

December 15, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL



Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from October 1 2003 to November 30 2003.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Regards,



By: ______________________
Masahiko Oshima
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM OCTOBER 1, 2003 TO NOVEMBER 30, 2003

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results dated November 25, 2003 (English translation attached) (Exhibit A1(a), A1(b))

2. Extraordinary Reports:
   See Annex B for a brief description.

   (a) Extraordinary Report dated October 1, 2003(*) (Exhibit A2(a))

3. Public Announcements (summary English translations attached):

   (a) "Possible Irrecoverability or Delayed Collection of Claims in MORIMOTO CORPORATION" dated October 1, 2003 (Exhibit A3(a)).
   (b) "Basic Agreement Reached with Tokyo Metropolitan Government to Settle Large Bank Tax Lawsuits" dated October 2, 2003 (Exhibit A3(b)).
   (c) "Sumitomo Mitsui Financial Group to Establish Corporate Recovery Joint-Venture Company with Goldman Sachs and Daiwa Securities SMBC Principal Investments Co. Ltd." dated October 8, 2003 (Exhibit A3(c)).
   (d) "Revision of Consolidated Earnings Forecasts for the Six Months Ended September 30, 2003" dated October 8, 2003 (Exhibit A3(d)).
   (e) "Settlement Reached with Tokyo Metropolitan Government Regarding Large Bank Tax Lawsuits" dated October 8, 2003 (Exhibit A3(e)).
   (f) "Revision of Earnings Forecast for the Six Months Ended September 30, 2003 by Its Consolidated Subsidiary, The Minato Bank, Limited" dated October 27, 2003 (Exhibit A3(f)).
   (g) "Support for Mitsui Mining Company's Revitalization" dated October 31, 2003 (Exhibit A3(g)).
   (h) "Revision of Earnings Forecast for the Six Months Ended September 30, 2003 by SMFG's Consolidated Subsidiary, The Bank of Kansai, Ltd." dated October 31, 2003 (Exhibit A3(h)).
   (i) "Revision of Fiscal Year 2003 Earnings Forecast by SMFG's Consolidated Subsidiary, Sakura KCS Corporation" dated October 31, 2003 (Exhibit A3(i)).
   (j) "Establishment of Corporate Recovery Joint-Venture Company with Goldman Sachs, Daiwa Securities SMBC Principal Investments and Development Bank of Japan" dated November 5, 2003 (Exhibit A3(j)).
   (k) "Revision of Consolidated Earnings Forecast for the Year Ending March 31, 2004" dated November 25, 2003 (Exhibit A3(k)).
   (l) "Revision of Earnings Forecast for Fiscal Year 2003 by Consolidated Subsidiary, The Bank of Kansai, Ltd." dated November 25, 2003 (Exhibit A3(l)).
   (m) "Revision of Earnings Forecast for Fiscal Year 2003 by Consolidated Subsidiary, The Minato Bank, Limited " dated November 25, 2003 (Exhibit A3(m)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Extraordinary Reports (Exhibit A2)

   (a) Report to the Minister of Finance concerning possible irrecoverability or delayed collection of claims on MORIMOTO CORPORATION. (*)
   (Exhibit A2(a))

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

File No. 82-4395
Exhibit A1(a)

平成16年 3月期　中間決算短信(連結)

平成15年11月25日

上場会社名　株式会社 三井住友フィナンシャルグループ
上場取引所　東証・大証・名証
コード番号　8316
本社所在都道府県　東京都
(URL http://www.smfg.co.jp)
代表者　取締役社長 西川善文
問合せ先責任者　財務部副部長 境康
TEL (03)5512-3411
中間決算取締役会開催日　平成15年11月25日
米国会計基準採用の有無　無
特定取引勘定設置の有無　有

1．平成15年9月中間期の連結業績（平成15年4月1日～平成15年9月30日）

（注）記載金額は百万円未満を切り捨てて表示しております。
平成14年9月中間期は旧三井住友銀行の計数を表示しております。

(1) 連結経営成績

	経常収益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%
平成15年9月中間期	1,760,835	(△ 0.1)	165,508	(10.4)	143,492	(160.2)
平成14年9月中間期	1,762,535	(△ 2.2)	149,856	(30.9)	55,145	(61.3)
平成15年3月期	3,506,386		△ 515,749		△ 465,359	

	1株当たり中間（当期）純利益	潜在株式調整後1株当たり中間（当期）純利益
	円 銭	円 銭
平成15年9月中間期	24,993 09	15,608 81
平成14年9月中間期	9 67	7 01
平成15年3月期	△ 84,324 99	—

（注）① 持分法投資損益　平成15年9月中間期　8,044 百万円
平成14年9月中間期　2,807 百万円
平成15年3月期　5,718 百万円
② 期中平均株式数(連結)　平成15年9月中間期　普通株式　5,741,297 株
平成14年9月中間期　普通株式　5,702,239,307 株
平成15年3月期　普通株式　5,707,451 株
③ 会計処理の方法の変更　有（別添中間連結貸借対照表の注記14参照）
④ 経常収益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本	連結自己資本比率（第一基準）
	百万円	百万円	%	円 銭	%
平成15年9月中間期	100,725,500	2,745,476	2.7	165,291 87	[速報値] 10.94
平成14年9月中間期	104,396,997	2,690,010	2.6	243 57	10.37
平成15年3月期	104,607,449	2,424,074	2.3	106,577 05	10.10

（注）期末発行済株式数(連結)　平成15年9月中間期　普通株式　5,742,447 株
平成14年9月中間期　普通株式　5,702,816,487 株
平成15年3月期　普通株式　5,740,942 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成15年9月中間期	△ 1,753,848	1,711,298	77,465	2,934,143
平成14年9月中間期	2,562,490	△ 2,734,949	△ 222,546	1,731,413
平成15年3月期	5,443,200	△ 4,623,917	△ 43,919	2,900,991

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　169 社　　持分法適用の非連結子会社数　4 社　　持分法適用の関連会社数　44 社

(5) 連結範囲及び持分法の適用の異動状況（平成15年3月期末対比）

連結　(新規)　8 社　　(除外)　9 社　　持分法　(新規)　2 社　　(除外)　1 社

2．平成16年3月期の連結業績予想(平成15年4月1日～平成16年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
通期	3,500,000	320,000	230,000

（参考）1株当たり予想当期純利益(通期)　34,995 円 63 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内

○期中平均株式数（連結）

	平成15年9月中間期	平成14年9月中間期	平成15年3月期
普通株式	5,741,297株	5,702,239,307株	5,707,451株
第一種優先株式（第1回第一種優先株式）	67,000株	67,000,000株	67,000株
第二種優先株式（第2回第一種優先株式）	100,000株	100,000,000株	100,000株
第三種優先株式（第五種優先株式）	800,000株	800,000,000株	800,000株
第1-12回第四種優先株式	50,100株	－	7,138株
第13回第四種優先株式	114,999株	－	6,301株

（注）1. 平成15年3月期の期中平均株式数は、当社設立前の旧三井住友銀行の株式数（株式移転比率調整後）を通算した、年間ベースの平均株式数であります。

2. 平成14年9月中間期の期中平均株式数は、旧三井住友銀行における株式数を表示しております。

3. （　）内は旧三井住友銀行における優先株式の名称であります。

○期末発行済株式数（連結）

	平成15年9月中間期	平成14年9月中間期	平成15年3月期
普通株式	5,742,447株	5,702,816,487株	5,740,942株
第一種優先株式（第1回第一種優先株式）	67,000株	67,000,000株	67,000株
第二種優先株式（第2回第一種優先株式）	100,000株	100,000,000株	100,000株
第三種優先株式（第五種優先株式）	800,000株	800,000,000株	800,000株
第1-12回第四種優先株式	50,100株	－	50,100株
第13回第四種優先株式	114,999株	－	115,000株

（注）1. 平成14年9月中間期の期末発行済株式数は、旧三井住友銀行における株式数を表示しております。

2. （　）内は旧三井住友銀行における優先株式の名称であります。

【参考】

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益－予想優先株式配当金総額}}{\text{中間期末発行済普通株式数（除く自己株式）}}$$

Ⅰ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１６９社、持分法適用会社は４８社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞

□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西銀行（大阪証券取引所市場第一部上場）
□株式会社関西さわやか銀行
□株式会社ジャパンネット銀行（インターネット専業銀行）
□ＳＭＢＣ信用保証株式会社（信用保証業務）

＜海外＞

□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞

□三井住友銀リース株式会社
□三井住友銀オートリース株式会社

＜海外＞

□SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞

□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□アットローン株式会社（個人向けローン業務）
□ＳＭＢＣキャピタル株式会社（ベンチャーキャピタル業務）
□ＳＭＢＣコンサルティング株式会社（情報提供サービス業務）
□ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□ＳＭＢＣフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）

○大和証券エスエムビーシー株式会社（ホールセール証券業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ディーエルジェイディレクト・エスエフジー証券株式会社（証券の電子金融取引業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
○株式会社クオーク（金銭債権買取業務）

＜海外＞

□SMBC Capital Markets, Inc.（投融資業務、スワップ業務）
□SMBC Capital Markets Limited（スワップ業務）
□SMBC Securities, Inc.（証券業務）
□Sumitomo Mitsui Finance Australia Limited（投融資業務）

Ⅱ．経営方針

1．経営の基本方針

当社は経営理念として以下を定めております。

○　お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。

○　事業の発展を通じて、株主価値の永続的な増大を図る。

○　勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

こうした経営理念の下、当社は、グループ収益力の向上と財務体質の強化を図り、企業価値の向上を実現していくことを経営の基本方針としております。

2．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

3．目標とする経営指標

自己資本比率（ＢＩＳ基準ベース）１０％以上を維持しつつ、当面は、公的資金の早期返済に向けて、収益力の強化を通じた剰余金の積上げを図ります。

4．中長期的な経営戦略

当社は、１６年度末に三井住友銀行における不良債権比率を半減することを目標に、不良債権のオフバランス化や企業実態の改善を通じた不良債権残高の更なる削減を進めるとともに、保有株式についても更に圧縮を進めることで、バランスシートのクリーンアップを加速してきております。

一方で、①お客様のニーズを的確に捉え、そのニーズに対してグループ総合力の発揮により質の高いサービスを提供することによるビジネスボリュームの拡大、②リスク・リターンの改善、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上、③ローコストオペレーションの徹底によるコスト競争力の強化、の3点を収益力の強化の基本方針として、経営の合理化を進めてきております。

こうして引き続き、収益力の強化を通じた着実な内部留保の蓄積を図ってまいります。

5．対処すべき課題

不良債権の削減については、１５年上期におけるオフバランス化の更なる推進、企業再生への取組み並びに劣化防止の取組みが奏効し、１５年度末における三井住友銀行の金融再生法開示債権残高見込みでありました3兆9千億円を半年前倒しで達成することができました。１５年下期には、ゴールドマン・サックス証券会社、大和証券エスエムビーシープリンシパル･インベストメンツ及び日本政策投資銀行と共同で設立致しました企業再生会社・債権買取ファンドなども活用し、処理を一段と加速させてまいります。

政策保有株式については、１５年上期においては、期初の最低目標であった７千億円に対して、既に約８割迄売却を終えました。引き続き株価変動リスクの更なる圧縮を図ってまいります。

収益力の強化に向けては、従来からの「業務改革」を通じた各種取組みに加えて以下の施策に取り組んでおります。

法人ビジネスにおいては、引き続き「融資慣行の見直し」を通じて利鞘改善に努力する一方、中堅・中小企業向けのリスクテイク型融資商品を拡充し、貸金増強に努めています。１５年度には、ビジネスセレクトローンをはじめとしたリスクテイク型融資商品で２兆３千億円の新規投入を計画、１５年上期においては、計画を上回る新規投入を達成しました。また「審査改革」を通じて、審査手法の標準化と審査のスピードアップ・ローコスト化を図りましたが、１５年下期においても、引き続きリスクテイク型商品の新規投入を推進、質を伴った貸金ボリュームの増強を図ってまいります。加えて、中堅・大企業に対しては、引き続き市場型間接金融、投資銀行業務等のソリューションビジネスを、大和証券エスエムビーシーとの協業等も更に強化しながら、拡充してまいります。

個人ビジネスにおいては、コンサルティング事業など新しいビジネスモデルの確立を進め、投資信託・投資型年金販売、住宅ローン等、既に高い競争優位性を有している戦略分野を更に強化いたします。１５年度においては、投資信託・投資型年金販売、並びに住宅ローンにおいて、前年度を大幅に上回る業務目標を立てておりますが、１５年上期の実績は計画を上回るものとなっております。加えて、決済ファイナンスの収益性向上などにも注力してまいります。

なお経費については、１５年度に、三井住友銀行における当初計画を 1 年前倒しで年間経費 6 千億円体制を実現すべく、取り組んでおります。１５年上期については、人件費の削減等により計画は順調に推移しており、１５年下期についても、資材調達の見直し等の施策を推進、更なる削減を実現させる所存です。

グループ会社間の協働としては、１５年４月に三井住友銀行のシステム関連機能を日本総合研究所に移管・統合いたしております。また１１月より三井住友銀行と三井住友カードで協働開発した、２０代３０代の個人のお客様だけを対象とした商品「One's Style（ワンズスタイル）」の取扱いを開始しています。これからも、こうしたグループ会社間の連携を一段と進め、各社の強力な事業基盤をより活かしていくことで、グループ全体の収益力向上を図ってまいります。

６．コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

当社では監査役制度を採用しており、監査役５名のうち３名が社外監査役ですが、経営の透明性と健全性を高めるためには、社外の方々のご意見を経営に反映させていくことが重要であると考えており、社外取締役も選任しています。

取締役会は、社外取締役２名を含む８名の取締役で構成されており、その内部に、当社グループ全体のリスク管理やコンプライアンスに関する事項を審議する「リスク管理委員会」のほか、「報酬委員会」及び「人事委員会」という３つの委員会を設けて、業務執行を監督する機能を補完しています。それぞれ公認会計士、弁護士である２名の社外取締役には、３委員会すべての委員（報酬委員会については委員長を含む）に就任いただいており、業務の執行から離れた客観的な立場での審議が可能な体制としています。

一方、グループ全体の業務執行及び経営管理に関する最高意思決定機関として、取締役社長が主宰する「グループ経営会議」を設置しており、同会議は取締役社長の指名する役員によって構成されます。業務執行上の重要事項等については、グループ経営会議を構成する役員間で協議を行った上で、取締役社長がその採否を決定しています。また、当社及びグループ各社の経営レベルで、グループ各社の業務計画に関する事項について意見交換・協議・報告する場として、「グループ戦略会議」を設けています。

また、当社グループ全体のコンプライアンス強化等に関し必要な諸施策を実務レベルで協議するため「コンプライアンス委員会」を設置しております。同委員会には、コンプライアンス担当役員、関連部長のほか、諮問委員として外部有識者が参加しています。

当社の業務執行・監査並びに内部統制の仕組みの概要は以下のとおりです。


株主総会
SMFG
会計監査人
外部有識者
経営・監督
取締役会(8名)
リスク管理委員会
人事委員会
報酬委員会
社外取締役(2名)
監査役・監査役会(5名)
社外監査役(3名)
監査役室
グループ経営会議
コンプライアンス委員会
参加
グループ戦略会議
広報部
企画部
IR室
財務部
グループ事業部
IT企画部
人事部
総務部
リスク統括部
監査部
業務執行
監視/内部統制

Ⅲ. 経営成績及び財政状態

1. 当中間連結会計期間の概況

(注) 以下の増減の基準となる前中間連結会計期間の計数は、旧三井住友銀行の平成14年9月中間期の計数であります。

(1) 損益

当中間連結会計期間は、業務改革等を通じて収益力の強化を図るとともに、引続き経営全般の合理化推進により経費削減に努めました。

経常収益・経常費用につきましては、貸出金利息･預金利息の減少等による資金運用収益･資金調達費用の減少やその他経常費用の減少などを要因とし、経常収益が前中間連結会計期間対比0.1%減の1兆7,608億円、経常費用は同1.1%減の1兆5,953億円となりました。

その結果、経常利益は１，６５５億円（前中間連結会計期間対比＋１０．４％）、特別損益等を勘案した中間純利益は１，４３４億円（同＋１６０．２％）となりました。

（２）業容

預金は前連結会計年度末対比２,１１２億円増加して６３兆１,４２２億円となり、譲渡性預金は同１兆４，７３４億円減少して３兆３,７９６億円となりました。

一方、貸出金は、同１兆４，１６５億円減少し、５９兆６,６６３億円となりました。総資産は、同３兆８，８１９億減少し、１００兆７，２５５億円となりました。

（３）純資産

純資産額は、中間純利益の計上及びその他有価証券評価差額金の増加等により、前連結会計年度末対比３，２１４億円増加して２兆７，４５４億円となりました。

（４）キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△１兆７，５３８億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が１兆７，１１２億円、劣後調達等の「財務活動によるキャッシュ・フロー」が７７４億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は２兆９，３４１億円となりました。

（５）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が６９（前中間連結会計期間対比△２）％、リース業が１７（同＋２）％、その他事業が１４（同＋０）％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が９０（前中間連結会計期間対比＋６）％、米州が５（同△１）％、欧州、アジア・オセアニアは、各々３（同△３）％、２（同△２）％となりました。

（６）自己資本比率（第一基準）（速報値）

連結自己資本比率が１０．９４％となりました。

２．平成１６年３月期の見通し

（１）業績全般に関する見通し

平成１６年３月期につきましては、不良債権のオフバランス化や企業実態の改善を通じた不良債権残高の更なる削減を進めるとともに、保有株式残高についても更に圧縮を進めることで、バランスシートのクリーンアップを加速させてまいります。また、引き続き収益体質の強化に向けた取り組みを加速させ、経営の合理化等を進めてまいります。

業績の見通しは、連結経常収益３兆５，０００億円、連結経常利益３，２００億円、連結当期純利益２，３００億円を予想しております。

また、当社単体の業績の見通しは、営業収益５５０億円、経常利益５００億円、当期純利益５００億円を予想しております。

（２）利益配分に関する見通し

平成１６年３月期の当社の配当につきましては、引き続き経済情勢や株式相場の先行きが不透明な状況であること等を勘案して、普通株式、優先株式ともに中間配当を実施しないことといたします。また、期末配当につきましては、内部留保の水準を勘案し、次のとおりとする予定であります。

普通株式	１株当たり	３，０００円
第一種優先株式	１株当たり	１０，５００円
第二種優先株式	１株当たり	２８，５００円
第三種優先株式	１株当たり	１３，７００円
第１回～第12回第四種優先株式	１株当たり	１３５，０００円
第13回第四種優先株式	１株当たり	６７，５００円

Ⅳ．中間連結財務諸表等

中間連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　　１６９社

主要な会社名　　株式会社三井住友銀行
株式会社みなと銀行
株式会社関西銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣキャピタル株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社関西さわやか銀行他２社は株式取得により、SMBC Leasing Investment L.L.C.他４社は新規設立により、当中間連結会計期間から連結子会社としております。

さくらフレンド証券株式会社、株式会社三井ファイナンスサービス、さくらファイナンスサービス株式会社他２社は合併により、Sakura Global Capital Asia Limited は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他２社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１０４社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　　４社

主要な会社名　　SBCS Co.,Ltd.

（２）持分法適用の関連会社　　　　４４社

主要な会社名　　大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、北海道マザーランド・キャピタル株式会社他１社は新規設立等により、当中間連結会計期間から持分法適用の関連会社としております。

また、Daiwa Europe (Deutschland) GmbH は清算により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他１０４社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の中間決算日等に関する事項

（１） 連結子会社の中間決算日は次のとおりであります。

３月末日	５社
４月末日	１社
６月末日	６５社
７月末日	２社
９月末日	９６社

（２）３月末日を中間決算日とする連結子会社は、９月末日現在、４月末日を中間決算日とする連結子会社については、７月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

中間連結貸借対照表注記、中間連結損益計算書注記に記載しております。

５．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書注記に記載しております。

中間連結貸借対照表

平成15年 9月30日現在

（金額単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	3,898,506	預金	63,142,263
コールローン及び買入手形	654,263	譲渡性預金	3,379,610
買現先勘定	90,979	コールマネー及び売渡手形	8,019,874
債券貸借取引支払保証金	625,010	売現先勘定	1,897,172
買入金銭債権	444,540	債券貸借取引受入担保金	4,624,779
特定取引資産	3,485,349	コマーシャル・ペーパー	247,500
金銭の信託	27,498	特定取引負債	2,046,766
有価証券	22,451,050	借用金	2,476,833
貸出金	59,666,363	外国為替	448,316
外国為替	774,597	社債	3,779,852
その他資産	3,349,993	信託勘定借	24,944
動産不動産	988,386	その他負債	3,551,051
リース資産	1,006,315	賞与引当金	20,908
繰延税金資産	1,845,975	退職給付引当金	93,220
再評価に係る繰延税金資産	723	債権売却損失引当金	2,628
連結調整勘定	12,733	日本国際博覧会出展引当金	57
支払承諾見返	3,102,644	特別法上の引当金	531
貸倒引当金	△ 1,699,431	繰延税金負債	58,494
		再評価に係る繰延税金負債	56,685
		支払承諾	3,102,644
		負債の部合計	96,974,137
		（少数株主持分）	
		少数株主持分	1,005,886
		（資本の部）	
		資本金	1,247,650
		資本剰余金	854,798
		利益剰余金	423,309
		土地再評価差額金	97,914
		その他有価証券評価差額金	176,225
		為替換算調整勘定	△ 41,189
		自己株式	△ 13,231
		資本の部合計	2,745,476
資産の部合計	100,725,500	負債、少数株主持分及び資本の部合計	100,725,500

中間連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

なお、連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当中間連結決算日前１カ月の市場価格の平均等、それ以外については当中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

６．当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年
動　産　２年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として５年）に基づく定額法により償却しております。

８．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間連結会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。

この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,846百万円増加しております。なお、この変更に伴う損益への影響はありません。

また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ737,724百万円増加しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が下記22.の３カ月以上延滞債権又は下記23.の貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 1,693,302百万円であります。

10．賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

11．退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の６を乗じた額を計上しております。

12．債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であります。

13．当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14．連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下「業種別監査委員会報告第24号」という。）による経過措置を適用しておりましたが、当中間連結会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。

会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間連結会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。

また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当中間連結会計期間から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。

なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

15．連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッ

ジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

16. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

17. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

18. 2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であり、租税特別措置法第57条の2の準備金を含んでおります。

19. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金	18百万円	金融先物取引法第82条の規定に基づく準備金であります。
証券取引責任準備金	513百万円	証券取引法第51条の規定に基づく準備金であります。

20. 動産不動産の減価償却累計額　604,089百万円
リース資産の減価償却累計額　1,508,565百万円

21. 貸出金のうち、破綻先債権額は179,497百万円、延滞債権額は2,287,238百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

22. 貸出金のうち、3カ月以上延滞債権額は101,630百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

23. 貸出金のうち、貸出条件緩和債権額は1,853,890百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

24. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は4,422,255百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。

なお、21. から24. に掲げた債権額は、貸倒引当金控除前の金額であります。

25. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,761百万円であります。

26. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	124,638百万円
特定取引資産	570,857百万円
有価証券	9,794,664百万円
貸出金	3,760,959百万円
その他資産(延払資産等)	1,180百万円
動産不動産	529百万円
担保資産に対応する債務	
預金	14,910百万円
コールマネー及び売渡手形	7,054,900百万円
売現先勘定	1,857,026百万円
債券貸借取引受入担保金	4,355,513百万円
特定取引負債	144,062百万円
借用金	4,216百万円
その他負債	10,979百万円
支払承諾	149,297百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,798百万円、特定取引資産4,204百万円、有価証券3,966,901百万円及び貸出金968,383百万円を差し入れております。

また、動産不動産のうち保証金権利金は118,028百万円、その他資産のうち先物取引差入証拠金は7,036百万円であります。

27. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,735,996百万円、繰延ヘッジ利益の総額は1,609,388百万円であります。
28. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
　また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
　再評価を行った年月日
　　連結子会社である三井住友銀行　平成10年３月31日及び平成14年３月31日
　　その他の一部の連結子会社　　　平成11年３月31日、平成14年３月31日
　同法律第３条第３項に定める再評価の方法
　　連結子会社である三井住友銀行　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価額に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
　　その他の一部の連結子会社　　　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
29. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金811,510百万円が含まれております。
30. 社債には、劣後特約付社債1,583,839百万円が含まれております。
31. １株当たり純資産額　　165,291円87銭
32. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等が含まれております。以下37.まで同様であります。
　売買目的有価証券
　　中間連結貸借対照表計上額　　　　　　　1,205,895百万円
　　当中間連結会計期間の損益に含まれた評価差額　△1,705
　満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	510,142百万円	498,990百万円	△11,152百万円	884百万円	12,037百万円
その他	21,329	22,379	1,049	1,166	117
合計	531,472	521,369	△10,103	2,051	12,155

　その他有価証券で時価のあるもの

	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,606,121百万円	3,077,101百万円	470,979百万円	578,166百万円	107,187百万円
債券	12,436,715	12,281,842	△154,872	6,597	161,470
国債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社債	782,465	774,489	△7,975	2,808	10,783
その他	4,187,030	4,174,553	△12,477	20,171	32,649
合計	19,229,867	19,533,496	303,629	604,936	301,307

　なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円（収益）であります。
　また、時価ヘッジの適用の結果、資本直入処理の対象となる額は281,599百万円であり、同対象額から繰延税金負債110,395百万円を差し引いた額171,203百万円のうち少数株主持分相当額△4,343百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額722百万円を加算した額176,269 百万円が、「その他有価証券評価差額金」に含まれております。
　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下「減損処理」という。）しております。
　当中間連結会計期間におけるこの減損処理額は530百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

33. 当中間連結会計期間中に売却した満期保有目的の債券は次のとおりであります。

	売却原価	売却額	売却損益	売却の理由
国債	21,063百万円	21,709百万円	645百万円	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	連結子会社であるみなと銀行における資金運用方針の変更
合 計	44,123	45,506	1,382	

34. 当中間連結会計期間中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
15,761,524百万円	145,995百万円	95,693百万円

35. 時価のない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内 容	中間連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	5,411百万円
その他	10,112
その他有価証券	
非上場株式(店頭売買株式を除く)	338,389
非上場債券	1,457,321
非上場外国証券	325,123
その他	109,236

36. 連結子会社であるみなと銀行において、当中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ36百万円及び２百万円増加しております。

37. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	１年以内	１年超５年以内	５年超10年以内	10年超
債券	2,916,076百万円	6,936,933百万円	3,780,495百万円	615,803百万円
国債	2,717,215	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社債	192,133	1,579,106	456,162	4,411
その他	471,659	2,977,811	434,399	606,081
合計	3,387,735	9,914,745	4,214,895	1,221,884

38. 金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託

中間連結貸借対照表計上額	7,443百万円
当中間連結会計期間の損益に含まれた評価差額	-

その他の金銭の信託

取得原価	20,070百万円
中間連結貸借対照表計上額	20,054
評価差額	△16
うち益	249
うち損	265

なお、上記の評価差額に繰延税金資産6百万円を加えた額△9百万円が、「その他有価証券評価差額金」に含まれております。

39. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に6,002百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は654,394百万円、当中間連結会計期間末に当該処分をせずに所有しているものは136,090百万円であります。

40. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,801,082百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが27,261,498百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

中間連結損益計算書

自　平成15年 4月 1日
至　平成15年 9月30日

(金額単位　百万円)

科目	金額
経常収益	1,760,835
資金運用収益	826,407
(うち貸出金利息)	(585,813)
(うち有価証券利息配当金)	(138,520)
信託報酬	84
役務取引等収益	237,159
特定取引収益	163,904
その他業務収益	459,685
その他経常収益	73,594
経常費用	1,595,326
資金調達費用	163,169
(うち預金利息)	(56,717)
役務取引等費用	41,969
その他業務費用	432,980
営業経費	448,094
その他経常費用	509,112
経常利益	165,508
特別利益	41,421
特別損失	20,050
税金等調整前中間純利益	186,880
法人税、住民税及び事業税	22,436
法人税等調整額	△ 5,137
少数株主利益	26,087
中間純利益	143,492

中間連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．１株当たり中間純利益　24,993円09銭
　３．潜在株式調整後１株当たり中間純利益　15,608円81銭
　４．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
　　特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。
　５．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。
　（1）リース取引のリース料収入の計上方法
　　　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
　（2）割賦販売取引の売上高及び売上原価の計上方法
　　　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。
　６．「その他経常収益」には、株式等売却益56,039百万円を含んでおります。
　７．「その他経常費用」には、貸出金償却388,924百万円を含んでおります。
　８．「特別利益」には、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。
　９．「特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,021百万円、店舗の統廃合等に伴う動産不動産処分損8,408百万円を含んでおります。

中間連結剰余金計算書

自　平成15年 4月 1日
至　平成15年 9月30日

（金額単位　百万円）

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	856,237
資本剰余金減少高	1,439
自己株式処分差損	1,439
資本剰余金中間期末残高	854,798
（利益剰余金の部）	
利益剰余金期首残高	311,664
利益剰余金増加高	147,018
中間純利益	143,492
土地再評価差額金の取崩に伴う増加高	3,525
利益剰余金減少高	35,373
配当金	33,306
連結子会社の合併に伴う減少高	2,066
利益剰余金中間期末残高	423,309

（注）記載金額は百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

自　平成15年 4月 1日
至　平成15年 9月30日

（金額単位　百万円）

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前中間純利益	186,880
動産不動産等減価償却費	41,894
リース資産減価償却費	167,285
連結調整勘定償却額	4,191
持分法による投資損益（△）	△ 8,044
貸倒引当金の増加額	△ 550,977
債権売却損失引当金の増加額	△ 18,036
賞与引当金の増加額	△ 1,134
退職給付引当金の増加額	7,969
日本国際博覧会出展引当金の増加額	57
資金運用収益	△ 826,407
資金調達費用	163,169
有価証券関係損益（△）	△ 40,431
金銭の信託の運用損益（△）	1,007
為替差損益（△）	221,477
動産不動産処分損益（△）	7,985
リース資産処分損益（△）	49
特定取引資産の純増（△）減	1,003,098
特定取引負債の純増減（△）	△ 802,432
貸出金の純増（△）減	1,985,803
預金の純増減（△）	△ 428,206
譲渡性預金の純増減（△）	△ 1,479,196
借用金（劣後特約付借入金を除く）の純増減（△）	△ 51,542
有利息預け金の純増（△）減	△ 432,383
コールローン等の純増（△）減	△ 508,664
債券貸借取引支払保証金の純増（△）減	1,356,233
コールマネー等の純増減（△）	△ 3,181,690
コマーシャル・ペーパーの純増減（△）	59,700
債券貸借取引受入担保金の純増減（△）	△ 182,466
外国為替（資産）の純増（△）減	△ 24,440
外国為替（負債）の純増減（△）	50,442
普通社債の発行・償還による純増減（△）	8,655
信託勘定借の純増減（△）	18,990
資金運用による収入	856,081
資金調達による支出	△ 174,330
その他	809,744
小　計	△ 1,759,666
法人税等の支払額	5,817
営業活動によるキャッシュ・フロー	△ 1,753,848
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 23,707,428
有価証券の売却による収入	15,807,610
有価証券の償還による収入	9,806,287
金銭の信託の増加による支出	△ 21,111
金銭の信託の減少による収入	17,268
動産不動産の取得による支出	△ 22,248
動産不動産の売却による収入	17,330
リース資産の取得による支出	△ 192,936
リース資産の売却による収入	15,526
連結範囲の変更を伴う子会社株式の取得による支出	△ 8,999
投資活動によるキャッシュ・フロー	1,711,298
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	34,500
劣後特約付借入金の返済による支出	△ 95,500
劣後特約付社債・新株予約権付社債の発行による収入	238,362
劣後特約付社債・新株予約権付社債の償還による支出	△ 42,962
配当金支払額	△ 33,330
少数株主への配当金支払額	△ 24,388
自己株式の取得による支出	△ 152
自己株式の売却による収入	936
財務活動によるキャッシュ・フロー	77,465
Ⅳ 現金及び現金同等物に係る換算差額	△ 1,763
Ⅴ 現金及び現金同等物の増加額	33,151
Ⅵ 現金及び現金同等物の期首残高	2,900,991
Ⅶ 連結除外に伴う現金及び現金同等物の減少額	△0
Ⅷ 現金及び現金同等物の中間期末残高	2,934,143

中間連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
２．中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
３．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成15年9月30日現在

現金預け金勘定	3,898,506百万円
有利息預け金	△964,363百万円
現金及び現金同等物	2,934,143百万円

４．株式の取得により新たに株式会社関西さわやか銀行、他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。

資産	800,118百万円	（うち貸出金　593,042百万円）
負債	△724,759百万円	（うち預金　△682,774百万円）
少数株主持分	△23,450百万円	
連結調整勘定	△13,136百万円	
上記３社株式の取得価額	38,773百万円	
上記３社現金及び現金同等物	△29,773百万円	
差引：上記３社取得のための支出	8,999百万円	

比較中間連結貸借対照表(主要内訳)

【三井住友銀行】

(金額単位　百万円)

科目 ＼ 連結会計期間別	当中間連結会計期間 (平成15年9月30日現在) (A)	前中間連結会計期間 (平成14年9月30日現在) (B)	比較 (A)－(B)	前連結会計年度要約連結貸借対照表 (平成15年3月31日現在) (C)	比較 (A)－(C)
(資産の部)					
現金預け金	3,898,506	2,905,651	992,855	3,442,523	455,983
ｺｰﾙﾛｰﾝ及び買入手形	654,263	474,150	180,113	187,563	466,700
買現先勘定	90,979	82,218	8,761	109,710	△ 18,731
債券貸借取引支払保証金	625,010	2,186,491	△ 1,561,481	1,981,243	△ 1,356,233
買入金銭債権	444,540	307,755	136,785	363,981	80,559
特定取引資産	3,485,349	3,442,097	43,252	4,495,396	△ 1,010,047
金銭の信託	27,498	44,106	△ 16,608	24,629	2,869
有価証券	22,451,050	22,650,667	△ 199,617	24,118,520	△ 1,667,470
貸出金	59,666,363	62,553,278	△ 2,886,915	61,082,946	△ 1,416,583
外国為替	774,597	922,640	△ 148,043	749,974	24,623
その他資産	3,349,993	3,302,344	47,649	3,219,009	130,984
動産不動産	988,386	1,172,058	△ 183,672	1,007,905	△ 19,519
リース資産	1,006,315	930,418	75,897	996,344	9,971
繰延税金資産	1,845,975	1,999,075	△ 153,100	1,956,103	△ 110,128
再評価に係る繰延税金資産	723	726	△ 3	724	△ 1
連結調整勘定	12,733	19,031	△ 6,298	30,031	△ 17,298
支払承諾見返	3,102,644	3,453,755	△ 351,111	3,084,383	18,261
貸倒引当金	△ 1,699,431	△ 2,049,472	350,041	△ 2,243,542	544,111
資産の部合計	100,725,500	104,396,997	△ 3,671,497	104,607,449	△ 3,881,949
(負債の部)					
預金	63,142,263	61,438,332	1,703,931	62,931,007	211,256
譲渡性預金	3,379,610	4,846,529	△ 1,466,919	4,853,017	△ 1,473,407
ｺｰﾙﾏﾈｰ及び売渡手形	8,019,874	12,739,570	△ 4,719,696	8,953,084	△ 933,210
売現先勘定	1,897,172	1,946,489	△ 49,317	4,144,735	△ 2,247,563
債券貸借取引受入担保金	4,624,779	3,842,595	782,184	4,807,245	△ 182,466
コマーシャル・ペーパー	247,500	185,500	62,000	187,800	59,700
特定取引負債	2,046,766	2,599,491	△ 552,725	2,851,391	△ 804,625
借用金	2,476,833	2,721,278	△ 244,445	2,580,135	△ 103,302
外国為替	448,316	438,643	9,673	397,666	50,650
社債	3,779,852	3,582,598	197,254	3,583,754	196,098
信託勘定借	24,944	－	24,944	5,953	18,991
その他負債	3,551,051	2,645,968	905,083	2,558,956	992,095
賞与引当金	20,908	21,216	△ 308	22,079	△ 1,171
退職給付引当金	93,220	148,116	△ 54,896	101,408	△ 8,188
債権売却損失引当金	2,628	47,190	△ 44,562	20,665	△ 18,037
日本国際博覧会出展引当金	57	－	57	－	57
特別法上の引当金	531	255	276	649	△ 118
繰延税金負債	58,494	34,507	23,987	43,930	14,564
再評価に係る繰延税金負債	56,685	62,693	△ 6,008	58,788	△ 2,103
支払承諾	3,102,644	3,453,755	△ 351,111	3,084,383	18,261
負債の部合計	96,974,137	100,754,733	△ 3,780,596	101,186,654	△ 4,212,517
少数株主持分	1,005,886	952,253	53,633	996,720	9,166
資本の部合計	2,745,476	2,690,010	55,466	2,424,074	321,402
負債、少数株主持分及び資本の部合計	100,725,500	104,396,997	△ 3,671,497	104,607,449	△ 3,881,949

(注) 1. 前中間連結会計期間には旧三井住友銀行の平成14年9月中間期の計数を記載しております。

2. 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結損益計算書（主要内訳）

【三井住友銀行】

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成15年4月 1日 至 平成15年9月30日 （A）	前中間連結会計期間 自 平成14年4月 1日 至 平成14年9月30日 （B）	比較 （A）－（B）	前連結会計年度 要約連結損益計算書 自 平成14年4月 1日 至 平成15年3月31日
経常収益	1,760,835	1,762,535	△ 1,700	3,506,386
資金運用収益	826,407	954,856	△ 128,449	1,816,908
（うち貸出金利息）	（585,813）	（639,943）	（△ 54,130）	（1,262,092）
（うち有価証券利息配当金）	（138,520）	（140,090）	（△ 1,570）	（268,261）
信託報酬	84	－	84	7
役務取引等収益	237,159	204,619	32,540	424,238
特定取引収益	163,904	110,534	53,370	206,496
その他業務収益	459,685	444,096	15,589	946,957
その他経常収益	73,594	48,429	25,165	111,776
経常費用	1,595,326	1,612,679	△ 17,353	4,022,136
資金調達費用	163,169	220,912	△ 57,743	417,404
（うち預金利息）	（56,717）	（83,905）	（△ 27,188）	（152,373）
役務取引等費用	41,969	42,195	△ 226	71,338
特定取引費用	－	718	△ 718	725
その他業務費用	432,980	333,888	99,092	721,134
営業経費	448,094	446,103	1,991	889,237
その他経常費用	509,112	568,862	△ 59,750	1,922,296
経常利益	165,508	149,856	15,652	△ 515,749
特別利益	41,421	2,942	38,479	11,906
特別損失	20,050	42,448	△ 22,398	87,071
税金等調整前中間（当期）純利益	186,880	110,349	76,531	△ 590,914
法人税、住民税及び事業税	22,436	26,700	△ 4,264	66,068
法人税等調整額	△ 5,137	10,333	△ 15,470	△ 225,190
少数株主利益	26,087	18,170	7,917	33,567
中間（当期）純利益	143,492	55,145	88,347	△ 465,359

（注）1. 前中間連結会計期間には旧三井住友銀行の平成14年9月中間期の計数を記載しております。
　　　2. 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結剰余金計算書（主要内訳）

【三井住友銀行】

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成15年4月1日 至 平成15年9月30日 (A)	前中間連結会計期間 自 平成14年4月1日 至 平成14年9月30日 (B)	比較 (A)－(B)	前連結会計年度 要約連結剰余金計算書 自 平成14年4月1日 至 平成15年3月31日
（資本剰余金の部）				
資本剰余金期首残高	856,237	1,684,373	△ 828,136	1,684,373
資本準備金期首残高	－	1,326,758	△ 1,326,758	1,326,758
その他資本剰余金期首残高	－	357,614	△ 357,614	357,614
資本剰余金増加高	－	－	－	577,465
資本剰余金減少高	1,439	476	963	1,405,601
資本剰余金中間期末（期末）残高	854,798	1,683,896	△ 829,098	856,237
（利益剰余金の部）				
利益剰余金期首残高	311,664	117,743	193,921	117,743
利益剰余金増加高	147,018	58,431	88,587	696,631
利益剰余金減少高	35,373	37,351	△ 1,978	502,710
利益剰余金中間期末（期末）残高	423,309	138,823	284,486	311,664

（注）1. 前中間連結会計期間には旧三井住友銀行の平成14年9月中間期の計数を記載しております。
　　 2. 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結キャッシュ・フロー計算書

【三井住友銀行】　（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成15年4月1日 至 平成15年9月30日 (A)	前中間連結会計期間 自 平成14年4月1日 至 平成14年9月30日 (B)	比較 (A)－(B)	前連結会計年度 連結ｷｬｯｼｭ･ﾌﾛｰ計算書 自 平成14年4月1日 至 平成15年3月31日
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益	186,880	110,349	76,531	△ 590,914
動産不動産等減価償却費	41,894	44,208	△ 2,314	89,414
リース資産減価償却費	167,285	149,071	18,214	312,562
連結調整勘定償却額	4,191	2,773	1,418	10,171
持分法による投資損益（△）	△ 8,044	△ 2,807	△ 5,237	△ 5,718
貸倒引当金の増加額	△ 550,977	△ 109,670	△ 441,307	82,688
債権売却損失引当金の増加額	△ 18,036	△ 39,180	21,144	△ 65,706
賞与引当金の増加額	△ 1,134	△ 402	△ 732	△ 140
退職給付引当金の増加額	7,969	147	7,822	△ 47,563
日本国際博覧会出展引当金の増加額	57	－	57	－
資金運用収益	△ 826,407	△ 954,856	128,449	△ 1,816,908
資金調達費用	163,169	220,912	△ 57,743	417,404
有価証券関係損益（△）	△ 40,431	107,763	△ 148,194	471,528
金銭の信託の運用損益（△）	1,007	3,703	△ 2,696	4,003
為替差損益（△）	221,477	154,537	66,940	170,155
動産不動産処分損益（△）	7,985	11,034	△ 3,049	33,301
リース資産処分損益（△）	49	2,020	△ 1,971	1,505
特定取引資産の純増（△）減	1,003,098	△ 216,670	1,219,768	△ 1,253,569
特定取引負債の純増減（△）	△ 802,432	321,258	△ 1,123,690	569,881
貸出金の純増（△）減	1,985,803	1,008,160	977,643	2,472,161
預金の純増減（△）	△ 428,206	△ 3,532,384	3,104,178	△ 2,024,876
譲渡性預金の純増減（△）	△ 1,479,196	△ 1,813,399	334,203	△ 1,806,894
借用金（劣後特約付借入金を除く）の純増減（△）	△ 51,542	△ 71,036	19,494	△ 261,965
有利息預け金の純増（△）減	△ 432,383	2,294,589	△ 2,726,972	2,947,705
コールローン等の純増（△）減	△ 508,664	1,071,737	△ 1,580,401	1,280,173
債券貸借取引支払保証金の純増（△）減	1,356,233	834,028	522,205	1,039,276
コールマネー等の純増減（△）	△ 3,181,690	2,490,237	△ 5,671,927	902,660
コマーシャル・ペーパーの純増減（△）	59,700	△ 982,000	1,041,700	△ 979,700
債券貸借取引受入担保金の純増減（△）	△ 182,466	667,795	△ 850,261	1,632,445
外国為替（資産）の純増（△）減	△ 24,440	△ 129,163	104,723	42,144
外国為替（負債）の純増減（△）	50,442	139,635	△ 89,193	99,013
普通社債の発行・償還による純増減（△）	8,655	182,702	△ 174,047	457,319
信託勘定借の純増減（△）	18,990	－	18,990	5,953
資金運用による収入	856,081	1,049,827	△ 193,746	1,956,975
資金調達による支出	△ 174,330	△ 243,453	69,123	△ 464,798
その他	809,744	△ 171,533	981,277	△ 100,004
小計	△ 1,759,666	2,599,937	△ 4,359,603	5,579,686
法人税等の支払額	5,817	△ 37,447	43,264	△ 136,485
営業活動によるキャッシュ・フロー	△ 1,753,848	2,562,490	△ 4,316,338	5,443,200
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出	△ 23,707,428	△ 27,644,498	3,937,070	△ 49,938,065
有価証券の売却による収入	15,807,610	20,817,747	△ 5,010,137	37,711,992
有価証券の償還による収入	9,806,287	4,256,509	5,549,778	7,907,363
金銭の信託の増加による支出	△ 21,111	△ 14,621	△ 6,490	△ 14,622
金銭の信託の減少による収入	17,268	4,026	13,242	23,624
動産不動産の取得による支出	△ 22,248	△ 30,911	8,663	△ 69,884
動産不動産の売却による収入	17,330	28,219	△ 10,889	73,677
リース資産の取得による支出	△ 192,936	△ 162,426	△ 30,510	△ 336,512
リース資産の売却による収入	15,526	14,875	651	33,900
連結範囲の変更を伴う子会社株式の取得による支出	△ 8,999	△ 3,924	△ 5,075	△ 15,444
連結範囲の変更を伴う子会社株式の売却による収入	－	53	△ 53	53
投資活動によるキャッシュ・フロー	1,711,298	△ 2,734,949	4,446,247	△ 4,623,917
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入	34,500	117,000	△ 82,500	165,000
劣後特約付借入金の返済による支出	△ 95,500	△ 204,500	109,000	△ 286,500
劣後特約付社債・新株予約権付社債の発行による収入	238,362	152,687	85,675	223,950
劣後特約付社債・新株予約権付社債の償還による支出	△ 42,962	△ 226,871	183,909	△ 565,522
株式等の発行による収入	－	－	－	495,300
配当金支払額	△ 33,330	△ 37,313	3,983	△ 37,348
少数株主からの払込みによる収入	－	220	△ 220	220
少数株主への配当金支払額	△ 24,388	△ 25,147	759	△ 39,621
自己株式の取得による支出	△ 152	△ 3,588	3,436	△ 7,875
自己株式の売却による収入	936	4,968	△ 4,032	8,479
財務活動によるキャッシュ・フロー	77,465	△ 222,546	300,011	△ 43,919
Ⅳ 現金及び現金同等物に係る換算差額	△ 1,763	△ 2,325	562	△ 2,629
Ⅴ 現金及び現金同等物の増加額	33,151	△ 397,329	430,480	772,734
Ⅵ 現金及び現金同等物の期首残高	2,900,991	2,128,742	772,249	2,128,742
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	－	0	△ 0	0
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	△ 0	－	△ 0	△ 486
Ⅸ 現金及び現金同等物の中間期末（期末）残高	2,934,143	1,731,413	1,202,730	2,900,991

(注) 1. 前中間連結会計期間には旧三井住友銀行の平成14年9月中間期の計数を記載しております。
　　2. 記載金額は百万円未満を切り捨てて表示しております。

V．セグメント情報

1．事業の種類別セグメント情報

当中間連結会計期間（自　平成１５年４月１日　　至　平成１５年９月３０日）　　　　　　　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,276,476	317,650	166,708	1,760,835	−	1,760,835
(2) セグメント間の内部経常収益	14,913	9,527	90,622	115,063	(　115,063)	−
計	1,291,389	327,177	257,331	1,875,898	(　115,063)	1,760,835
経常費用	1,168,804	313,395	220,912	1,703,112	(　107,786)	1,595,326
経常利益	122,584	13,782	36,418	172,785	(　7,277)	165,508

(注)　1．事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.各事業の主な内容
(1)銀行業･･････････銀行業
(2)リース業････････リース業
(3)その他事業･･････証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

前中間連結会計期間（自　平成１４年４月１日　　至　平成１４年９月３０日）　　　　　　　(金額単位 百万円)
【三井住友銀行】

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,305,946	294,373	162,215	1,762,535	−	1,762,535
(2) セグメント間の内部経常収益	8,788	2,774	88,547	100,110	(　100,110)	−
計	1,314,735	297,148	250,762	1,862,646	(　100,110)	1,762,535
経常費用	1,212,810	284,870	216,456	1,714,138	(　101,459)	1,612,679
経常利益	101,924	12,277	34,305	148,507	1,348	149,856

(注) 前中間連結会計期間には旧三井住友銀行の平成14年9月中間期の計数を記載しております。

前連結会計年度（自　平成１４年４月１日　　至　平成１５年３月３１日）　　　　　　　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	2,530,217	640,529	335,639	3,506,386	−	3,506,386
(2) セグメント間の内部経常収益	31,282	5,563	163,790	200,636	(　200,636)	−
計	2,561,499	646,093	499,429	3,707,023	(　200,636)	3,506,386
経常費用	3,130,721	622,237	447,163	4,200,122	(　177,986)	4,022,136
経常利益	△569,221	23,855	52,265	△493,099	(　22,650)	△515,749

2．所在地別セグメント情報

当中間連結会計期間（自　平成１５年４月１日　　至　平成１５年９月３０日）　　(金額単位 百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,606,056	71,757	43,371	39,649	1,760,835	—	1,760,835
(2) セグメント間の内部経常収益	21,629	19,230	2,464	6,062	49,386	(49,386)	—
計	1,627,685	90,988	45,836	45,712	1,810,221	(49,386)	1,760,835
経常費用	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
経常利益	106,388	34,456	8,583	20,323	169,752	(4,243)	165,508

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間（自　平成１４年４月１日　　至　平成１４年９月３０日）　　(金額単位 百万円)

【三井住友銀行】

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,525,550	93,262	78,696	65,026	1,762,535	—	1,762,535
(2) セグメント間の内部経常収益	31,186	22,033	14,828	17,164	85,213	(85,213)	—
計	1,556,736	115,296	93,525	82,191	1,847,749	(85,213)	1,762,535
経常費用	1,513,742	67,790	68,621	52,553	1,702,707	(90,028)	1,612,679
経常利益	42,993	47,506	24,903	29,638	145,042	4,814	149,856

(注) 前中間連結会計期間には旧三井住友銀行の平成14年9月中間期の計数を記載しております。

前連結会計年度（自　平成１４年４月１日　　至　平成１５年３月３１日）　　(金額単位 百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	3,033,860	173,224	174,353	124,948	3,506,386	—	3,506,386
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	—
計	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
経常費用	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
経常利益	△704,666	72,071	71,512	69,208	△491,873	(23,876)	△515,749

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当中間連結会計期間 〔自 平成15年4月1日 至 平成15年9月30日〕	154,778	1,760,835	% 8.8
【三井住友銀行】 前中間連結会計期間 〔自 平成14年4月1日 至 平成14年9月30日〕	236,985	1,762,535	13.4
前連結会計年度 〔自 平成14年4月1日 至 平成15年3月31日〕	472,525	3,506,386	13.5

（注）1．一般企業の海外売上高に代えて、海外経常収益を記載しております。
2．海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。
3．前中間連結会計期間には旧三井住友銀行の平成14年9月中間期の計数を記載しております。

Ⅵ．生産、受注及び販売の状況

該当する情報がないので記載しておりません。

＜付表＞

（有価証券関係）

１．当中間連結会計期間（平成15年９月30日現在）

(注1) 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

(注2) 子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	当中間連結会計期間（平成15年９月30日現在）	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,205,895	△1,705

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成15年９月30日現在）				
	中間連結貸借対照表計上額	時　価	差　額		
				うち益	うち損
国　債	510,142	498,990	△11,152	884	12,037
地方債	―	―	―	―	―
社　債	―	―	―	―	―
その他	21,329	22,379	1,049	1,166	117
合　計	531,472	521,369	△10,103	2,051	12,155

(注) 1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。

2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成15年９月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株　式	2,606,121	3,077,101	470,979	578,166	107,187
債　券	12,436,715	12,281,842	△154,872	6,597	161,470
国　債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社　債	782,465	774,489	△7,975	2,808	10,783
その他	4,187,030	4,174,553	△12,477	20,171	32,649
合　計	19,229,867	19,533,496	303,629	604,936	301,307

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円（収益）であります。

2. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下「減損処理」という）しております。当中間連結会計期間におけるこの減損処理額は530百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該中間連結会計期間中に売却した満期保有目的の債券

（金額単位 百万円）

	当中間連結会計期間（自 平成15年4月1日 至 平成15年9月30日）			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

(5) 当該中間連結会計期間中に売却したその他有価証券

（金額単位 百万円）

	当中間連結会計期間（自 平成15年4月1日 至 平成15年9月30日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	15,761,524	145,995	95,693

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	当中間連結会計期間（平成15年9月30日現在）
満期保有目的の債券	
非上場外国証券	5,411
その他	10,112
その他有価証券	
非上場株式（店頭売買株式を除く）	338,389
非上場債券	1,457,321
非上場外国証券	325,123
その他	109,236

(7) 保有目的を変更した有価証券

連結子会社であるみなと銀行において、当中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ36百万円及び2百万円増加しております。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	当中間連結会計期間（平成15年9月30日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	2,916,076	6,936,933	3,780,495	615,803
国 債	2,717,215	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社 債	192,133	1,579,106	456,162	4,411
その他	471,659	2,977,811	434,399	606,081
合 計	3,387,735	9,914,745	4,214,895	1,221,884

2.前連結会計年度(平成15年3月31日現在)

(注1) 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

(注2) 子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

(金額単位 百万円)

	前連結会計年度(平成15年 3月31日現在)	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	前連結会計年度(平成15年 3月31日現在)				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	311,391	315,414	4,023	4,023	—
地方債	23,091	23,920	828	828	—
社債	—	—	—	—	—
その他	42,413	43,444	1,030	1,136	105
合計	376,896	382,779	5,882	5,988	105

(注)1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	前連結会計年度(平成15年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	3,167,955	3,002,513	△165,442	112,952	278,395
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,479,136	4,502,770	23,634	42,897	19,263
合計	21,671,106	21,640,463	△30,643	272,943	303,587

(注)1. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下「減損処理」という)しております。前連結会計年度におけるこの減損処理額は494,815百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	前連結会計年度 (自 平成14年 4月1日 至 平成15年 3月31日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	231,862	190,364

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	前連結会計年度 (平成15年 3月31日現在)
満期保有目的の債券	
非上場外国証券	4,105
その他	6,463
その他有価証券	
非上場外国証券	363,282
非上場債券	1,176,885
非上場株式(店頭売買株式を除く)	281,888
その他	137,050

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	前連結会計年度(平成15年 3月31日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	3,482,943	8,134,230	3,769,404	260,826
国 債	3,303,635	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社 債	167,372	1,689,135	510,695	3,349
その他	355,161	2,886,041	765,581	880,974
合 計	3,838,104	11,020,271	4,534,985	1,141,800

(金銭の信託関係)

1. 当中間連結会計期間(平成15年9月30日現在)

(1) 運用目的の金銭の信託

(金額単位 百万円)

	当中間連結会計期間(平成15年9月30日現在)	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
運用目的の金銭の信託	7,443	-

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	当中間連結会計期間(平成15年9月30日現在)				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	20,070	20,054	△16	249	265

(注) 1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

2. 前連結会計年度(平成15年3月31日現在)

(1) 運用目的の金銭の信託

(金額単位 百万円)

	前連結会計年度(平成15年 3月31日現在)	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	前連結会計年度(平成15年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

(注) 1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

１．当中間連結会計期間（平成15年９月30日現在）

中間連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位　百万円）

	当中間連結会計期間 （平成15年９月30日現在）
評　価　差　額	281,549
その他有価証券	281,565
その他の金銭の信託	△16
（＋）繰延税金資産	△110,389
その他有価証券評価差額金（持分相当額調整前）	171,159
（△）少数株主持分相当額	△4,343
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	722
その他有価証券評価差額金	176,225

（注）1．その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円（収益）であります。

2．その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

２．前連結会計年度（平成15年３月31日現在）

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位　百万円）

	前連結会計年度 （平成15年　3月31日現在）
評　価　差　額	△30,758
その他有価証券	△30,713
その他の金銭の信託	△44
（＋）繰延税金資産	2,004
その他有価証券評価差額金（持分相当額調整前）	△28,754
（△）少数株主持分相当額	△4,557
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△1
その他有価証券評価差額金	△24,197

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

（デリバティブ取引関係）

1．当中間連結会計期間（平成15年9月30日現在）

(1) 金利関連取引

（金額単位 百万円）

区分	種類	当中間連結会計期間（平成15年9月30日現在）		
		契約額等	時価	評価損益
取引所	金利先物	213,646,304	7,059	7,059
	金利オプション	2,815,783	△ 314	△ 314
店頭	金利先渡契約	19,588,774	764	764
	金利スワップ	378,671,001	286,193	286,193
	金利スワップション	6,857,851	△ 30,654	△ 30,654
	キャップ	8,861,038	1,313	1,313
	フロアー	506,180	△ 888	△ 888
	その他	249,262	2,642	2,642
	合計		266,116	266,116

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。 なお、この未実現損益は78百万円（利益）であります。

(2) 通貨関連取引

（金額単位 百万円）

区分	種類	当中間連結会計期間（平成15年9月30日現在）		
		契約額等	時価	評価損益
店頭	通貨スワップ	16,370,428	65,930	149,520
	通貨スワップション	1,563,973	20,038	20,038
	為替予約	33,529,491	△ 125,004	△ 125,004
	通貨オプション	6,553,725	△ 7,407	△ 7,407
	その他	18,119	46	46
	合計		△ 46,397	37,193

（注）1．上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。 なお、この未実現損益は△178百万円（損失）であります。
2．従来、引直し対象の為替予約、通貨オプション等は、当中間連結会計期間から上記に含めて記載しております。

(3) 株式関連取引

（金額単位 百万円）

区分	種類	当中間連結会計期間（平成15年9月30日現在）		
		契約額等	時価	評価損益
取引所	株式指数先物	30	0	0
	株式指数オプション	5	△ 1	△ 1
店頭	有価証券店頭オプション	－	－	－
	有価証券店頭指数等スワップ	－	－	－
	その他	10,481	0	0
	合計		△ 0	△ 0

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位 百万円）

区分	種類	当中間連結会計期間（平成15年9月30日現在）		
		契約額等	時価	評価損益
取引所	債券先物	868,606	△ 848	△ 848
	債券先物オプション	65,081	△ 104	△ 104
店頭	債券店頭オプション	2,364,407	△ 6,965	△ 6,965
	合計		△ 7,919	△ 7,919

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位 百万円）

区分	種類	当中間連結会計期間（平成15年9月30日現在）		
		契約額等	時価	評価損益
店頭	商品スワップ	134,986	2,680	2,680
	商品オプション	10,426	23	23
	合計		2,704	2,704

（注）1．上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．商品は燃料及び金属に係るものです。

(6) クレジットデリバティブ取引

（金額単位 百万円）

区分	種類	当中間連結会計期間（平成15年9月30日現在）		
		契約額等	時価	評価損益
店頭	ｸﾚｼﾞｯﾄ･ﾃﾞﾌｫﾙﾄ･ｵﾌﾟｼｮﾝ	63,884	1,096	1,096
	その他	79,260	176	176
	合計		1,272	1,272

（注）上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2．前連結会計年度（平成15年3月31日現在）

(1) 金利関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	59,749,099	4,547,691	△ 103,623	△ 103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	－	76	76
	買建	600,964	205,802	△ 99	△ 99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△ 500	△ 500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△ 3,040,142	△ 3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△ 35,707	△ 35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△ 4,194	△ 4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△ 7,673	△ 7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△ 6,526	△ 6,526
	買建	250,660	92,669	6,603	6,603
	合計			251,467	251,467

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。 なお、この未実現損益は818百万円（利益）であります。

２．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成15年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	16,433,656	8,831,238	△ 39,389	△ 39,389
	通貨スワップション				
	売建	330,238	330,238	△ 3,173	△ 3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△ 1,375	△ 1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	－	－	－	－
	合計			△ 26,956	△ 26,956

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注３．の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は371百万円（利益）であります。

２．時価の算定

3．先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

(金額単位　百万円)

区分	種類	前連結会計年度(平成15年3月31日現在) 契約額等
取引所	通貨先物	
	売建	－
	買建	－
	通貨オプション	
	売建	－
	買建	－
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引

(金額単位　百万円)

区分	種類	前連結会計年度(平成15年3月31日現在)			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	－	－	－	－
	買建	－	－	－	－
	株式指数オプション				
	売建	－	－	－	－
	買建	－	－	－	－
店頭	有価証券店頭オプション				
	売建	0	－	0	0
	買建	0	－	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	－	－	－	－
	短期変動金利受取・株価指数変化率支払	－	－	－	－
	その他				
	売建	477	－	0	0
	買建	477	－	0	0
	合計			0	0

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4)債券関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成15年3月31日現在）			
		契約額等		時価	評価損益
			うち１年超		
取引所	債券先物				
	売建	119,032	－	△ 388	△ 388
	買建	129,712	－	△ 67	△ 67
	債券先物オプション				
	売建	4,000	－	△ 8	△ 8
	買建	－	－	－	－
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
	合計			△ 463	△ 463

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　２．時価の算定
　　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5)商品関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成15年3月31日現在）			
		契約額等		時価	評価損益
			うち１年超		
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△ 1,607	△ 1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△ 1,493	△ 1,493
	買建	6,369	4,063	1,521	1,521
	合計			797	797

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　２．時価の算定
　　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　３．商品はオイル及び金属に係るものであります。

(6)クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成15年3月31日現在）			
		契約額等		時価	評価損益
			うち１年超		
店頭	ｸﾚｼﾞｯﾄ･ﾃﾞﾌｫﾙﾄ･ｵﾌﾟｼｮﾝ				
	売建	39,823	22,790	△ 1,767	△ 1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
	合計			6,578	6,578

（注）１．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　２．時価の算定
　　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　３．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

平成16年 3月期　個別中間財務諸表の概要

平成15年11月25日

上場会社名　株式会社　三井住友フィナンシャルグループ　上場取引所　東証･大証･名証
コード番号　8316　本社所在都道府県　東京都
（URL　http://www.smfg.co.jp)
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　境　康　TEL　(03)5512-3411
中間決算取締役会開催日　平成15年11月25日　中間配当制度の有無　有
中間配当支払開始日　－　単元株制度採用の有無　無

1．平成15年9月中間期の業績（平成15年4月1日～平成15年9月30日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成15年9月中間期	7,146	(　―　)	5,637	(　―　)	5,035	(　―　)
平成14年9月中間期	―	(　―　)	―	(　―　)	―	(　―　)
平成15年3月期	131,519		130,547		119,634	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円　銭
平成15年9月中間期	4,829	(　―　)	833　45
平成14年9月中間期	―	(　―　)	―
平成15年3月期	124,738		18,918　33

(注) ①　期中平均株式数　平成15年9月中間期　5,794,872 株　平成14年9月中間期　- 株　平成15年3月期　5,751,902 株
②　会計処理の方法の変更　無
③　営業収益、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

	1株当たり中間配当金	1株当たり年間配当金
	円　銭	円　銭
平成15年9月中間期	0　00	―
平成14年9月中間期	―	―
平成15年3月期	―	3,000　00

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
平成15年9月中間期	3,357,722	3,127,494	93.1	229,727　04
平成14年9月中間期	―	―	―	―
平成15年3月期	3,413,529	3,156,086	92.5	231,899　30

(注) ①　期末発行済株式数　平成15年9月中間期　5,794,692 株　平成14年9月中間期　- 株　平成15年3月期　5,795,037 株
②　期末自己株式数　平成15年9月中間期　1,318 株　平成14年9月中間期　- 株　平成15年3月期　963 株

2．平成16年3月期の業績予想（平成15年4月1日～平成16年3月31日）

	営業収益	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円　銭	円　銭
通期	55,000	50,000	50,000	3,000　00	3,000　00

(参考)　1株当たり予想当期純利益(通期)　3,617 円　20 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

(平成15年9月中間期の業績)

「期中平均株式数」

	平成15年9月中間期	平成15年3月期
普通株式	5,794,872 株	5,751,902 株
第一種優先株式	67,000 株	67,000 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	800,000 株	800,000 株
第1-12回第四種優先株式	50,100 株	21,710 株
第13回第四種優先株式	114,999 株	19,166 株

「期末発行済株式数」

	平成15年9月中間期	平成15年3月期
普通株式	5,794,692 株	5,795,037 株
第一種優先株式	67,000 株	67,000 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	800,000 株	800,000 株
第1-12回第四種優先株式	50,100 株	50,100 株
第13回第四種優先株式	114,999 株	115,000 株

(注)当中間期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	発行価格	資本組入額
・第13回第四種優先株式の普通株式への転換	普通株式	9.61株	— 円	— 円
	第13回第四種優先株式	△1株	— 円	— 円

「1株当たり配当金」

	平成15年9月中間期(中間配当)		平成15年3月期(年間配当)	
	円	銭	円	銭
普通株式	0	00	3,000	00
第一種優先株式	0	00	10,500	00
第二種優先株式	0	00	28,500	00
第三種優先株式	0	00	13,700	00
第1-12回第四種優先株式	0	00	19,500	00
第13回第四種優先株式	0	00	3,750	00

(平成16年3月期の業績予想)

「1株当たり年間配当金」

	1株当たり年間配当金			
	期末			
	円	銭	円	銭
普通株式	3,000	00	3,000	00
第一種優先株式	10,500	00	10,500	00
第二種優先株式	28,500	00	28,500	00
第三種優先株式	13,700	00	13,700	00
第1-12回第四種優先株式	135,000	00	135,000	00
第13回第四種優先株式	67,500	00	67,500	00

(参考)「平成16年3月期の業績予想」指標算式

○ 1株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{中間期末発行済普通株式数(除く自己株式)}}$$

中間貸借対照表

(金額単位　百万円)

科目＼期別	当中間会計期間末(平成15年9月30日現在) 金額	構成比	前事業年度末要約貸借対照表(平成15年3月31日現在) 金額	構成比
(資産の部)		%		%
流動資産				
現金及び預金	61,841		64,725	
その他	3,613		41,383	
流動資産合計	65,455	2.0	106,108	3.1
固定資産				
有形固定資産	0		0	
無形固定資産	34		26	
投資その他の資産	3,291,175		3,306,185	
関係会社株式	3,246,072		3,260,957	
関係会社長期貸付金	40,000		40,000	
その他	5,102		5,227	
固定資産合計	3,291,210	98.0	3,306,213	96.9
繰延資産	1,056	0.0	1,207	0.0
資産合計	3,357,722	100.0	3,413,529	100.0
(負債の部)				
流動負債				
短期借入金	230,000		256,501	
賞与引当金	76		83	
その他	151		857	
流動負債合計	230,228	6.9	257,442	7.5
負債合計	230,228	6.9	257,442	7.5
(資本の部)				
資本金	1,247,650	37.1	1,247,650	36.6
資本剰余金				
資本準備金	1,247,762		1,747,266	
その他資本剰余金	499,501		−	
資本剰余金合計	1,747,263	52.0	1,747,266	51.2
利益剰余金				
利益準備金	−		496	
任意積立金	30,420		30,420	
中間(当期)未処分利益	102,624		130,605	
利益剰余金合計	133,044	4.0	161,521	4.7
自己株式	△463	△0.0	△351	△0.0
資本合計	3,127,494	93.1	3,156,086	92.5
負債資本合計	3,357,722	100.0	3,413,529	100.0

中間損益計算書

（金額単位　百万円）

科目	当中間会計期間（自 平成15年4月1日 至 平成15年9月30日）金額		百分比	前事業年度 要約損益計算書（自 平成14年12月2日 至 平成15年3月31日）金額		百分比
営業収益						
関係会社受取配当金	3,020			128,265		
関係会社受入手数料	3,707			3,124		
関係会社貸付金利息	419	7,146	100.0	128	131,519	100.0
営業費用						
販売費及び一般管理費	1,508			971		
その他	−	1,508	21.1	0	971	0.7
営業利益		5,637	78.9		130,547	99.3
営業外収益		109	1.5		13	0.0
営業外費用		712	9.9		10,926	8.3
経常利益		5,035	70.5		119,634	91.0
税引前中間（当期）純利益		5,035	70.5		119,634	91.0
法人税、住民税及び事業税	1			156		
法人税等調整額	204	205	2.9	△ 5,259	△ 5,103	△ 3.8
中間（当期）純利益		4,829	67.6		124,738	94.8
前期繰越利益		97,298			−	
合併による未処分利益受入額		−			5,867	
利益準備金取崩額		496			−	
中間（当期）未処分利益		102,624			130,605	

〈中間財務諸表作成の基本となる重要な事項〉

1．有価証券の評価基準及び評価方法
子会社株式及び関連会社株式・・・ 移動平均法による原価法により行っております。
その他有価証券・・・・・・・・・ 時価のないものについては、移動平均法による原価法により行っております。

2．固定資産の減価償却の方法
（1）有形固定資産
建物については、定額法を採用しております。
（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3．引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。

4．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5．消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

〈注記事項〉

（貸借対照表関係）
1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　0百万円

3．劣後特約付貸付金
関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

（損益計算書関係）
1．記載金額は百万円未満を切り捨てて表示しております。

2．営業外費用のうち主要なもの

支払利息	436百万円
創立費償却	150百万円

3．減価償却実施額

有形固定資産	0百万円
無形固定資産	3百万円

（有価証券関係）
子会社株式及び関連会社株式で時価のあるものはありません。



SMFG

File No. 82-4395
Exhibit A1(a)
(English Translation)

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Six Months ended September 30, 2003

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Date of Approval by the Board of Directors: November 25, 2003

1. Financial Results (for the Six Months ended September 30, 2003)

Amounts less than one million yen have been omitted.
Amounts as of and for the six months ended Sept. 30, 2002 are those of the former SMBC.

(1) Operating Results

	Ordinary Income		Ordinary Profit (Loss)		Net Income (Loss)		Net Income (Loss) per Share	Net Income per Share (Diluted)
Six Months	¥ million	%	¥ million	%	¥ million	%	¥	¥
ended September 30, 2003	1,760,835	(0.1)	165,508	10.4	143,492	160.2	24,993.09	15,608.81
ended September 30, 2002	1,762,535	(2.2)	149,856	30.9	55,145	61.3	9.67	7.01
Fiscal Year ended March 31, 2003	3,506,386		(515,749)		(465,359)		(84,324.99)	–

Notes: 1. Equity in earnings of affiliates
(a) for the six months ended September 30, 2003 : 8,044 million yen (b) for the six months ended September 30, 2002 : 2,807 million yen
(c) for the fiscal year ended March 31, 2003 : 5,718 million yen
2. Average number of common stocks outstanding (consolidated)
(a) for the six months ended September 30, 2003: 5,741,297 shares (b) for the six months ended September 30, 2002: 5,702,239,307 shares
(c) for the fiscal year ended March 31, 2003 : 5,707,451 shares
3. There is a change in accounting methods. (Please refer to Notes to Consolidated Interim Balance Sheet, 14)
4. Percentages shown in Ordinary Income, Ordinary Profit (Loss) and Net Income (Loss) are the increase (decrease) from the previous interim term.

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio (BIS Guidelines)
	¥ million	¥ million	%	¥	%
September 30, 2003	100,725,500	2,745,476	2.7	165,291.87	(Preliminary) 10.94
September 30, 2002	104,396,997	2,690,010	2.6	243.57	10.37
March 31, 2003	104,607,449	2,424,074	2.3	106,577.05	10.10

Note: Number of common stocks outstanding (consolidated)
(a) as of September 30, 2003 : 5,742,447 shares (b) as of September 30, 2002 : 5,702,816,487 shares (c) as of March 31, 2003: 5,740,942 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at term-end
Six Months	¥ million	¥ million	¥ million	¥ million
ended September 30, 2003	(1,753,848)	1,711,298	77,465	2,934,143
ended September 30, 2002	2,562,490	(2,734,949)	(222,546)	1,731,413
Fiscal Year ended March 31, 2003	5,443,200	(4,623,917)	(43,919)	2,900,991

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 169
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 4
(c) Number of affiliated companies accounted for by the equity method : 44

(5) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2003)

Consolidation:	Newly consolidated	8	Equity method:	Newly applied	2
	Excluded	9		Excluded	1

2. Earnings Forecast (Fiscal Year ending March 31, 2004)

(Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
For the fiscal year ending March 31, 2004	3,500,000	320,000	230,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2004 is 34,995.63 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the term (year) (consolidated)

	For the Six Months ended September 30, 2003	For the Six Months ended September 30, 2002	For the Fiscal Year ended March 31, 2003
Common stock	5,741,297	5,702,239,307	5,707,451
Preferred stock (type 1) [Preferred stock (first series type 1)]	67,000	67,000,000	67,000
Preferred stock (type 2) [Preferred stock (second series type 1)]	100,000	100,000,000	100,000
Preferred stock (type 3) [Preferred stock (type 5)]	800,000	800,000,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	–	7,138
Preferred stock (13th series type 4)	114,999	–	6,301

(Notes)
1. As for the average numbers of shares outstanding for the fiscal year ended March 31, 2003, former SMBC's stock before establishment of SMFG is included.
2. The average numbers of shares outstanding for the six months ended September 30, 2002 are those of the former SMBC.
3. Names of former SMBC's preferred stocks are shown in square brackets.

Number of shares outstanding as of term (year)-end (consolidated)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Common stock	5,742,447	5,702,816,487	5,740,942
Preferred stock (type 1) [Preferred stock (first series type 1)]	67,000	67,000,000	67,000
Preferred stock (type 2) [Preferred stock (second series type 1)]	100,000	100,000,000	100,000
Preferred stock (type 3) [Preferred stock (type 5)]	800,000	800,000,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	–	50,100
Preferred stock (13th series type 4)	114,999	–	115,000

(Notes)
1. The numbers of shares outstanding as of September 30, 2002 are those of the former SMBC.
2. Names of former SMBC's preferred stocks are shown in square brackets.

Calculation for Index

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding as of the interim term-end (excluding treasury stock)}}$$

I. Overview of SMFG Group

SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, financing and venture capital.
SMFG has 169 consolidated subsidiaries and 48 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking Business	Principal subsidiaries Domestic * Sumitomo Mitsui Banking Corporation * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange) * The Bank of Kansai, Ltd. (Listed on the First Section of Osaka Securities Exchange) * The Kansai Sawayaka Bank, Limited * The Japan Net Bank, Limited (Internet banking) * SMBC Guarantee Co., Ltd. (Credit guarantee) Overseas * Sumitomo Mitsui Banking Corporation Europe Limited * Manufacturers Bank * Sumitomo Mitsui Banking Corporation of Canada * Banco Sumitomo Mitsui Brasileiro S.A. * PT Bank Sumitomo Mitsui Indonesia
Leasing	Principal subsidiaries Domestic * SMBC Leasing Company, Limited * SMBC Auto Leasing Company, Limited Overseas * SMBC Leasing and Finance, Inc.
Other	Principal subsidiaries and affiliated companies Domestic * Sumitomo Mitsui Card Company, Limited (Credit card services) * SAKURA CARD CO., Ltd. (Credit card services) * At-Loan Co., Ltd. (Consumer loans) * SMBC Capital Co., Ltd. (Venture capital) * SMBC Consulting Co., Ltd. (Management consulting) * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent) * Financial Link Company, Limited (Data processing service and consulting) * SMBC Friend Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange) * The Japan Research Institute, Limited (System engineering, data processing, management consulting and economic research) * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange) * Sakura Information Systems Co., Ltd. (System engineering and data processing) ** Daiwa Securities SMBC Co. Ltd. (Wholesale securities) ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management) ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management) ** DLJ direct SFG Securities Inc. (Securities via internet) ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans) ** QUOQ Inc. (Purchase of monetary assets and credit guarantee) Overseas * SMBC Capital Markets, Inc. (Investments and derivatives) * SMBC Capital Markets Limited (Derivatives) * SMBC Securities, Inc. (Securities) * Sumitomo Mitsui Finance Australia Limited (Investments)

(Note) (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

II. Principles and Management

1. Management Policy

SMFG's group-wide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG's management policy is to strengthen the Group's earnings power, to fortify its financial base, and to raise its net worth.

2. Dividend Policy

SMFG subscribes to a fundamental policy of distributing appropriate dividends while enhancing its Group's capital to maintain sound financial position.

3. Management Index to be Achieved

SMFG, while maintaining its BIS capital ratio of over 10%, will buildup its retained earnings for early repayment of its public funds by enhancing its profitability.

4. Mid- to Long-term Management Strategy

SMFG has been accelerating its effort to improve SMBC's asset quality in order to achieve the goal of halving the non-performing loan ("NPL") ratio before the end of FY2004. It has been proactively slashing cross-shareholdings, and reducing NPLs by "off-balancing" and improving clients' financial performance.

Moreover, SMFG has been rationalizing its management system based on the following policy for strengthening its earnings power:

- To expand business scale by grasping clients' unmet needs, and filling such needs with high-quality services built on the group-wide capability
- To raise capital efficiency by improving the risk-return profile of businesses and allocating resources to profitable areas
- To strengthen cost efficiency through thorough implementation of low-cost operation

Anchored by this policy, SMFG will continue to strengthen its profitability and steadily build up its retained earnings.

5. Issues to be Addressed

• NPLs

Not satisfied with achieving the full-term NPL balance target of 3.9 trillion yen in the six-month period ended September 30, 2003, through "off-balancing" and revitalizing borrowers, SMBC will further reduce NPLs utilizing measures such as the joint venture for corporate recovery and the loan purchasing fund established with Goldman Sachs, Daiwa SMBC Principal Investments, and Development Bank of Japan in November 2003.

• Cross-shareholdings

FY2003 target for cross-shareholdings is 700 billion yen, but SMBC has already sold about 80% of this amount in the six-month period ended September 30, 2003. It will continue its effort to reduce risks from stock-price fluctuation.

• Profitability

In addition to the various "Business Reform" initiatives, SMBC has implemented the following to improve profitability:

(a) Corporate banking

SMBC, while further re-examining its domestic lending practices, is working to expand its lineup of loan products. Just in the six-month period ended September 30, 2003, SMBC exceed the planned origination of 2.3 trillion yen in Business Select Loan and other new unsecured loan products. It also standardized and rationalized its credit supervision system. In the six-month period ended March 31, 2004, it will originate more new loan products, increase the volume of loans with better spreads, and continue to expand solution-providing businesses, such as loan syndication and investment banking for middle to large corporate clients, by strengthening cooperation with Daiwa Securities SMBC and through other measures.

(b) Consumer banking

SMBC will reinforce its prominent competitive advantage in sales of investment trusts, pension-type insurances and mortgage loans by establishing new business models such as financial consulting business. FY 2003 targets for investment trusts, pension-type insurances and mortgage loans are higher than the FY 2002 targets, but SMBC was able to exceed its goals for the six-month period ended September 30, 2003.

SMFG will put its effort to improve profitability of payment and settlement services, as well as remote banking.

(c) Expenses

SMBC moved up its goal of establishing a 600-billion-yen-annual-cost structure one year ahead to FY2003. In the six-month period ended September 30, 2003, it successfully cut expenses through reduction of personnel cost, etc. and will continue to take measures such as rationalization of procurement process in the six-month period ended March 31, 2004.

(d) Group-wide effort

In April 2003, SMBC transferred and integrated its systems-related function to Japan Research Institute. In November 2003, SMBC and Sumitomo Mitsui Card launched their cooperatively developed new service for individual customers in their 20s and 30s, "One's Style". Group companies will continue to collaborate to reap significant synergies, and through such steadfast initiatives, SMFG intends to raise the group-wide earnings potential by capitalizing on the intrinsic strengths of each Group company.

6. Corporate Governance Policy and Structure

SMFG employs a corporate auditor system and three of the five auditors are outside auditors. Moreover, to enhance the management's transparency and soundness, SMFG has outside directors.

The Board of Directors consists of eight directors including two outside directors, and under the Board are three subcommittees to reinforce its oversight functions: the Risk Management Committee, which considers Group-wide risk management and compliance, the Compensation Committee, and the Nominating Committee. The two outside directors, one a certified public accountant and the other a lawyer, are members of all the committees, and the accountant is the Chairman of the Compensation Committee. This system allows supervision of our operations to be conducted from a suitably objective perspective.

In addition to the above committees, SMFG has the following committees:

(a) Management Committee

Chaired by the president of SMFG, the committee acts as the top decision-making body on business administration and management supervision of the entire Group. The committee, composed of directors chosen by the president, considers important matters relating to the execution of business, and the president has the authority to make the final decision after considering the committee's recommendations.

(b) Group Strategy Committee

The committee serves as a forum for the top management staff of all Group companies to exchange opinions and information on their respective business plans.

(c) Compliance Committee

The committee reinforces the Group-wide compliance system, and comprises of the designated Board member responsible for compliance issues, the heads of departments involved with compliance matters, and legal advisors

from outside the Group.


Shareholders' Meeting
Independent Auditor
Legal Advisors from Outside the Group
SMFG
Management /Supervision
(Eight) Board of Directors
Risk Management Committee
Nominating Committee
Compensation Committee
(Two) Outside Directors
(Five) Corporate Auditors/Board of Corporate Auditors
(Three) Outside Corporate Auditors
Office of Corporate Auditors
Management Committee
Compliance Committee
Join
Group Strategy Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
IT Planning Dept.
Human Resources Dept.
General Affairs Dept.
Corporate Risk Management Dept.
Audit Dept.
Business Administration
Oversight/internal audits

III. Operating Results and Financial Position

Amounts for the six months ended September 30, 2002 are those of the former SMBC.

1. Overview of Consolidated Operating Results and Financial Position as of and for the Six Months Ended September 30, 2003

(1) Operating Results

SMFG has continued to strengthen profitability through business restructuring and reduce expenses by pursuing efficiency in the six months ended September 30, 2003.

Interest expenses decreased mainly due to lower interest on deposits, and there were decreases in other expenses. However, interest income also fell because of lower interest on loans. Consequently, Ordinary income dropped 0.1% year-over-year to 1,760.8 billion yen and Ordinary expense dropped 1.1 % year-over-year to 1,595.3 billion yen.

As a result, Ordinary profit and Net income (after adjusting for extraordinary gains/losses and other factors) amounted to 165.5 billion yen (up 10.4% from the previous interim term) and 143.4 billion yen (up 160.2%), respectively.

(2) Assets and Liabilities

Deposits amounted to 63,142.2 billion yen (up 211.2 billion yen from the previous fiscal year-end) and Negotiable certificates of deposit amounted to 3,379.6 billion yen (down 1,473.4 billion yen).

Loans and bills discounted amounted to 59,666.3 billion yen (down 1,416.5 billion yen).

Total assets amounted to 100,725.5 billion yen (down 3,881.9 billion yen).

(3) Stockholders' Equity

Stockholders' equity increased by 321.4 billion yen from the fiscal year-end to 2,745.4 billion yen due mainly to recording of net income for this interim term and the increase in Net unrealized gains on other securities.

(4) Cash Flows

SMFG used 1,753.8 billion yen of Cash flows from operating activities, and generated 1,711.2 billion yen of Cash flows from investing activities and 77.4 billion yen of Cash flows from financing activities.

Consequently, Cash and cash equivalents amounted to 2,934.1 billion yen.

(5) Segments

The breakdown of Ordinary income before the elimination of internal transactions is as follows:

By business

Banking business	69%	(down 2 points from the previous interim term)
Leasing business	17%	(up 2 points)
Other business	14%	(up 0 point)

By country

Japan	90%	(up 6 points from the previous interim term)
The Americas	5%	(down 1 point)
Europe	3%	(down 3 points)
Asia and Oceania	2%	(down 2 points)

(6) Capital Ratio (BIS Guideline) (preliminary)

Capital ratio was 10.94% on a consolidated basis.

2. Earnings and Dividends Forecast for the Fiscal Year Ending March 31, 2004

(1) Earnings Forecast

In fiscal 2003, SMFG will continue to strengthen its financial base by reducing the balance of non-performing loans through off balancing of problem assets and revival of debt-ridden companies, and further reducing stockholdings. Furthermore, SMFG aims to enhance profitability and achieve greater operational efficiency.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 3,500 billion yen, 320 billion yen, and 230 billion yen, respectively. On a non-consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 55 billion yen, 50 billion yen, and 50 billion yen, respectively.

(2) Dividends Forecast

SMFG will not pay interim dividends on common stock and preferred stock this fiscal year mainly because of uncertain economic and stock market outlook. SMFG will pay year-end dividends according to the level of retained earnings, as follows:

Common stock	3,000 yen per share
Preferred stock (type 1)	10,500 yen per share
Preferred stock (type 2)	28,500 yen per share
Preferred stock (type 3)	13,700 yen per share
Preferred stock (1st series to 12th series type 4)	135,000 yen per share
Preferred stock (13th series type 4)	67,500 yen per share

IV. Consolidated Interim Financial Statements

Significant Accounting Policies for Consolidated Interim Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 169 companies

Principal companies

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
The Bank of Kansai, Ltd.
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this interim term:

--- three companies including The Kansai Sawayaka Bank, Limited were newly consolidated due to acquirement of shares, and five companies including SMBC Leasing Investment L.L.C. were newly consolidated due to establishment

--- five companies including Sakura Friend Securities Co., Ltd., Mitsui Finance Service Co., Ltd. and Sakura Finance Service Co., Ltd. were excluded from consolidation due to merger, and Sakura Global Capital Asia Limited was excluded from consolidation due to liquidation

--- three companies including SMBCL CEPHEUS CO., LTD. became silent partnership for lease transactions, and became non-consolidated subsidiaries that are not accounted for by the equity method.

(2) Non-consolidated subsidiaries

Principal company

SBCS Co., Ltd.

105 subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnership for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 5 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulation, they were excluded from consolidation.

Other non-consolidated subsidiaries' total assets, ordinary income, net income and retained earnings have no significant impact on the consolidated interim financial statements.

2. Application of the equity method

(1) Non-consolidated subsidiaries accounted for by the equity method 4 companies

Principal company

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 44 companies

Principal companies

Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this interim term:

--- two companies including Hokkaido Mother Land Capital, Ltd. were newly applied due to establishment

--- Daiwa Europe (Deutschland) GmbH was excluded due to liquidation.

(3) Non-consolidated subsidiaries and affiliates that are not accounted for by the equity method

105 subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnership for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 7 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulation, they are not treated as affiliated companies accounted for by the equity method.

Net income and retained earnings of other non-consolidated subsidiaries and affiliates that are not accounted for by the equity method have no significant impact on the consolidated interim financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim account closing dates of the consolidated subsidiaries are as follows:

March 31	5	Companies
April 30	1	Company
June 30	65	Companies
July 31	2	Companies
September 30	96	Companies

(2) As for companies whose balance sheet dates are March 31 and April 30, the accounts are provisionally closed for the purpose of consolidation as of September 30 and July 31, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments were made for significant transactions during the periods from their respective balance sheet dates to the consolidated interim closing date.

4. Accounting policies

Please refer to the "Notes to Consolidated Interim Balance Sheet" and "Notes to Consolidated Interim Statement of Income."

5. Scope of "Cash and cash equivalents" on Consolidated Interim Statements of Cash Flows

Please refer to the "Notes to Consolidated Interim Statement of Cash Flows."

CONSOLIDATED INTERIM BALANCE SHEET

September 30, 2003	(Millions of yen)
Assets:	
Cash and due from banks	3,898,506
Call loans and bills bought	654,263
Receivables under resale agreements	90,979
Receivables under securities borrowing transactions	625,010
Commercial paper and other debt purchased	444,540
Trading assets	3,485,349
Money held in trust	27,498
Securities	22,451,050
Loans and bills discounted	59,666,363
Foreign exchanges	774,597
Other assets	3,349,993
Premises and equipment	988,386
Lease assets	1,006,315
Deferred tax assets	1,845,975
Deferred tax assets for land revaluation	723
Goodwill	12,733
Customers' liabilities for acceptances and guarantees	3,102,644
Reserve for possible loan losses	(1,699,431)
Total assets	**100,725,500**
Liabilities:	
Deposits	63,142,263
Negotiable certificates of deposit	3,379,610
Call money and bills sold	8,019,874
Payables under repurchase agreements	1,897,172
Payables under securities lending transactions	4,624,779
Commercial paper	247,500
Trading liabilities	2,046,766
Borrowed money	2,476,833
Foreign exchanges	448,316
Bonds	3,779,852
Due to trust account	24,944
Other liabilities	3,551,051
Reserve for employee bonuses	20,908
Reserve for employee retirement benefits	93,220
Reserve for possible losses on loans sold	2,628
Reserve for exhibition at World Exposition	57
Other reserves	531
Deferred tax liabilities	58,494
Deferred tax liabilities for land revaluation	56,685
Acceptances and guarantees	3,102,644
Total liabilities	**96,974,137**
Minority interests	**1,005,886**
Stockholders' equity:	
Capital stock	1,247,650
Capital surplus	854,798
Retained earnings	423,309
Land revaluation excess	97,914
Net unrealized gains on other securities	176,225
Foreign currency translation adjustments	(41,189)
Treasury stock	(13,231)
Total stockholders' equity	**2,745,476**
Total liabilities, minority interests and stockholders' equity	**100,725,500**

Notes to Consolidated Interim Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated interim balance sheet on a contract date basis.
   Securities and monetary claims purchased for trading purposes are stated at the interim term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated interim balance sheet date.
   A consolidated subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC") formerly accounted for foreign currency translation differences arising from currency swaps for trading purposes as "Other assets" or "Other liabilities" on the balance sheet on a net basis. From this interim term, SMBC accounts for such foreign currency differences as "Trading assets" and "Trading liabilities" on a gross basis, pursuant to the "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25). Consequently, "Other liabilities" decreased by 83,790 million yen, and increased "Trading assets" and "Trading liabilities" by 47,405 million yen and 131,196 million yen, respectively, compared with the former manner.

3. Held-to-maturity debt securities are debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity, and are carried at amortized cost (straight-line method) using the moving-average method.
   Investments in non-consolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
   Securities other than trading purpose securities, held-to-maturity debt securities and investments in non-consolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market value are carried at the average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the interim term's earnings because of application of fair value hedge accounting.

4. Securities included in "Money held in trust" are carried in the same way as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. ("SMFG") and SMBC are depreciated using the straight-line method for premises and the declining-balance method for equipment. For the six months ended September 30, 2003, SMBC calculated the depreciation cost by proportionally allocating the estimated annual costs to the interim term. The estimated useful lives of major items are as follows:
   Buildings: 7 to 50 years
   Equipment: 2 to 20 years
   Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated interim balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
   As for the accounting method of foreign currency transactions, in the previous fiscal year, domestic consolidated banking subsidiaries applied the temporary treatment stipulated in JICPA Industry Audit Committee Report No.25 to currency swaps and foreign exchange swaps for the purpose of lending or borrowing funds in different currencies. From this interim term, they apply the hedge accounting pursuant to the full treatment of JICPA Industry Audit Committee Report No.25.
   Consequently, for this interim term, the domestic consolidated banking subsidiaries valuated such foreign exchange swaps, for which profits or losses for the term were formerly accounted for, at fair value and included their fair-valued claims and debts on the consolidated interim balance sheet. As a result, "Other assets" and "Other liabilities" each increased by 2,846 million yen as compared with the former manner. On the other hand, this accounting change had no impact on profit or loss.
   Foreign currency translation differences arising from currency swaps and forward foreign exchange transactions were formerly accounted for as "Other assets" or "Other liabilities" on a net basis, but from this interim term they are

accounted for as "Other assets" or "Other liabilities" on a gross basis pursuant to JICPA Industry Audit Committee Report No.25. Consequently, "Other assets" and "Other liabilities" increased by 737,724 million yen each.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of SMBC and other major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.
For claims on borrowers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are likely to become bankrupt in the future, a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
Of the claims on borrowers requiring close monitoring, SMBC applies the Discounted Cash Flows method ("DCF method") to the claims on borrowers whose all or some of the loans are classified as "Past due loans (3 months or more)" or "Restructured loans" and whose total loans exceed a certain amount. SMBC establishes reserve for possible loan losses using the DCF method for such claims in the amount of the differences between their present values of principals and interests (calculated by discounting the rationally estimated cash flows at the initial contractual using the interest rate) and their book values.
For other claims, a reserve is provided based on the historical loan-loss ratio.
For claims originated in specific countries, an additional reserve is provided for by the amount deemed necessary based on the assessment of political and economic conditions.
Branches and credit supervision departments assess all claims in accordance with the internal rule for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.
Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratio, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.
For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and charged off against the total outstanding amount of the claims. The amount of write-off was 1,693,302 million yen.

10. Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to this interim term.

11. Reserve for employee retirement benefits is provided, in provision for payment of retirement benefits to employees, by the amount deemed accrued at interim term-end, based on the projected retirement benefit obligation and fair value of plan assets at the fiscal year-end.
Prior service cost is amortized using the straight-line method over primarily 10 years within the employees' average remaining service period at incurrence.
Unrecognized net actuarial gain (loss) is amortized using the straight-line method over primarily 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.
Unrecognized net transition obligation from initial application of the new accounting standard for employee retirement benefits is amortized using the straight-line method over five years and is charged 50% of the annual amortized cost to its income for the six months ended September 30, 2003.

12. Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited. This reserve is provided in accordance with Article 43 of the Ordinance of the Commercial Code.

13. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

14. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.
In the previous year, SMBC applied the temporary treatment stipulated in the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to the "macro hedge," which is management of interest rate risk arising from huge transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives. From this interim term, SMBC applies the full treatment of JICPA Industry Audit Committee Report No.24 to hedges on groups of large-volume, small-value monetary claims and debts with similar risk characteristics. SMBC assesses the effectiveness of such hedge for offsetting changes in interest rate, by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. SMBC assesses the effectiveness of such hedges for fixing cash flows by verifying the correlation between the hedged items and the hedging instruments. SMBC also assesses the effectiveness of individual hedges.

As a result of changing the designation of hedge relationship pursuant to JICPA Industry Audit Committee Report No.24, SMBC applies fair value hedge accounting to hedging transactions for reducing the exposure to market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management in order to more properly reflect the effectiveness of hedging transactions in the financial statements. Consequently, "Other assets" and "Net unrealized gains on other securities" decreased by 21,462 million yen and 13,521 million yen, respectively and "Deferred tax assets" increased by 8,507 million yen, compared with the former manner.

Of the deferred hedge losses and gains on macro hedge, the amounts related to hedging instruments to which SMBC discontinued applying hedge accounting or applied fair value hedge accounting as a result of the change mentioned above are allocated to "Interest income" or "Interest expenses" over a 12-year period (maximum) from this interim term according to their maturity. Gross amounts of deferred hedge losses and gains on "macro hedge" are 422,999 million yen and 410,931 million yen, respectively.

Other certain consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by the Industry Audit Committee Report No.19 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" issued by JICPA.

15. SMBC applies deferred hedge accounting stipulated in the full treatment of JICPA Industry Audit Committee Report No.25 to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currency, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged security is designated in advance and that enough on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged security in foreign currency base.

16. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

17. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

18. SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that will be held in Aichi Prefecture in 2005 as "Reserve for exhibition at World Exposition." This reserve is stipulated in the Article 43 of the Ordinance of the Commercial Code and includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

19. Other reserves required by special laws are reserve for contingent liabilities from financial futures transaction (18 million yen) in accordance with Article 82 of the Financial Futures Transaction Law, and reserve for contingent liabilities from securities transaction (513 million yen) in accordance with Article 51 of the Securities Exchange Law.

20. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets were 604,089 million yen and 1,508,565 million yen, respectively.

21. Bankrupt loans and non-accrual loans were 179,497 million yen and 2,287,238 million yen, respectively. These amounts include trust with The Resolution and Collection Corporation, a measure regarded as off-balancing, of 38,941 million yen.

"Bankrupt loans" are loans on which consolidated subsidiaries do not currently accrue interest income, as substantial doubt is judged to exist as to the ultimate collectability of either principal or interest as they are past due for a considerable period of time or for other reasons, and meet conditions defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965. "Non-accrual loans" are loans on which consolidated subsidiaries do not currently accrue interest income, excluding bankrupt loans and loans for which consolidated subsidiaries are forbearing interest payments to support the borrowers' recovery from financial difficulties.

22. Past due loans (3 months or more) totaled 101,630 million yen.

Past due loans (3 months or more) are loans other than "Bankrupt loans" and "Non-accrual loans" on which the principal or interest is past due for three months or more.

23. Restructured loans totaled 1,853,890 million yen.

Restructured loans are loans other than "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)" for which consolidated subsidiaries have relaxed lending terms, such as reduction of the original interest rate,

forbearance of interest payments or principal repayments or has made agreements in favor of borrowers such as debt forgiveness, to support the borrowers' recovery from financial difficulties.

24. The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was 4,422,255 million yen. This amount includes trust with The Resolution and Collection Corporation, a measure regarded as off-balancing, of 38,941 million yen.
The amounts of loans presented in Notes 21 to 24 are amounts before deduction of reserve for possible loan losses.

25. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 966,761 million yen.

26. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged	
Cash and due from banks	124,638
Trading assets	570,857
Securities	9,794,664
Loans and bills discounted	3,760,959
Other assets (installment account receivable etc.)	1,180
Premises and equipment	529
Liabilities corresponding to assets pledged	
Deposits	14,910
Call money and bills sold	7,054,900
Payables under repurchase agreements	1,857,026
Payables under securities lending transactions	4,355,513
Trading liabilities	144,062
Borrowed money	4,216
Other liabilities	10,979
Acceptances and guarantees	149,297

In addition, cash and due from banks of 44,798 million yen, trading assets of 4,204 million yen, securities of 3,966,901 million yen, loans and bills discounted of 968,383 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.
Premises and equipment include surety deposits and intangible of 118,028 million yen, and other assets include initial margins of futures markets of 7,036 million yen.

27. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred loss on hedge and are included in "Other assets." Gross deferred unrealized losses and gross deferred unrealized gains on hedging instruments were 1,735,996 million yen and 1,609,388 million yen, respectively.

28. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."
Certain consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Date of the revaluation

SMBC	March 31, 1998 and March 31, 2002
Certain consolidated subsidiaries	March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain consolidated subsidiaries: Fair values were determined based on the values specified in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

29. The balance of subordinated debt included in "Borrowed money" was 811,510 million yen.

30. The balance of subordinated bonds included in "Bonds" was 1,583,839 million yen.

31. Stockholders' equity per share was 165,291.87 yen.

32. Market value and unrealized gains (losses) on securities are shown as below:
In addition to "Securities" in the consolidated interim balance sheet, trading securities, commercial paper and short-term corporate bonds (electronic commercial paper) classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased" are also included in the amounts of the following tables. This definition is applied up to Notes 37.

(1) Securities classified as trading purposes

As of and the six months ended September 30, 2003	(Millions of yen)
Consolidated interim balance sheet amount	1,205,895
Valuations gains (losses) included in profit/loss during the interim term	(1,705)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount	Market Value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	510,142	498,990	(11,152)	884	12,037
Other	21,329	22,379	1,049	1,166	117
Total	531,472	521,369	(10,103)	2,051	12,155

(3) Other securities with market value

As of September 30, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,606,121	3,077,101	470,979	578,166	107,187
Bonds	12,436,715	12,281,842	(154,872)	6,597	161,470
Japanese government bonds	11,240,557	11,103,803	(136,754)	2,865	139,619
Japanese local government bonds	413,692	403,548	(10,143)	924	11,067
Japanese corporate bonds	782,465	774,489	(7,975)	2,808	10,783
Other	4,187,030	4,174,553	(12,477)	20,171	32,649
Total	19,229,867	19,533,496	303,629	604,936	301,307

Of the total net unrealized gains shown above, 22,029 million yen is included in this term's profit because of the application of fair value hedge accounting.

"Net unrealized gains on other securities" includes 176,269 million yen that is the sum of the following items:

		(Millions of yen)
	Net unrealized gains to be included in stockholders' equity, as a result of applying fair value hedge accounting (a)	281,599
(–)	Deferred tax liabilities (b)	110,395
	(c) = (a) – (b)	171,203
(–)	Minority interests corresponding to (c)	(4,343)
(+)	SMFG's interests of net unrealized gains (losses) on other securities held by affiliates accounted for by the equity method	722
	Total	176,269

Other securities with market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this interim term. Valuation loss for this interim term was 530 million yen. The rule for determining "significant decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers:	Market value is lower than acquisition cost.
Issuers requiring caution:	Market value is 30% or more lower than acquisition cost.
Normal issuers:	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: issuers that are identified for close monitoring
Normal issuers: issuers other than the above four categories of issuers

33. Held-to-maturity bonds sold during the interim term is as follows:

Six months ended September 30, 2003			(Millions of yen)	
	Acquisition Cost	Sales Amount	Gains on sales	Reason for sales
Japanese government bonds	21,063	21,709	645	A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy
Japanese local government bonds	23,060	23,796	736	
Total	44,123	45,506	1,382	

34. The amount of other securities sold during the interim term is as follows:

Six months ended September 30, 2003		(Millions of yen)
Sales amount	Gains on sales	Losses on sales
15,761,524	145,995	95,693

35. Summary information on securities that do not have market value is as follows:

As of September 30, 2003	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	5,411
Other	10,112
Other securities	
Unlisted stocks (except for OTC stocks)	338,389
Unlisted bonds	1,457,321
Unlisted foreign securities	325,123
Other	109,236

36. Minato changed its investment policy and sold some of the held-to-maturity bonds during this interim term. As a result, Minato changed the classification of the remaining bonds that Minato holds, 28,281 million yen, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). According to this change of classification, "Securities" increased by 66 million yen and "Deferred tax assets" decreased by 26 million yen, and "Minority interests" and "Net unrealized gains on other securities" increased by 36 million yen and 2 million yen, respectively, compared with the former classification of bonds.

37. Redemption schedule of other securities that have maturities and bonds classified as held-to-maturity is as follows:

As of September 30, 2003				(Millions of yen)
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds	2,916,076	6,936,933	3,780,495	615,803
Japanese government bonds	2,717,215	5,160,392	3,125,480	610,858
Japanese local government bonds	6,726	197,435	198,853	533
Japanese corporate bonds	192,133	1,579,106	456,162	4,411
Other	471,659	2,977,811	434,399	606,081
Total	3,387,735	9,914,745	4,214,895	1,221,884

38. Information on money held in trust is as follows:

Money held in trust classified as trading purposes

As of and the six months ended September 30, 2003	(Millions of yen)
Consolidated interim balance sheet amount	7,443
Valuation gains included in profit/loss during the interim term	–

Other money held in trust

As of September 30, 2003 (Millions of yen)

Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
20,070	20,054	(16)	249	265

Net unrealized losses of 9 million yen (after the deduction of 6 million yen in deferred tax assets from the above 16 million yen in net unrealized losses) are included in "Net unrealized gains on other securities."

39. "Japanese Government Bonds" as a sub-account of "Securities" include 6,002 million yen of unsecured loaned securities for which borrowers have the rights to sell or pledge and loaned securities of 119 million yen for which borrowers only have the rights to pledge and not to sell.
   As for the unsecured borrowed securities for which SMBC has the rights to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to sell or pledge without restrictions, 654,394 million yen of securities are pledged, 136,090 million yen of securities are held in hand as of the consolidated interim balance sheet date.

40. Commitment line contracts on overdrafts and loans are agreements to lend to customers when they apply for borrowing, to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 29,801,082 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 27,261,498 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments have clauses that SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in case economic conditions are changed, SMBC and other consolidated subsidiaries need to secure claims or other events occur. In addition, SMBC and other consolidated subsidiaries request the customers to pledge collateral such as premises and securities at the conclusion of the contracts, and take necessary measures such as grasping customers' financial positions, revising contracts when need arises and securing claims after the conclusion of the contracts.

CONSOLIDATED INTERIM STATEMENT OF INCOME

Six months ended September 30, 2003	(Millions of yen)
Ordinary income:	
Interest income	826,407
Interest on loans and discounts	585,813
Interest and dividends on securities	138,520
Trust fees	84
Fees and commissions	237,159
Trading profits	163,904
Other operating income	459,685
Other income	73,594
Total ordinary income	**1,760,835**
Ordinary expenses:	
Interest expenses	163,169
Interest on deposits	56,717
Fees and commissions	41,969
Other operating expenses	432,980
General and administrative expenses	448,094
Other expenses	509,112
Total ordinary expenses	**1,595,326**
Ordinary profit	**165,508**
Extraordinary gains	**41,421**
Extraordinary losses	**20,050**
Income before income taxes and minority interests	**186,880**
Income taxes, Current	**22,436**
Income taxes, Deferred	**(5,137)**
Minority interests in net income	**26,087**
Net income	**143,492**

Notes to Consolidated Interim Statement of Income

1. Amounts less than one million yen have been omitted.

2. Net income per share is 24,993.09 yen.

3. Net income per share (diluted) is 15,608.81 yen.

4. Profits and losses on trading transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the interim term. The valuation differences of securities and money claims between the previous fiscal year-end and this interim term-end are recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between this interim term-end and the previous fiscal year-end are recorded in the above-mentioned accounts.

5. Standards for recognizing rental income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the monthly rent revenue.
   (2) Recognition of income and expenses on installment sales
   Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

6. "Other income" includes gains on sales of stocks and other securities of 56,039 million yen.

7. "Other expenses" includes write-off of loans of 388,924 million yen.

8. "Extraordinary gains" include the tax refund from Tokyo Metropolitan Government of 38,236 million yen and the interest on the tax refund of 2,097 million yen.

9. "Extraordinary losses" include amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits of 11,021 million yen and losses on disposition on premises and equipment of 8,408 million yen.

CONSOLIDATED INTERIM STATEMENT OF RETAINED EARNINGS

Six months ended September 30, 2003	(Millions of yen)
Capital surplus:	
Capital surplus at beginning of term	856,237
Decrease of capital surplus	1,439
Losses on disposition of treasury stocks	1,439
Capital surplus at end of interim term	854,798
Retained earnings:	
Retained earnings at beginning of term	311,664
Increase of retained earnings	147,018
Net income	143,492
Increase due to transfer of land revaluation excess	3,525
Decrease of retained earnings	35,373
Dividends paid	33,306
Decrease due to merger of consolidated subsidiaries	2,066
Retained earnings at end of interim term	423,309

(Note) Amounts less than one million yen have been omitted.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

Six months ended September 30, 2003	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	186,880
Depreciation of premises, equipment and others	41,894
Depreciation of lease assets	167,285
Amortization of goodwill	4,191
Equity in earnings of affiliates	(8,044)
Net change in reserve for possible loan losses	(550,977)
Net change in reserve for possible losses on loans sold	(18,036)
Net change in reserve for employee bonuses	(1,134)
Net change in reserve for employee retirement benefits	7,969
Net change in reserve for exhibition at World Exposition	57
Interest income	(826,407)
Interest expenses	163,169
Net (gains) losses on securities	(40,431)
Net (gains) loss from money held in trust	1,007
Net exchange (gains) losses	221,477
Net (gains) losses from disposition of premises and equipment	7,985
Net (gains) losses from disposition of lease assets	49
Net change in trading assets	1,003,098
Net change in trading liabilities	(802,432)
Net change in loans and bills discounted	1,985,803
Net change in deposits	(428,206)
Net change in negotiable certificates of deposit	(1,479,196)
Net change in borrowed money (excluding subordinated debt)	(51,542)
Net change in deposits with banks	(432,383)
Net change in call loans, bills bought and receivables under resale agreements	(508,664)
Net change in receivables under securities borrowing transactions	1,356,233
Net change in call money, bills sold and payables under repurchase agreements	(3,181,690)
Net change in commercial paper	59,700
Net change in payables under securities lending transactions	(182,466)
Net change in foreign exchanges (Assets)	(24,440)
Net change in foreign exchanges (Liabilities)	50,442
Issuance and redemption of bonds (excluding subordinated bonds)	8,655
Net change in due to trust account	18,990
Interest received	856,081
Interest paid	(174,330)
Other, net	809,744
Subtotal	**(1,759,666)**
Income taxes paid	5,817
Net cash used in operating activities	**(1,753,848)**
2. Cash flows from investing activities:	
Purchases of securities	(23,707,428)
Proceeds from sale of securities	15,807,610
Proceeds from maturity of securities	9,806,287
Purchases of money held in trust	(21,111)
Proceeds from sale of money held in trust	17,268
Purchases of premises and equipment	(22,248)
Proceeds from sale of premises and equipment	17,330
Purchases of lease assets	(192,936)
Proceeds from sale of lease assets	15,526
Purchases of stocks of subsidiaries	(8,999)
Net cash provided by investing activities	**1,711,298**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	34,500
Repayment of subordinated debt	(95,500)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	238,362
Repayment of subordinated bonds, bonds with subscription rights for shares	(42,962)
Dividends paid	(33,330)
Dividends paid to minority stockholders	(24,388)
Purchases of treasury stock	(152)
Proceeds from sale of treasury stock	936
Net cash provided by financing activities	**77,465**
4. Foreign currency translation adjustments on cash and cash equivalents	**(1,763)**
5. Net change in cash and cash equivalents	**33,151**
6. Cash and cash equivalents at beginning of term	**2,900,991**

Notes to Consolidated Interim Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the consolidated interim statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the consolidated interim balance sheet to "Cash and cash equivalents" at this interim term-end is as follows:

September 30, 2003

	(Millions of yen)
Cash and due from banks	3,898,506
Interest-earning deposits	(964,363)
Cash and cash equivalents	2,934,143

4. Reconciliation of the opening balance and the expense (net) for acquisition with respect to acquisition of three companies including The Kansai Sawayaka Bank, Limited is as follows:

		(Millions of yen)	
Assets		800,118	[including Loans and bills discounted of 593,042 million yen]
Liabilities		(724,759)	[including Deposits of (682,774) million yen]
Minority interests		(23,450)	
Goodwill		(13,136)	
Acquisition costs for the three companies' stocks	(a)	38,773	
The three companies' Cash and cash equivalents	(b)	(29,773)	
(a) – (b) Expense for acquisition of the three companies		8,999	

COMPARATIVE CONSOLIDATED BALANCE SHEETS (CONDENSED)

(Millions of yen)

	September 30			March 31	
	2003	2002 [SMBC]	Difference	2003	Difference
September 30, 2003 and 2002, and March 31, 2003	(A)	(B)	(A-B)	(C)	(A-C)
Assets:					
Cash and due from banks	3,898,506	2,905,651	992,855	3,442,523	455,983
Call loans and bills bought	654,263	474,150	180,113	187,563	466,700
Receivables under resale agreements	90,979	82,218	8,761	109,710	(18,731)
Receivables under securities borrowing transactions	625,010	2,186,491	(1,561,481)	1,981,243	(1,356,233)
Commercial paper and other debt purchased	444,540	307,755	136,785	363,981	80,559
Trading assets	3,485,349	3,442,097	43,252	4,495,396	(1,010,047)
Money held in trust	27,498	44,106	(16,608)	24,629	2,869
Securities	22,451,050	22,650,667	(199,617)	24,118,520	(1,667,470)
Loans and bills discounted	59,666,363	62,553,278	(2,886,915)	61,082,946	(1,416,583)
Foreign exchanges	774,597	922,640	(148,043)	749,974	24,623
Other assets	3,349,993	3,302,344	47,649	3,219,009	130,984
Premises and equipment	988,386	1,172,058	(183,672)	1,007,905	(19,519)
Lease assets	1,006,315	930,418	75,897	996,344	9,971
Deferred tax assets	1,845,975	1,999,075	(153,100)	1,956,103	(110,128)
Deferred tax assets for land revaluation	723	726	(3)	724	(1)
Goodwill	12,733	19,031	(6,298)	30,031	(17,298)
Customers' liabilities for acceptances and guarantees	3,102,644	3,453,755	(351,111)	3,084,383	18,261
Reserve for possible loan losses	(1,699,431)	(2,049,472)	350,041	(2,243,542)	544,111
Total assets	**100,725,500**	**104,396,997**	**(3,671,497)**	**104,607,449**	**(3,881,949)**
Liabilities:					
Deposits	63,142,263	61,438,332	1,703,931	62,931,007	211,256
Negotiable certificates of deposit	3,379,610	4,846,529	(1,466,919)	4,853,017	(1,473,407)
Call money and bills sold	8,019,874	12,739,570	(4,719,696)	8,953,084	(933,210)
Payables under repurchase agreements	1,897,172	1,946,489	(49,317)	4,144,735	(2,247,563)
Payables under securities lending transactions	4,624,779	3,842,595	782,184	4,807,245	(182,466)
Commercial paper	247,500	185,500	62,000	187,800	59,700
Trading liabilities	2,046,766	2,599,491	(552,725)	2,851,391	(804,625)
Borrowed money	2,476,833	2,721,278	(244,445)	2,580,135	(103,302)
Foreign exchanges	448,316	438,643	9,673	397,666	50,650
Bonds	3,779,852	3,582,598	197,254	3,583,754	196,098
Due to trust account	24,944	–	24,944	5,953	18,991
Other liabilities	3,551,051	2,645,968	905,083	2,558,956	992,095
Reserve for employee bonuses	20,908	21,216	(308)	22,079	(1,171)
Reserve for employee retirement benefits	93,220	148,116	(54,896)	101,408	(8,188)
Reserve for possible losses on loans sold	2,628	47,190	(44,562)	20,665	(18,037)
Reserve for exhibition at World Exposition	57	–	57	–	57
Other reserves	531	255	276	649	(118)
Deferred tax liabilities	58,494	34,507	23,987	43,930	14,564
Deferred tax liabilities for land revaluation	56,685	62,693	(6,008)	58,788	(2,103)
Acceptances and guarantees	3,102,644	3,453,755	(351,111)	3,084,383	18,261
Total liabilities	**96,974,137**	**100,754,733**	**(3,780,596)**	**101,186,654**	**(4,212,517)**
Minority interests	**1,005,886**	**952,253**	**53,633**	**996,720**	**9,166**
Total stockholders' equity	**2,745,476**	**2,690,010**	**55,466**	**2,424,074**	**321,402**
Total liabilities, minority interests and stockholders' equity	**100,725,500**	**104,396,997**	**(3,671,497)**	**104,607,449**	**(3,881,949)**

(Notes)

1. Amounts as of September 30, 2002 are those of the former SMBC.
2. Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS (CONDENSED)

(Millions of yen)

Six months ended September 30, 2003 and 2002, and Year ended March 31, 2003	Six months ended September 30			Year ended March 31
	2003 (A)	2002 [SMBC] (B)	Difference (A-B)	2003
Ordinary income:				
Interest income	826,407	954,856	(128,449)	1,816,908
Interest on loans and discounts	585,813	639,943	(54,130)	1,262,092
Interest and dividends on securities	138,520	140,090	(1,570)	268,261
Trust fees	84	–	84	7
Fees and commissions	237,159	204,619	32,540	424,238
Trading profits	163,904	110,534	53,370	206,496
Other operating income	459,685	444,096	15,589	946,957
Other income	73,594	48,429	25,165	111,776
Total ordinary income	**1,760,835**	**1,762,535**	**(1,700)**	**3,506,386**
Ordinary expenses:				
Interest expenses	163,169	220,912	(57,743)	417,404
Interest on deposits	56,717	83,905	(27,188)	152,373
Fees and commissions	41,969	42,195	(226)	71,338
Trading losses	–	718	(718)	725
Other operating expenses	432,980	333,888	99,092	721,134
General and administrative expenses	448,094	446,103	1,991	889,237
Other expenses	509,112	568,862	(59,750)	1,922,296
Total ordinary expenses	**1,595,326**	**1,612,679**	**(17,353)**	**4,022,136**
Ordinary profit (loss)	**165,508**	**149,856**	**15,652**	**(515,749)**
Extraordinary gains	**41,421**	**2,942**	**38,479**	**11,906**
Extraordinary losses	**20,050**	**42,448**	**(22,398)**	**87,071**
Income (loss) before income taxes and minority interests	**186,880**	**110,349**	**76,531**	**(590,914)**
Income taxes, Current	**22,436**	**26,700**	**(4,264)**	**66,068**
Income taxes, Deferred	**(5,137)**	**10,333**	**(15,470)**	**(225,190)**
Minority interests in net income	**26,087**	**18,170**	**7,917**	**33,567**
Net income (loss)	**143,492**	**55,145**	**88,347**	**(465,359)**

(Notes)
1. Amounts for the six months ended September 30, 2002 are those of the former SMBC.
2. Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (CONDENSED)

(Millions of yen)

Six months ended September 30, 2003 and 2002, and Year ended March 31, 2003	Six months ended September 30			Year ended March 31
	2003 (A)	2002 [SMBC] (B)	Difference (A-B)	2003
Capital surplus:				
Capital surplus at beginning of term	**856,237**	**1,684,373**	**(828,136)**	**1,684,373**
Capital reserve at beginning of term	–	1,326,758	(1,326,758)	1,326,758
Other capital surplus at beginning of term	–	357,614	(357,614)	357,614
Increase of capital surplus	–	–	–	577,465
Decrease of capital surplus	**1,439**	**476**	**963**	**1,405,601**
Capital surplus at end of term (year)	**854,798**	**1,683,896**	**(829,098)**	**856,237**
Retained earnings:				
Retained earnings at beginning of term	**311,664**	**117,743**	**193,921**	**117,743**
Increase of retained earnings	**147,018**	**58,431**	**88,587**	**696,631**
Decrease of retained earnings	**35,373**	**37,351**	**(1,978)**	**502,710**
Retained earnings at end of term (year)	**423,309**	**138,823**	**284,486**	**311,664**

(Notes)
1. Amounts for the six months ended September 30, 2002 are those of the former SMBC.
2. Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

Six months ended September 30, 2003 and 2002, and Year ended March 31, 2003	Six months ended September 30 2003 (A)	2002 [SMBC] (B)	Difference (A-B)	Year ended March 31 2003
1. Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	186,880	110,349	76,531	(590,914)
Depreciation of premises, equipment and others	41,894	44,208	(2,314)	89,414
Depreciation of lease assets	167,285	149,071	18,214	312,562
Amortization of goodwill	4,191	2,773	1,418	10,171
Equity in earnings of affiliates	(8,044)	(2,807)	(5,237)	(5,718)
Net change in reserve for possible loan losses	(550,977)	(109,670)	(441,307)	82,688
Net change in reserve for possible losses on loans sold	(18,036)	(39,180)	21,144	(65,706)
Net change in reserve for employee bonuses	(1,134)	(402)	(732)	(140)
Net change in reserve for employee retirement benefits	7,969	147	7,822	(47,563)
Net change in reserve for exhibition at World Exposition	57	-	57	-
Interest income	(826,407)	(954,856)	128,449	(1,816,908)
Interest expenses	163,169	220,912	(57,743)	417,404
Net (gains) losses on securities	(40,431)	107,763	(148,194)	471,528
Net (gains) losses from money held in trust	1,007	3,703	(2,696)	4,003
Net exchange (gains) losses	221,477	154,537	66,940	170,155
Net (gains) losses from disposition of premises and equipment	7,985	11,034	(3,049)	33,301
Net (gains) losses from disposition of lease assets	49	2,020	(1,971)	1,505
Net change in trading assets	1,003,098	(216,670)	1,219,768	(1,253,569)
Net change in trading liabilities	(802,432)	321,258	(1,123,690)	569,881
Net change in loans and bills discounted	1,985,803	1,008,160	977,643	2,472,161
Net change in deposits	(428,206)	(3,532,384)	3,104,178	(2,024,876)
Net change in negotiable certificates of deposit	(1,479,196)	(1,813,399)	334,203	(1,806,894)
Net change in borrowed money (excluding subordinated debt)	(51,542)	(71,036)	19,494	(261,965)
Net change in deposits with banks	(432,383)	2,294,589	(2,726,972)	2,947,705
Net change in call loans, bills bought and receivables under resale agreements	(508,664)	1,071,737	(1,580,401)	1,280,173
Net change in receivables under securities borrowing transactions	1,356,233	834,028	522,205	1,039,276
Net change in call money, bills sold and payables under repurchase agreements	(3,181,690)	2,490,237	(5,671,927)	902,660
Net change in commercial paper	59,700	(982,000)	1,041,700	(979,700)
Net change in payables under securities lending transactions	(182,466)	667,795	(850,261)	1,632,445
Net change in foreign exchanges (assets)	(24,440)	(129,163)	104,723	42,144
Net change in foreign exchanges (liabilities)	50,442	139,635	(89,193)	99,013
Issuance and redemption of bonds (excluding subordinated bonds)	8,655	182,702	(174,047)	457,319
Net change in due to trust account	18,990	-	18,990	5,953
Interest received	856,081	1,049,827	(193,746)	1,956,975
Interest paid	(174,330)	(243,453)	69,123	(464,798)
Other, net	809,744	(171,533)	981,277	(100,004)
Subtotal	(1,759,666)	2,599,937	(4,359,603)	5,579,686
Income taxes paid	5,817	(37,447)	43,264	(136,485)
Net cash provided by (used in) operating activities	(1,753,848)	2,562,490	(4,316,338)	5,443,200
2. Cash flows from investing activities:				
Purchases of securities	(23,707,428)	(27,644,498)	3,937,070	(49,938,065)
Proceeds from sale of securities	15,807,610	20,817,747	(5,010,137)	37,711,992
Proceeds from maturity of securities	9,806,287	4,256,509	5,549,778	7,907,363
Purchases of money held in trust	(21,111)	(14,621)	(6,490)	(14,622)
Proceeds from sale of money held in trust	17,268	4,026	13,242	23,624
Purchases of premises and equipment	(22,248)	(30,911)	8,663	(69,884)
Proceeds from sale of premises and equipment	17,330	28,219	(10,889)	73,677
Purchases of lease assets	(192,936)	(162,426)	(30,510)	(336,512)
Proceeds from sale of lease assets	15,526	14,875	651	33,900
Purchases of stocks of subsidiaries	(8,999)	(3,924)	(5,075)	(15,444)
Proceeds from sale of stocks of subsidiaries	-	53	(53)	53
Net cash provided by (used in) investing activities	1,711,298	(2,734,949)	4,446,247	(4,623,917)
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	34,500	117,000	(82,500)	165,000
Repayment of subordinated debt	(95,500)	(204,500)	109,000	(286,500)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	238,362	152,687	85,675	223,950
Repayment of subordinated bonds, bonds with subscription rights for shares	(42,962)	(226,871)	183,909	(565,522)
Proceeds from issuance of stocks	-	-	-	495,300
Dividends paid	(33,330)	(37,313)	3,983	(37,348)
Proceeds from minority stockholders	-	220	(220)	220
Dividends paid to minority stockholders	(24,388)	(25,147)	759	(39,621)
Purchases of treasury stock	(152)	(3,588)	3,436	(7,875)
Proceeds from sale of treasury stock	936	4,968	(4,032)	8,479
Net cash provided by (used in) financing activities	77,465	(222,546)	300,011	(43,919)
4. Foreign currency translation adjustments on cash and cash equivalents	(1,763)	(2,325)	562	(2,629)
5. Net change in cash and cash equivalents	33,151	(397,329)	430,480	772,734
6. Cash and cash equivalents at beginning of term (year)	2,900,991	2,128,742	772,249	2,128,742
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	-	0	(0)	0
8. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	(0)	-	(0)	(486)
9. Cash and cash equivalents at end of term (year)	2,934,143	1,731,413	1,202,730	2,900,991

(Notes)
1. Amounts for the six months ended September 30, 2002 are those of the former SMBC.
2. Amounts less than one million yen have been omitted.

V. SEGMENT INFORMATION

(1) Business segment information

Six months ended September 30, 2003 (Millions of yen)

	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	1,276,476	317,650	166,708	1,760,835	–	1,760,835
(2) Intersegment	14,913	9,527	90,622	115,063	(115,063)	–
Total	1,291,389	327,177	257,331	1,875,898	(115,063)	1,760,835
Ordinary expenses	1,168,804	313,395	220,912	1,703,112	(107,786)	1,595,326
Ordinary profit (loss)	122,584	13,782	36,418	172,785	(7,277)	165,508

(Notes)

1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

Six months ended September 30, 2002 [Sumitomo Mitsui Banking Corporation] (Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	1,305,946	294,373	162,215	1,762,535	–	1,762,535
(2) Intersegment	8,788	2,774	88,547	100,110	(100,110)	–
Total	1,314,735	297,148	250,762	1,862,646	(100,110)	1,762,535
Ordinary expenses	1,212,810	284,870	216,456	1,714,138	(101,459)	1,612,679
Ordinary profit (loss)	101,924	12,277	34,305	148,507	1,348	149,856

(Note) Amounts for the six months ended September 30, 2002 are those of the former SMBC.

Year ended March 31, 2003 (Millions of yen)

	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	2,530,217	640,529	335,639	3,506,386	–	3,506,386
(2) Intersegment	31,282	5,563	163,790	200,636	(200,636)	–
Total	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
Ordinary expenses	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
Ordinary profit (loss)	(569,221)	23,855	52,265	(493,099)	(22,650)	(515,749)

(2) Geographic segment information

Six months ended September 30, 2003 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	1,606,056	71,757	43,371	39,649	1,760,835	–	1,760,835
(2) Intersegment	21,629	19,230	2,464	6,062	49,386	(49,386)	–
Total	1,627,685	90,988	45,836	45,712	1,810,221	(49,386)	1,760,835
Ordinary expenses	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
Ordinary profit (loss)	106,388	34,456	8,583	20,323	169,752	(4,243)	165,508

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
   geographic proximity, similarity of economic activities and relationship of business activities among regions.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany and France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

Six months ended September 30, 2002 [Sumitomo Mitsui Banking Corporation] (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	1,525,550	93,262	78,696	65,026	1,762,535	–	1,762,535
(2) Intersegment	31,186	22,033	14,828	17,164	85,213	(85,213)	–
Total	1,556,736	115,296	93,525	82,191	1,847,749	(85,213)	1,762,535
Ordinary expenses	1,513,742	67,790	68,621	52,553	1,702,707	(90,028)	1,612,679
Ordinary profit (loss)	42,993	47,506	24,903	29,638	145,042	4,814	149,856

(Note) Amounts for the six months ended September 30, 2002 are those of the former SMBC.

Year ended March 31, 2003 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	3,033,860	173,224	174,353	124,948	3,506,386	–	3,506,386
(2) Intersegment	66,249	48,741	32,144	26,912	174,048	(174,048)	–
Total	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
Ordinary expenses	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
Ordinary profit (loss)	(704,666)	72,071	71,512	69,208	(491,873)	(23,876)	(515,749)

(3) Ordinary income from overseas operations

(Millions of yen)

	Consolidated ordinary income from overseas operations (A)	Consolidated ordinary income (B)	(A) / (B)
Six months ended September 30, 2003	154,778	1,760,835	8.8 %
Six months ended September 30, 2002 [SMBC]	236,985	1,762,535	13.4 %
Year ended March 31, 2003	472,525	3,506,386	13.5 %

(Notes)
1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.
3. Amounts for the six months ended September 30, 2002 are those of the former SMBC.

VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

[Supplemental Information]

Market Value Information on Securities

[1] Securities

1. As of September 30, 2003

(Notes)

1. In addition to "Securities" stated in the consolidated interim balance sheet, the amounts below include trading securities, commercial paper and short-term corporate bonds (electronic commercial paper) classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased."
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to non-consolidated interim financial statements.

(1) Securities classified as trading purposes

As of and for the six months ended September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the term
Securities classified as trading purposes	1,205,895	(1,705)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	510,142	498,990	(11,152)	884	12,037
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	21,329	22,379	1,049	1,166	117
Total	531,472	521,369	(10,103)	2,051	12,155

(Note) Market value is calculated using the market price at the interim term-end.

(3) Other securities with market value

As of September 30, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,606,121	3,077,101	470,979	578,166	107,187
Bonds	12,436,715	12,281,842	(154,872)	6,597	161,470
Japanese government bonds	11,240,557	11,103,803	(136,754)	2,865	139,619
Japanese local government bonds	413,692	403,548	(10,143)	924	11,067
Japanese corporate bonds	782,465	774,489	(7,975)	2,808	10,783
Other	4,187,030	4,174,553	(12,477)	20,171	32,649
Total	19,229,867	19,533,496	303,629	604,936	301,307

(Notes)

1. Of the total net unrealized gains shown above, 22,029 million yen is included in this term's profit because of the application of fair value hedge accounting.
2. Market value is calculated as follows:
   Stocks: Average market price during one month before the interim term-end
   Bonds and others: Market price at the interim term-end
3. Other securities with market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current interim term. Valuation loss for the current interim term was 530 million yen. The rule for determining "significant decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   Normal issuers : Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the interim term

Six months ended September 30, 2003			(Millions of yen)	
	Acquisition cost	Sales amount	Gains on sales	Reason for sales
Japanese government bonds	21,063	21,709	645	A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy.
Japanese local government bonds	23,060	23,796	736	
Total	44,123	45,506	1,382	

(5) Other securities sold during the interim term

Six months ended September 30, 2003			(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Other securities	15,761,524	145,995	95,693

(6) Securities with no available market value

As of September 30, 2003	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held to maturity	
Unlisted foreign securities	5,411
Other	10,112
Other securities	
Unlisted stocks (except OTC trading stocks)	338,389
Unlisted bonds	1,457,321
Unlisted foreign securities	325,123
Other	109,236

(7) Change of classification of securities

Minato changed its investment policy and sold some of the held-to-maturity bonds during this interim term. As a result, Minato changed the classification of the remaining bonds that Minato holds, 28,281 million yen, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). According to this change of classification, "Securities" increased by 66 million yen and "Deferred tax assets" decreased by 26 million yen, and "Minority interests" and "Net unrealized gains on other securities" increased by 36 million yen and 2 million yen, respectively, compared with the former classification of bonds.

(8) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

As of September 30, 2003				(Millions of yen)
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	over 10 years
Bonds	2,916,076	6,936,933	3,780,495	615,803
Japanese government bonds	2,717,215	5,160,392	3,125,480	610,858
Japanese local government bonds	6,726	197,435	198,853	533
Japanese corporate bonds	192,133	1,579,106	456,162	4,411
Other	471,659	2,977,811	434,399	606,081
Total	3,387,735	9,914,745	4,214,895	1,221,884

2. As of March 31, 2003

(Notes)
1. In addition to "Securities" stated in the consolidated balance sheet, the amounts below include trading securities, negotiable certificates of deposit bought and commercial paper classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased."
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to non-consolidated financial statements.

(1) Securities classified as trading purposes

As of and for the year ended March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the year
Securities for trading purposes	1,434,190	(1,096)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	311,391	315,414	4,023	4,023	–
Japanese local government bonds	23,091	23,920	828	828	–
Japanese corporate bonds	–	–	–	–	–
Other	42,413	43,444	1,030	1,136	105
Total	376,896	382,779	5,882	5,988	105

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	3,167,955	3,002,513	(165,442)	112,952	278,395
Bonds	14,024,014	14,135,179	111,164	117,093	5,928
Japanese government bonds	12,516,061	12,590,255	74,193	79,479	5,286
Japanese local government bonds	342,798	352,112	9,314	9,415	101
Japanese corporate bonds	1,165,153	1,192,811	27,657	28,197	540
Other	4,479,136	4,502,770	23,634	42,897	19,263
Total	21,671,106	21,640,463	(30,643)	272,943	303,587

(Notes)
1. Market value is calculated as follows:
   Stocks — Average market price during one month before the fiscal year-end
   Bonds and other — Market price at the fiscal year-end
2. Other securities with market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current fiscal year. Valuation loss for this fiscal year was 494,815 million yen. The rule for determining "significant decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost
   Issuers requiring caution :Market value is 30% or more lower than acquisition cost
   Normal issuers : Market value is 50% or more lower than acquisition cost

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
   Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy
   Issuers requiring caution: Issuers that are identified for close monitoring
   Normal issuers: Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2003			(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Other securities	37,709,925	231,862	190,364

(6) Securities with no available market value

As of March 31, 2003	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	4,105
Other	6,463
Other securities	
Unlisted foreign securities	363,282
Unlisted bonds	1,176,885
Unlisted stocks (except OTC trading stocks)	281,888
Other	137,050

(7) Change of classification of securities

There are no corresponding items.

(8) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

As of March 31, 2003				(Millions of yen)
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	over 10 years
Bonds	3,482,943	8,134,230	3,769,404	260,826
Japanese government bonds	3,303,635	6,306,161	3,034,984	256,865
Japanese local government bonds	11,935	138,933	223,723	612
Japanese corporate bonds	167,372	1,689,135	510,695	3,349
Other	355,161	2,886,041	765,581	880,974
Total	3,838,104	11,020,271	4,534,985	1,141,800

[2] Money Held in Trust

1. As of September 30, 2003

(1) Money held in trust classified as trading purposes

As of and for the six months ended September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the term
Money held in trust classified as trading purposes	7,443	–

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of September 30, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	20,070	20,054	(16)	249	265

(Note) Consolidated interim balance sheet amount is calculated using the market price at the interim term-end.

2. As of March 31, 2003

(1) Money held in trust classified as trading purposes

As of and for the year ended March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the year
Money held in trust classified as trading purposes	1,629	12

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	23,044	23,000	(44)	510	555

(Note) Market value is calculated by using market prices at the fiscal year-end.

[3] Net Unrealized Gains (Losses) on Other Securities

1. As of September 30, 2003

Net unrealized gains (losses) on other securities that is reported on the consolidated interim balance sheet is as follows:

As of September 30, 2003	(Millions of yen)
Net unrealized gains	281,549
Other securities	281,565
Other money held in trust	(16)
(+) Deferred tax assets	(110,389)
Net unrealized gains (losses) on securities (before following adjustment)	171,159
(–) Minority interests	(4,343)
(+) SMFG's interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	722
Net unrealized gains (losses) on other securities	176,225

(Notes)
1. Of the total net unrealized gains shown above, 22,029 million yen is included in this term's profit because of the application of fair value hedge accounting.
2. Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

2. As of March 31, 2003

Net unrealized gains (losses) on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2003	(Millions of yen)
Net unrealized gains	(30,758)
Other securities	(30,713)
Other money held in trust	(44)
(+) Deferred tax assets	2,004
Net unrealized gains (losses) on other securities (before following adjustment)	(28,754)
(–) Minority interests	(4,557)
(+) SMFG's interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	(1)
Net unrealized gains (losses) on other securities	(24,197)

(Note) Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Market Value Information on Derivative Transactions

1. As of September 30, 2003

(1) Interest Rate Derivatives

As of September 30, 2003 (Millions of yen)

	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange			
Interest rate futures	213,646,304	7,059	7,059
Interest rate options	2,815,783	(314)	(314)
Over-the-counter transactions			
Forward rate agreements	19,588,774	764	764
Interest rate swaps	378,671,001	286,193	286,193
Interest rate swaptions	6,857,851	(30,654)	(30,654)
Caps	8,861,038	1,313	1,313
Floors	506,180	(888)	(888)
Other	249,262	2,642	2,642
Total		266,116	266,116

(Note)

The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statement of income.

Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

Interest-related transactions that some consolidated overseas subsidiaries account for in accordance with their local accounting standards are excluded from the amounts above. Their net unrealized gains amount to 78 million yen.

(2) Currency Derivatives

As of September 30, 2003 (Millions of yen)

	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions			
Currency swaps	16,370,428	65,930	149,520
Currency swaptions	1,563,973	20,038	20,038
Forward foreign exchange	33,529,491	(125,004)	(125,004)
Currency options	6,553,725	(7,407)	(7,407)
Other	18,119	46	46
Total		(46,397)	37,193

(Notes)

1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statement of income.
   The following types of forward foreign exchange and currency options are not included in the above amounts.
   (a) Derivative transactions to which deferred hedge accounting is applied
   (b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market value are already reflected in the amount of the financial assets/liabilities on the consolidated interim balance sheet.
   (c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.
   Currency-related transactions that some consolidated overseas subsidiaries account for in accordance with their local accounting standards are excluded from the amounts above. Their net unrealized losses amount to 178 million yen.
2. The forward foreign exchange and currency options that were formerly revaluated are included in the amounts from this interim term.

(3) Equity Derivatives

As of September 30, 2003 (Millions of yen)

	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange			
Equity price index futures	30	0	0
Equity price index options	5	(1)	(1)
Over-the-counter transactions			
Equity options	–	–	–
Equity price index swaps	–	–	–
Other	10,481	0	0
Total		(0)	(0)

(Note)
The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statement of income.
Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

(4) Bond Derivatives

As of September 30, 2003 (Millions of yen)

	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange			
Bond futures	868,606	(848)	(848)
Bond futures options	65,081	(104)	(104)
Over-the-counter transactions			
Bond options	2,364,407	(6,965)	(6,965)
Total		(7,919)	(7,919)

(Note)
The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statement of income.
Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

(5) Commodity Derivatives

As of September 30, 2003 (Millions of yen)

	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions			
Commodity swaps	134,986	2,680	2,680
Commodity options	10,426	23	23
Total		2,704	2,704

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statement of income.
   Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.
2. Commodity derivatives are transactions on fuel and metal.

(6) Credit Derivative Transactions

As of September 30, 2003 (Millions of yen)

	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions			
Credit default options	63,884	1,096	1,096
Other	79,260	176	176
Total		1,272	1,272

(Note)
The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statement of income.
Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

2. As of March 31, 2003

(1) Interest Rate Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures				
sold	59,749,099	4,547,691	(103,623)	(103,623)
bought	57,633,988	5,676,922	109,474	109,474
Interest rate options				
sold	1,230,739	–	76	76
bought	600,964	205,802	(99)	(99)
Over-the-counter transactions				
Forward rate agreements				
sold	13,389,231	590,000	1,076	1,076
bought	3,469,855	455,000	(500)	(500)
Interest rate swaps	305,031,482	214,079,553	250,498	250,498
Receivable fixed rate/Payable floating rate	146,600,794	101,347,568	3,300,127	3,300,127
Receivable floating rate/Payable fixed rate	139,298,388	98,710,883	(3,040,142)	(3,040,142)
Receivable floating rate/Payable floating rate	18,990,156	13,890,272	850	850
Interest rate swaptions				
sold	1,720,503	798,669	(35,707)	(35,707)
bought	1,523,512	1,106,731	26,355	26,355
Caps				
sold	5,352,002	3,331,808	(4,194)	(4,194)
bought	3,616,992	2,536,627	6,682	6,682
Floors				
sold	317,281	207,279	(7,673)	(7,673)
bought	351,199	195,322	9,027	9,027
Other				
sold	42,316	36,551	(6,526)	(6,526)
bought	250,660	92,669	6,603	6,603
Total			251,467	251,467

(Notes)

1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
   Derivative transactions to which deferred hedge accounting is applied are not included in the amounts above.
   Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above, of which their net unrealized gains amount to 818 million yen.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
   Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(2) Currency Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	16,433,656	8,831,238	(39,389)	(39,389)
Currency swaptions				
sold	330,238	330,238	(3,173)	(3,173)
bought	865,005	865,005	13,724	13,724
Forward foreign exchange	2,935,846	547,699	1,518	1,518
Currency options				
sold	56,586	13,166	(1,375)	(1,375)
bought	60,441	21,575	1,585	1,585
Other				
sold	15,310	2,855	153	153
bought	–	–	–	–
Total			(26,956)	(26,956)

(Notes)

1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
   The derivative transactions to which deferred hedge accounting is applied and the transactions shown in Notes 3 are not included in the amounts above.
   Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above, of which their net unrealized gains amount to 371 million yen.
2. Market value is calculated mainly using discounted present value.
3. Forward foreign exchange and currency options which are of the following types are not included in the figures above:
   1) Those that are revaluated at fiscal year-end and the revaluation gain (loss) is accounted for in the consolidated statement of operations
   2) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected in the amount of the financial assets/liabilities on the consolidated balance sheet.
   3) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.

The contract amount of currency derivatives which are revaluated at the consolidated balance sheet date are as follows:

As of March 31, 2003	(Millions of yen) Contract amount
Transactions listed on exchange	
Currency futures	
sold	–
bought	–
Currency options	
sold	–
bought	–
Over-the-counter transactions	
Forward foreign exchange	37,271,679
Currency options	
sold	3,001,518
bought	3,195,840

(3) Equity Derivatives

As of March 31, 2003	Contract amount	(Over 1 year)	Market value	(Millions of yen) Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures				
sold	–	–	–	–
bought	–	–	–	–
Equity price index options				
sold	–	–	–	–
bought	–	–	–	–
Over-the-counter transactions				
Equity options				
sold	0	–	0	0
bought	0	–	(0)	(0)
Equity price index swaps				
Receivable equity index/Payable floating rate	–	–	–	–
Receivable floating rate/Payable equity index	–	–	–	–
Other				
sold	477	–	0	0
bought	477	–	0	0
Total			0	0

(Notes)

1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
   Derivative transactions to which deferred hedge accounting is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange.
   Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(4) Bond Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures				
sold	119,032	–	(388)	(388)
bought	129,712	–	(67)	(67)
Bond futures options				
sold	4,000	–	(8)	(8)
bought	–	–	–	–
Over-the-counter transactions				
Bond options				
sold	16,010	15,617	0	0
bought	4,719	3,125	0	0
Total			(463)	(463)

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
   Derivative transactions to which deferred hedge accounting is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange.
   Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(5) Commodity Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Over-the-counter transactions				
Commodity swaps				
Receivable fixed price / Payable floating price	31,049	27,358	(1,607)	(1,607)
Receivable floating price / Payable fixed price	31,049	27,358	2,376	2,376
Commodity options				
sold	6,369	4,063	(1,493)	(1,493)
bought	6,369	4,063	1,521	1,521
Total			797	797

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
   Derivative transactions to which deferred hedge accounting is applied are not included in the amounts above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. Commodity derivatives are transactions on oil and metal.

(6) Credit Derivative Transactions

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options				
sold	39,823	22,790	(1,767)	(1,767)
bought	35,625	18,592	3,153	3,153
Other				
sold	5,722	1,099	4,915	4,915
bought	86,567	79,546	276	276
Total			6,578	6,578

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
   Derivative transactions to which deferred hedge accounting is applied are not included in the amounts above.
2. Market value is calculated based on factors such as price of the reference assets and contract term.
3. "Sold" represents transactions in which the credit risk is accepted. "Bought" represents transactions in which the credit risk is transferred.

SMFG

November 25, 2003

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Non-consolidated Financial Results for the Six Months ended September 30, 2003

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President and CEO: Yoshifumi Nishikawa
Date of Approval by the Board of Directors: November 25, 2003

1. Financial Results (for the Six Months ended September 30, 2003)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit		Ordinary Profit		Net Income (Loss)		Net Income per Share
Six Months	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
ended September 30, 2003	7,146	–	5,637	–	5,035	–	4,829	–	833.45
ended September 30, 2002	–	–	–	–	–	–	–	–	–
Fiscal Year ended March 31, 2003	131,519		130,547		119,634		124,738		18,918.33

Notes: 1. Average number of common stocks outstanding
(a) for the six months ended September 30, 2003: 5,794,872 (b) for the six months ended September 30, 2002: –
(c) for the fiscal year ended March 31, 2003 : 5,751,902
2. There is no change in accounting methods.
3. Percentage shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous interim term.

(2) Dividends (Common stock) Please see the next page for information of the preferred stock.

	Interim Dividends per Share	Annual Dividends per Share
Six Months		
ended September 30, 2003	¥ 0	–
ended September 30, 2002	–	–
Fiscal Year ended March 31, 2003	–	¥ 3,000

(3) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
September 30, 2003	3,357,722	3,127,494	93.1	229,727.04
September 30, 2002	–	–	–	–
March 31, 2003	3,413,529	3,156,086	92.5	231,899.30

Notes: 1. Number of common stocks outstanding
(a) as of September 30, 2003: 5,794,692 (b) as of September 30, 2002: – (c) as of March 31, 2003: 5,795,037
2. Number of treasury stocks
(a) as of September 30, 2003: 1,318 (b) as of September 30, 2002: – (c) as of March 31, 2003: 963

2. Earnings Forecast (Fiscal Year ending March 31, 2004)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share (Annual)	
				Year-end	
Fiscal Year	¥ million	¥ million	¥ million	¥	¥
ending March 31, 2004	55,000	50,000	50,000	3,000	3,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2004 is 3,617.20 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the term (year)

	For the six months ended September 30, 2003	For the fiscal year ended March 31, 2003
Common stock	5,794,872	5,751,902
Preferred stock (type 1)	67,000	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	21,710
Preferred stock (13th series type 4)	114,999	19,166

Number of shares outstanding as of term (year)-end

	As of September 30, 2003	As of March 31, 2003
Common stock	5,794,692	5,795,037
Preferred stock (type 1)	67,000	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100
Preferred stock (13th series type 4)	114,999	115,000

(Note) Change in the number of shares outstanding during the interim term is as follows:

		Number of shares issued	Issue price	Capitalized amount
Conversion of Preferred stock (13th series type 4) to Common stock	Common stock	9.61 shares	–	–
	Preferred stock (13th series type 4)	(1) share	–	–

Dividends per share

	For the six months ended September 30, 2003	For the fiscal year ended March 31, 2003
	Interim dividends	Annual dividends
Common stock	¥0	¥3,000
Preferred stock (type 1)	¥0	¥10,500
Preferred stock (type 2)	¥0	¥28,500
Preferred stock (type 3)	¥0	¥13,700
Preferred stock (1st to 12th series type 4)	¥0	¥19,500
Preferred stock (13th series type 4)	¥0	¥3,750

Forecast of Dividends per Share

	Dividends per Share (Annual)	
	Year-end	
Common stock	¥3,000	¥3,000
Preferred stock (type 1)	¥10,500	¥10,500
Preferred stock (type 2)	¥28,500	¥28,500
Preferred stock (type 3)	¥13,700	¥13,700
Preferred stock (1st to 12th series type 4)	¥135,000	¥135,000
Preferred stock (13th series type 4)	¥67,500	¥67,500

Calculation for Index

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding as of the interim term-end (excluding treasury stock)}}$$

NON-CONSOLIDATED BALANCE SHEET

(Millions of yen, %)

	September 30, 2003		March 31, 2003 (Condensed)	
Assets		%		%
Current assets				
Cash and due from banks	61,841		64,725	
Other current assets	3,613		41,383	
Total current assets	65,455	2.0	106,108	3.1
Fixed assets				
Premises and equipment	0		0	
Intangible assets	34		26	
Investments and other assets	3,291,175		3,306,185	
Investments in subsidiaries and affiliates	3,246,072		3,260,957	
Long-term loans to subsidiaries and affiliates	40,000		40,000	
Deferred tax assets	5,102		5,227	
Total fixed assets	3,291,210	98.0	3,306,213	96.9
Deferred charges	1,056	0.0	1,207	0.0
Total assets	3,357,722	100.0	3,413,529	100.0
Liabilities				
Current liabilities				
Short-term borrowings	230,000		256,501	
Reserve for employees bonuses	76		83	
Other current liabilities	151		857	
Total current liabilities	230,228	6.9	257,442	7.5
Total liabilities	230,228	6.9	257,442	7.5
Stockholders' equity				
Capital stock	1,247,650	37.1	1,247,650	36.6
Capital surplus				
Capital reserve	1,247,762		1,747,266	
Other capital surplus	499,501		–	
Total capital surplus	1,747,263	52.0	1,747,266	51.2
Retained earnings				
Earned surplus reserve	–		496	
Voluntary reserve	30,420		30,420	
Unappropriated retained earnings	102,624		130,605	
Total retained earnings	133,044	4.0	161,521	4.7
Treasury stock	(463)	(0.0)	(351)	(0.0)
Total stockholders' equity	3,127,494	93.1	3,156,086	92.5
Total liabilities and stockholders' equity	3,357,722	100.0	3,413,529	100.0

NON-CONSOLIDATED STATEMENT OF INCOME

Six months ended September 30, 2003, and
Year ended March 31, 2003

(Millions of yen, %)

	September 30, 2003			March 31, 2003 (Condensed)		
Operating income			%			%
Dividends on investments in subsidiaries and affiliates	3,020			128,265		
Fees and commissions received from subsidiaries	3,707			3,124		
Interest income on loans to subsidiaries and affiliates	419	7,146	100.0	128	131,519	100.0
Operating expenses						
General and administrative expenses	1,508			971		
Other	–	1,508	21.1	0	971	0.7
Operating profit		5,637	78.9		130,547	99.3
Non-operating income		109	1.5		13	0.0
Non-operating expenses		712	9.9		10,926	8.3
Ordinary profit		5,035	70.5		119,634	91.0
Income before income taxes		5,035	70.5		119,634	91.0
Income taxes, current	1			156		
deferred	204	205	2.9	(5,259)	(5,103)	(3.9)
Net income		4,829	67.6		124,738	94.8
Unappropriated retained earnings brought forward		97,298			–	
Unappropriated retained earnings inherited due to merger		–			5,867	
Transfer from earned surplus reserve		496			–	
Unappropriated retained earnings at end of term (year)		102,624			130,605	

Significant Accounting Policies for Non-consolidated Interim Financial Statements

1. Valuation of securities
   Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets
   (1) Premises and equipment
   SMFG computes depreciation for buildings using the straight-line method.
   (2) Intangible assets
   SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Reserve
   Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses attributable to this interim term.

4. Lease transactions
   Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

5. Consumption taxes
   National and local consumption taxes are accounted for using the tax-excluded method.

Notes to Non-consolidated Interim Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 0 million yen.

3. Long-term loans to subsidiaries and affiliates are subordinated loans.

Notes to Non-consolidated Interim Statement of Income

1. Amounts less than one million yen have been omitted.

2. Non-operating expenses include interest on borrowings of 436 million yen and amortization of organization costs of 150 million yen.

3. Depreciation for the interim term is as follows:
   fixed assets 0 million yen
   intangible assets 3 million yen.

Securities

SMFG has no investments in subsidiaries and affiliates that have market value.


SEC MAIL PROCESSING
RECEIVED
DEC 2 3 2003
WASH., D.C.
158
SECTION

平成１５年度
中間決算説明資料

株式会社三井住友フィナンシャルグループ
株式会社三井住友銀行

【目　　次】

ページ

平成１５年度中間決算の概況

項目	連結	単体		ページ
1．損益状況	【連結】	【単体】	…	1
2．職員一人当たり業務純益・粗利経費率		【単体】	…	3
3．国内利鞘		【単体】	…	3
4．有価証券関係損益		【単体】	…	3
5．有価証券の評価損益	【連結】	【単体】	…	4
6．デリバティブ取引（繰延ヘッジ会計適用分）の概要		【単体】	…	5
7．退職給付関連	【連結】	【単体】	…	6
8．自己資本比率	【連結】		…	7
9．ＲＯＥ	【連結】	【単体】	…	7
10．自己査定、開示及び償却・引当との関係		【単体】	…	8
11．リスク管理債権の状況	【連結】	【単体】	…	9
12．貸倒引当金等の状況	【連結】	【単体】	…	10
13．リスク管理債権に対する引当率	【連結】	【単体】	…	10
14．金融再生法開示債権と保全状況	【連結】	【単体】	…	11
（ご参考）不良債権のオフバランス化の実績		【単体】	…	12
15．業種別貸出状況等		【単体】	…	15
16．国別貸出状況等		【単体】	…	17
17．預金、貸出金の残高等		【単体】	…	18
18．その他参考計数		【単体】	…	19
19．役員数・従業員数の状況		【単体】	…	19
20．店舗数の状況		【単体】	…	19
21．繰延税金資産		【単体】	…	20
22．平成15年度業績予想	【連結】	【単体】	…	23
（ご参考）三井住友銀行の中間財務諸表等		【単体】	…	24

（注）1．【連結】は、平成14年度及び平成15年度中間期については三井住友フィナンシャルグループの連結の計数を表示しております。平成14年度中間期については旧三井住友銀行の連結の計数を表示しており、旧わかしお銀行の計数を含んでおります。

2．【三井住友銀行単体】は、平成14年度中間期については旧三井住友銀行と旧わかしお銀行の単純合算計数を表示しております。平成14年度については合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。

平成１５年度中間決算の概況

１．損益状況

【三井住友銀行単体】　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		１５年中間期	14年中間期比	１４年中間期
業務粗利益	1	795,339	△ 108,000	903,339
（除く国債等債券損益）	2	(776,567)	(△ 50,143)	(826,710)
国内業務粗利益	3	558,967	△ 66,781	625,748
（除く国債等債券損益）	4	(556,580)	(△ 30,099)	(586,679)
資金利益	5	481,688	△ 40,899	522,587
信託報酬	6	84	84	−
役務取引等利益	7	78,177	14,733	63,444
特定取引利益	8	△ 1,863	△ 2,614	751
その他業務利益	9	880	△ 38,083	38,963
（うち国債等債券損益）	10	(2,386)	(△ 36,682)	(39,068)
国際業務粗利益	11	236,371	△ 41,219	277,590
（除く国債等債券損益）	12	(219,986)	(△ 20,043)	(240,029)
資金利益	13	86,908	△ 31,717	118,625
役務取引等利益	14	21,152	△ 1,315	22,467
特定取引利益	15	151,688	49,032	102,656
その他業務利益	16	△ 23,377	△ 57,215	33,838
（うち国債等債券損益）	17	(16,385)	(△ 21,175)	(37,560)
経費（除く臨時処理分）	18	△ 296,030	29,248	△ 325,278
人件費	19	△ 113,967	17,505	△ 131,472
物件費	20	△ 166,697	10,237	△ 176,934
税金	21	△ 15,365	1,505	△ 16,870
業務純益（一般貸倒引当金繰入前）	22	499,308	△ 78,753	578,061
（除く国債等債券損益）	23	(480,536)	(△ 20,896)	(501,432)
一般貸倒引当金繰入額	24	−	20,564	△ 20,564
業務純益	25	499,308	△ 58,189	557,497
うち国債等債券損益	26	18,771	△ 57,857	76,628
臨時損益	27	△ 394,133	63,477	△ 457,610
（不良債権処理額）	28	(△ 373,597)	(△ 127,115)	(△ 246,482)
貸出金償却	29	△ 337,901	△ 248,214	△ 89,687
個別貸倒引当金繰入額	30	−	140,640	△ 140,640
債権売却損失引当金繰入額	31	−	7,109	△ 7,109
共同債権買取機構売却損	32	△ 740	2,273	△ 3,013
延滞債権売却損等	33	△ 34,955	△ 24,949	△ 10,006
特定海外債権引当勘定繰入額	34	−	△ 3,974	3,974
株式等損益	35	18,783	211,010	△ 192,227
株式等売却益	36	50,910	15,749	35,161
株式等売却損	37	△ 24,720	26,842	△ 51,562
株式等償却	38	△ 7,406	168,419	△ 175,825
外形標準事業税	39	△ 7,678	△ 4,136	△ 3,542
その他臨時損益	40	△ 31,641	△ 16,283	△ 15,358
経常利益	41	105,175	5,289	99,886
特別損益	42	37,813	76,056	△ 38,243
うち動産不動産処分損益	43	△ 6,404	3,167	△ 9,571
動産不動産処分益	44	382	△ 1,236	1,618
動産不動産処分損	45	△ 6,787	4,403	△ 11,190
うち退職給付会計基準変更時差異償却	46	△ 10,083	−	△ 10,083
うち貸倒引当金戻入益	47	13,787	13,787	−
個別貸倒引当金繰入額	48	△ 217,330	△ 217,330	−
一般貸倒引当金戻入益	49	229,089	229,089	−
特定海外債権引当勘定戻入益	50	2,028	2,028	−
うち債権売却損失引当金戻入益	51	393	393	−
うち東京都銀行税還付税金・還付加算金	52	40,333	40,333	−
税引前中間純利益	53	142,988	81,346	61,642
法人税、住民税及び事業税	54	△ 12,573	△ 5,778	△ 6,795
法人税等調整額	55	9,244	18,552	△ 9,308
中間純利益	56	139,659	94,121	45,538

与信関係費用（24＋28＋47＋51）	57	△ 359,415	△ 92,369	△ 267,046

（注）　記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】

（金額単位　百万円）

		15年中間期	14年中間期比	14年中間期
連結粗利益	1	1,049,121	△ 67,271	1,116,392
資金利益	2	663,237	△ 70,707	733,944
信託報酬	3	84	84	－
役務取引等利益	4	195,190	32,767	162,423
特定取引利益	5	163,904	54,088	109,816
その他業務利益	6	26,704	△ 83,504	110,208
営業経費	7	△ 448,094	△ 1,991	△ 446,103
与信関係費用	8	△ 441,522	△ 122,939	△ 318,583
貸出金償却	9	△ 388,924	△ 266,098	△ 122,826
個別貸倒引当金繰入額	10	△ 244,860	△ 89,947	△ 154,913
一般貸倒引当金繰入額	11	228,302	250,962	△ 22,660
その他	12	△ 36,041	△ 17,859	△ 18,182
株式等損益	13	20,604	218,530	△ 197,926
持分法による投資損益	14	8,044	5,237	2,807
その他	15	△ 22,644	△ 15,914	△ 6,730
経常利益	16	165,508	15,652	149,856
特別損益	17	21,371	60,877	△ 39,506
税金等調整前中間純利益	18	186,880	76,531	110,349
法人税、住民税及び事業税	19	△ 22,436	4,264	△ 26,700
法人税等調整額	20	5,137	15,470	△ 10,333
少数株主利益	21	△ 26,087	△ 7,917	△ 18,170
中間純利益	22	143,492	88,347	55,145

(注) 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

（ご参考）

（金額単位　億円）

		15年中間期	14年中間期比	14年中間期
連結業務純益	23	5,327	△ 759	6,086

(注)連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合-内部取引(配当等)

（連結対象会社数）

（単位　社）

		15年9月末	15年3月末比	15年3月末
連結子会社数	24	169	△ 1	170
持分法適用会社数	25	48	1	47

2．職員一人当たり業務純益・粗利経費率【三井住友銀行単体】

（単位　百万円、％）

	15年中間期	14年中間期比	14年中間期
業務純益（一般貸倒引当金繰入前）	499,308	△　78,753	578,061
職員一人当たり（千円）	25,884	683	25,201
業　務　純　益	499,308	△　58,189	557,497
職員一人当たり（千円）	25,884	1,580	24,304
業務純益（一般貸倒繰入前・除く国債等債券損益）	480,536	△　20,896	501,432
職員一人当たり（千円）	24,911	3,051	21,860
粗　利　経　費　率	37.2	1.2	36.0

（注）1．職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2．職員一人当たり算出の職員数は、平均人員数。
3．粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘【三井住友銀行単体】

（単位　％）

	15年中間期	14年下半期比	14年中間期比	14年中間期
資金運用利回（A）	1.45	△　0.04	△　0.02	1.47
貸出金利回（C）	1.73	＋　0.01	＋　0.01	1.72
有価証券利回	0.58	△　0.02	△　0.12	0.70
資金調達原価（B）	0.83	△　0.06	△　0.04	0.87
資金調達利回	0.09	△　0.01	△　0.01	0.10
預金等利回（D）	0.02	△　0.01	△　0.02	0.04
外部負債利回	0.22	0.00	＋　0.03	0.19
経費率	0.74	△　0.05	△　0.03	0.77
総資金利鞘（A）－（B）	0.62	＋　0.02	＋　0.02	0.60
預貸金利鞘（C）－（D）	1.71	＋　0.02	＋　0.03	1.68

4．有価証券関係損益【三井住友銀行単体】

（金額単位　百万円）

	15年中間期	14年中間期比	14年中間期
国債等債券損益	18,771	△　57,857	76,628
売　却　益	87,597	△　10,176	97,773
売　却　損	△　68,753	△　49,385	△　19,368
償　還　益	－	△　0	0
償　還　損	－	17	△　17
償　　却	△　71	1,687	△　1,758
株式等損益	18,783	211,010	△　192,227
売　却　益	50,910	15,749	35,161
売　却　損	△　24,720	26,842	△　51,562
償　　却	△　7,406	168,419	△　175,825

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（注）時価ヘッジの適用により損益に反映させた額を除く。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】 （金額単位 百万円）

	15年9月末				15年3月末		
	評価損益				評価損益		
		15年3月末比	評価益	評価損		評価益	評価損
満期保有目的	△ 10,338	△ 14,141	1,813	△ 12,152	3,803	3,909	△ 105
子会社･関連会社株式	11,734	32,162	11,734	－	△ 20,428	624	△ 21,052
その他有価証券	306,912	324,769	585,142	△ 278,230	△ 17,857	257,680	△ 275,537
株式	469,067	621,421	562,844	△ 93,776	△ 152,354	105,269	△ 257,624
債券	△ 148,852	△ 257,564	4,997	△ 153,849	108,712	112,417	△ 3,705
その他	△ 13,303	△ 39,088	17,301	△ 30,604	25,785	39,993	△ 14,207
その他の金銭の信託	△ 16	28	249	△ 265	△ 44	510	△ 555
合 計	308,291	342,817	598,939	△ 290,648	△ 34,526	262,725	△ 297,251
株式	480,802	653,584	574,578	△ 93,776	△ 172,782	105,894	△ 278,677
債券	△ 160,002	△ 271,530	5,882	△ 165,884	111,528	115,234	△ 3,705
その他	△ 12,508	△ 39,235	18,478	△ 30,987	26,727	41,597	△ 14,869

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。

2. 株式のうち子会社・関連会社株式に該当しないものについては(中間)期末日前1カ月の平均時価に、それ以外は(中間)期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、(中間)貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、その他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が、22,029百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

【連結】 （金額単位 百万円）

	15年9月末				15年3月末		
	評価損益				評価損益		
		15年3月末比	評価益	評価損		評価益	評価損
満期保有目的	△ 10,103	△ 15,985	2,051	△ 12,155	5,882	5,988	△ 105
その他有価証券	303,629	334,272	604,936	△ 301,307	△ 30,643	272,943	△ 303,587
株式	470,979	636,421	578,166	△ 107,187	△ 165,442	112,952	△ 278,395
債券	△ 154,872	△ 266,036	6,597	△ 161,470	111,164	117,093	△ 5,928
その他	△ 12,477	△ 36,111	20,171	△ 32,649	23,634	42,897	△ 19,263
その他の金銭の信託	△ 16	28	249	△ 265	△ 44	510	△ 555
合 計	293,509	318,314	607,237	△ 313,727	△ 24,805	279,443	△ 304,248
株式	470,979	636,421	578,166	△ 107,187	△ 165,442	112,952	△ 278,395
債券	△ 166,025	△ 282,041	7,482	△ 173,508	116,016	121,945	△ 5,928
その他	△ 11,444	△ 36,064	21,587	△ 33,032	24,620	44,545	△ 19,925

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。

2. 株式については主に(中間)期末日前1カ月の平均時価に、それ以外は(中間)期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、(中間)連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、その他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が、22,029百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

6．デリバティブ取引（繰延ヘッジ会計適用分）の概要【三井住友銀行単体】

（金額単位　億円）

	15年9月末				15年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	1,123	1,760	△ 637	△1,093	3,985	1,752	2,233	1,173
通貨スワップ	1,393	1,434	△ 41	61	4,195	4,080	115	96
その他	28	31	△ 3	101	589	315	274	289
合計	2,544	3,225	△ 681	△ 931	8,769	6,147	2,622	1,558

（注）1. デリバティブ取引については、「金利スワップの特例処理」を適用しているものを除き、時価をもって(中間)貸借対照表価額としております。

2. ヘッジ会計の方法として、15年９月末は金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
ヘッジ会計の方法として、15年３月末はマクロヘッジの一手法である「リスク調整アプローチ」に基づく繰延ヘッジを主に適用しております。

(補足)金利スワップ(繰延ヘッジ会計適用分)の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	15年9月末				15年3月末			
	1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計
受取固定･支払変動	78,905	175,549	50,524	304,978	200,631	221,880	65,887	488,398
受取変動･支払固定	8,102	44,187	45,001	97,290	120,756	145,976	35,098	301,830
受取変動･支払変動	31	6,130	508	6,669	52	8,666	845	9,563
金利ｽﾜｯﾌﾟ想定元本合計	87,038	225,866	96,033	408,937	321,439	376,522	101,830	799,791

7．退職給付関連

（1）退職給付債務残高

【三井住友銀行単体】

（金額単位　百万円）

		15年中間期	14年中間期比	14年中間期
退職給付債務残高（期首）	（A）	1,104,255	22,572	1,081,683
（割引率）		（　3.0%）	（　－　）	（　3.0%）
年金資産時価総額（期首）	（B）	706,502	△　28,431	734,933
退職給付引当金（期首）	（C）	72,816	△　47,999	120,815
前払年金費用（期首）	（D）	－	－	－
会計基準変更時差異の未処理額（期首）	（E）	40,335	△　20,167	60,502
未認識過去勤務債務（債務の減額）（期首）	（F）	△　52,701	6,394	△　59,095
未認識数理計算上の差異（期首）	(A-B-C+D-E-F)	337,302	112,776	224,526

（注）14年中間期の割引率は、旧三井住友銀行の計数を表示しております。

（ご参考）【連結】

（金額単位　百万円）

		15年中間期	14年中間期比	14年中間期
退職給付債務残高（期首）	（A）	1,164,570	△　11,389	1,175,959
年金資産時価総額（期首）	（B）	723,175	△　53,913	777,088
退職給付引当金（期首）	（C）	101,408	△　46,564	147,972
前払年金費用（期首）	（D）	－	△　27	27
会計基準変更時差異の未処理額（期首）	（E）	44,087	△　26,193	70,280
未認識過去勤務債務（債務の減額）（期首）	（F）	△　53,218	7,489	△　60,707
未認識数理計算上の差異（期首）	(A-B-C+D-E-F)	349,118	107,765	241,353

（2）退職給付費用

【三井住友銀行単体】

（金額単位　百万円）

	15年中間期	14年中間期比	14年中間期
退職給付費用	41,414	10,484	30,930
勤務費用	10,849	△　28	10,877
利息費用	16,563	367	16,196
期待運用収益	△　11,684	3,843	△　15,527
会計基準変更時差異処理額（５年均等償却）	10,083	－	10,083
過去勤務債務の損益処理額	△　3,197	－	△　3,197
数理計算上の差異の損益処理額	18,263	6,787	11,476
その他	534	△　485	1,019

（ご参考）【連結】

（金額単位　百万円）

	15年中間期	14年中間期比	14年中間期
退職給付費用	46,692	8,272	38,420

8．自己資本比率【連結】

（単位　億円、％）

	15年９月末 ［速報値］	15年３月末比	14年９月末比	15年３月末	14年９月末
（１）自己資本比率	10.94	0.84	0.57	10.10	10.37
（２）Tier Ⅰ	34,688	2,129	875	32,559	33,813
うちその他有価証券の評価差損	－	242	5,124	△ 242	△ 5,124
（３）Tier Ⅱ	32,357	2,741	△ 805	29,616	33,162
①Tier Ⅱに算入された有価証券含み益	1,272	1,272	1,272	－	－
②Tier Ⅱに算入された土地再評価差額金	692	△ 25	△ 117	717	809
③Tier Ⅱに算入された一般貸倒引当金	7,377	△ 19	△ 496	7,396	7,873
④Tier Ⅱに算入された劣後ローン(社債)残高	23,015	1,512	△ 1,466	21,503	24,481
（４）控除項目	2,441	55	800	2,386	1,641
（５）自己資本 (2) + (3) - (4)	64,604	4,815	△ 731	59,789	65,335
（６）リスクアセット	590,170	△ 1,498	△ 39,642	591,668	629,812

9．ＲＯＥ

【三井住友銀行単体】

（単位　％）

	15年中間期	14年度比	14年中間期比	14年度	14年中間期 旧三井住友銀行	14年中間期 旧わかしお銀行
業務純益（一般貸倒引当金繰入前）ベース	87.0	11.0		76.0	64.0	13.7
業務純益ベース	87.0	27.5		59.5	61.7	13.7
中間（当期）純利益ベース	24.3	58.4		△ 34.1	5.0	6.6

【連結】

（単位　％）

	15年中間期	14年度比	14年中間期比	14年度	14年中間期
中間（当期）純利益ベース	36.3	79.3	29.0	△ 43.0	7.3

(注) ＲＯＥ＝ （中間（当期）純利益等 － 優先株式配当金総額）×年間日数÷中間期中（年間）日数 ／ {（期首株主資本－期首発行済優先株式数×発行価額）＋（期末株主資本－期末発行済優先株式数×発行価額）}÷２ × １００

（単位　％）

	15年中間期	14年度比	14年中間期比	14年度	14年中間期
連結ベースＲＯＥ（完全希薄化後）	11.1	28.5	7.2	△ 17.4	3.9

（注）連結ベースＲＯＥ：普通株主資本に転換型優先株式を含めた完全希薄化後

１０．自己査定、開示及び償却・引当との関係【三井住友銀行単体】

＜15年9月末現在＞　（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	Ⅱ分類	Ⅲ分類	Ⅳ分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 5,061① (15年3月末比 △188)	担保・保証等により回収可能部分 4,916(イ)		全額引当 145	全額償却（注１）	個別貸倒引当金 203 （注２）	100% （注３）
破綻懸念先	危険債権 16,312② (15年3月末比 △4,983)	担保・保証等により回収可能部分 7,556(ロ)		必要額を引当 8,756		6,089 （注２）	69.5% （注３）
要注意先	要管理債権 17,293③ (15年3月末比 △8,776) (要管理先債権)	要管理債権中の担保・保証等による保全部分 6,698(ハ)				要管理債権に対する一般貸倒引当金 3,353	30.5% （注３） 19.3% （注３）
	正常債権 566,238	要管理先債権以外の要注意先債権				一般貸倒引当金 8,803	5.5% [12.2%] （注４）
正常先		正常先債権					0.2% （注４）

特定海外債権引当勘定 95

総計	
604,904④	

A＝①+②+③	B 担保・保証等により回収可能部分	C 左記以外（A－B）	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金（注２）	引当率（注５） D／C
38,666⑤ (15年3月末比 △13,947) <不良債権比率 (⑤/④)6.4%>	(イ+ロ+ハ) 19,170	19,496	9,645	49.5%

保全率＝（Ｂ＋Ｄ）／Ａ　74.5%

（注１）　直接減額 13,208億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　58億円、破綻懸念先　99億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、［　］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１１．リスク管理債権の状況

【三井住友銀行単体】

（金額単位　百万円）

		15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
リスク管理債権	破綻先債権	145,947	△ 26,456	△ 73,294	172,403	219,241
	延滞債権	1,957,746	△ 432,427	△ 822,300	2,390,173	2,780,046
	３カ月以上延滞債権	94,513	△ 20,243	△ 1,358	114,756	95,871
	貸出条件緩和債権	1,634,826	△ 857,373	△ 919,399	2,492,199	2,554,225
	合計	3,833,032	△1,336,499	△1,816,352	5,169,531	5,649,384
	直接減額実施額	1,291,257	365,772	△ 81,915	925,485	1,373,172
貸出金残高（末残）		55,153,522	△2,128,843	△4,130,311	57,282,365	59,283,833

（単位　％）

		15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
貸出金残高比	破綻先債権	0.3	0.0	△ 0.1	0.3	0.4
	延滞債権	3.5	△ 0.7	△ 1.2	4.2	4.7
	３カ月以上延滞債権	0.2	0.0	0.0	0.2	0.2
	貸出条件緩和債権	3.0	△ 1.4	△ 1.3	4.4	4.3
	合計	6.9	△ 2.1	△ 2.6	9.0	9.5

【連結】

（金額単位　百万円）

		15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
リスク管理債権	破綻先債権	179,497	△ 21,895	△ 70,402	201,392	249,899
	延滞債権	2,287,238	△ 422,926	△ 829,195	2,710,164	3,116,433
	３カ月以上延滞債権	101,630	△ 28,723	△ 7,758	130,353	109,388
	貸出条件緩和債権	1,853,890	△ 874,901	△ 905,709	2,728,791	2,759,599
	合計	4,422,255	△1,348,445	△1,813,064	5,770,700	6,235,319
	直接減額実施額	1,634,267	360,907	△ 77,957	1,273,360	1,712,224
貸出金残高（末残）		59,666,363	△1,416,583	△2,886,915	61,082,946	62,553,278

（単位　％）

		15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
貸出金残高比	破綻先債権	0.3	0.0	△ 0.1	0.3	0.4
	延滞債権	3.8	△ 0.6	△ 1.2	4.4	5.0
	３カ月以上延滞債権	0.2	0.0	0.0	0.2	0.2
	貸出条件緩和債権	3.1	△ 1.4	△ 1.3	4.5	4.4
	合計	7.4	△ 2.0	△ 2.6	9.4	10.0

１２．貸倒引当金等の状況

【三井住友銀行単体】

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
貸倒引当金	1,518,988	△ 555,809	△ 358,206	2,074,797	1,877,194
一般貸倒引当金	880,265	△ 232,970	△ 15,230	1,113,235	895,495
個別貸倒引当金	629,185	△ 320,811	△ 341,042	949,996	970,227
特定海外債権引当勘定	9,537	△ 2,029	△ 1,934	11,566	11,471
直接減額実施額	1,320,848	366,807	△ 85,626	954,041	1,406,474
債権売却損失引当金	222	△ 16,947	△ 41,712	17,169	41,934

【連結】

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
貸倒引当金	1,699,431	△ 544,111	△ 350,041	2,243,542	2,049,472
一般貸倒引当金	945,452	△ 228,475	△ 1,198	1,173,927	946,650
個別貸倒引当金	744,440	△ 313,608	△ 346,910	1,058,048	1,091,350
特定海外債権引当勘定	9,537	△ 2,029	△ 1,934	11,566	11,471
直接減額実施額	1,693,302	368,843	△ 74,744	1,324,459	1,768,046
債権売却損失引当金	2,628	△ 18,037	△ 44,562	20,665	47,190

１３．リスク管理債権に対する引当率

【三井住友銀行単体】

（単位　％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
直接減額実施前	55.4	5.7	8.6	49.7	46.8
直接減額実施後	39.6	△ 0.5	6.4	40.1	33.2

【連結】

（単位　％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
直接減額実施前	56.0	5.3	8.0	50.7	48.0
直接減額実施後	38.4	△ 0.5	5.5	38.9	32.9

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
破産更生債権及びこれらに準ずる債権	506,043	△ 18,846	△ 13,243	524,889	519,286
危険債権	1,631,229	△ 498,272	△ 921,109	2,129,501	2,552,338
要管理債権	1,729,339	△ 877,616	△ 920,757	2,606,955	2,650,096
合計（A）	3,866,611	△1,394,734	△1,855,111	5,261,345	5,721,722
正常債権	56,623,833	△ 689,522	△3,274,733	57,313,355	59,898,566
総計（B）	60,490,444	△2,084,256	△5,129,844	62,574,700	65,620,288
不良債権比率（A／B）	6.4	△ 2.0	△ 2.3	8.4	8.7
直接減額実施額	1,320,848	366,807	△ 85,626	954,041	1,406,474

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
保全額（C）	2,881,410	△1,155,053	△1,363,868	4,036,463	4,245,278
貸倒引当金（注）（D）	964,470	△ 526,382	△ 317,736	1,490,852	1,282,206
特定債務者引当金	−	−	−	−	−
担保保証等（E）	1,916,940	△ 628,671	△1,046,131	2,545,611	2,963,071

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
保全率（C）／（A）	74.5	△ 2.2	0.3	76.7	74.2
貸倒引当金総額を分子に算入した場合の保全率	88.9	1.1	4.3	87.8	84.6

（単位　％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	49.5	△ 5.4	3.0	54.9	46.5
貸倒引当金総額を分子に算入した場合の引当率	77.9	1.5	9.9	76.4	68.0

【連結】

（単位　百万円、％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
破産更生債権及びこれらに準ずる債権	640,949	△ 15,027	△ 12,326	655,976	653,275
危険債権	1,851,100	△ 489,107	△ 933,899	2,340,207	2,784,999
要管理債権	1,960,747	△ 896,843	△ 917,522	2,857,590	2,878,269
合計（A）	4,452,796	△1,400,977	△1,863,747	5,853,773	6,316,543
正常債権	59,375,527	44,972	△1,523,651	59,330,555	60,899,178
総計（B）	63,828,323	△1,356,005	△3,387,398	65,184,328	67,215,721
不良債権比率（A／B）	7.0	△ 2.0	△ 2.4	9.0	9.4

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
保全額（C）	3,305,819	△1,154,795	△1,284,934	4,460,614	4,590,753
貸倒引当金（D）	1,046,729	△ 522,683	△ 253,325	1,569,412	1,300,054
特定債務者引当金	−	−	−	−	−
担保保証等（E）	2,259,090	△ 632,112	△1,031,609	2,891,202	3,290,699

（単位　％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
保全率（C）／（A）	74.2	△ 2.0	1.5	76.2	72.7
貸倒引当金総額を分子に算入した場合の保全率	88.9	1.2	4.4	87.7	84.5

（単位　％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	47.7	△ 5.3	4.7	53.0	43.0
貸倒引当金総額を分子に算入した場合の引当率	77.5	1.8	9.8	75.7	67.7

（ご参考）不良債権のオフバランス化の実績【三井住友銀行単体】

１．１２年度上期以前発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	増減	
破産更生等債権	6,530	4,752	3,795	2,833	2,403	1,445	996	△ 449	
危険債権	25,948	13,616	10,557	8,483	6,611	2,556	1,923	△ 633	
合計	32,478	18,368	14,352	11,316	9,014	4,001	2,919	△ 1,082	(A)
うちオフバランス化につながる措置を講じた金額						1,512	1,200		

(注) オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。

（２）オフバランス化の実績　（金額単位　億円）

	15年度上期	
清算型処理	△ 86	
再建型処理	△ 96	
再建型処理に伴う業況改善	-	
債権流動化	△ 1,684	
直接償却	1,267	
その他	△ 483	
回収・返済等	△ 391	
業況改善	△ 92	
合計	△ 1,082	(A)

(注) １．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
２．「再建型処理」とは、再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。
３．「再建型処理に伴う業況改善」は13年３月期の公表においては、「その他」に計上していた。

２．１２年度下期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	増減	
破産更生等債権	1,188	1,422	577	521	290	227	△ 63	
危険債権	5,926	2,697	1,452	1,127	819	538	△ 281	
合計	7,114	4,119	2,029	1,648	1,109	765	△ 344	(B)
うちオフバランス化につながる措置額					234	184		

（２）オフバランス化の実績　（金額単位　億円）

	15年度上期	
清算型処理	-	
再建型処理	-	
再建型処理に伴う業況改善	-	
債権流動化	△ 183	
直接償却	23	
その他	△ 184	
回収・返済等	△ 109	
業況改善	△ 75	
合計	△ 344	(B)

３．１３年度上期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	増減	
破産更生等債権	566	766	660	417	325	△ 92	
危険債権	3,325	2,369	1,631	995	687	△ 308	
合計	3,891	3,135	2,291	1,412	1,012	△ 400	(C)
うちオフバランス化につながる措置額				319	255		

（２）オフバランス化の実績　（金額単位　億円）

	15年度上期	
清算型処理	△ 9	
再建型処理	-	
再建型処理に伴う業況改善	-	
債権流動化	△ 267	
直接償却	33	
その他	△ 157	
回収・返済等	△ 141	
業況改善	△ 16	
合計	△ 400	(C)

４．１３年度下期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度下期末	14年度上期末	14年度下期末	15年度上期末	増　減
破産更生等債権	806	964	605	984	379
危険債権	17,519	11,315	7,295	3,721	△　3,574
合計	18,325	12,279	7,900	4,705	△　3,195
うちオフバランス化につながる措置額			561	306	

（D）

（２）オフバランス化の実績

（金額単位　億円）

	15年度上期
清算型処理	△　138
再建型処理	-
再建型処理に伴う業況改善	-
債権流動化	△　191
直接償却	△　2,186
その他	△　680
回収・返済等	△　554
業況改善	△　126
合計	△　3,195

（D）

５．１４年度上期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度上期末	14年度下期末	15年度上期末	増減
破産更生等債権	645	2,048	958	△　1,090
危険債権	4,839	1,536	1,119	△　417
合計	5,484	3,584	2,077	△　1,507
うちオフバランス化につながる措置額		1,077	520	

（E）

（２）オフバランス化の実績

（金額単位　億円）

	15年度上期
清算型処理	△　25
再建型処理	△　11
再建型処理に伴う業況改善	-
債権流動化	△　105
直接償却	△　244
その他	△　1,122
回収・返済等	△　1,054
業況改善	△　68
合計	△　1,507

（E）

６．１４年度下期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度下期末	15年度上期末	増減
破産更生等債権	444	893	449
危険債権	8,094	2,304	△　5,790
合計	8,538	3,197	△　5,341
うちオフバランス化につながる措置額	407	803	

（F）

（２）オフバランス化の実績

（金額単位　億円）

	15年度上期
清算型処理	△　4
再建型処理	△　2,485
再建型処理に伴う業況改善	△　1,363
債権流動化	△　529
直接償却	△　91
その他	△　869
回収・返済等	△　619
業況改善	△　250
合計	△　5,341

（F）

7．１５年度上期発生分

（金額単位　億円）

	15年度上期末
破産更生等債権	678
危険債権	6,020
合計	6,698
うちオフバランス化につながる措置額	441

○破綻懸念先以下（金融再生法基準）の債権残高推移

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	増　減
破産更生等債権	6,530	5,940	5,783	4,982	5,193	5,249	5,061	△　188
危険債権	25,948	19,541	16,579	29,823	25,523	21,295	16,312	△　4,983
合計	32,478	25,481	22,362	34,805	30,716	26,544	21,373	△　5,171
うちオフバランス化につながる措置額						4,110	3,709	

（ご参考）オフバランス化の実績（平成15年度上期合計）

（金額単位　億円）

		15年度上期
清算型処理		△　262
再建型処理		△　2,592
再建型処理に伴う業況改善		△　1,363
債権流動化		△　2,959
直接償却		△　1,198
その他		△　3,495
	回収・返済等	△　2,868
	業況改善	△　627
合計	(A)+(B)+(C)+(D)+(E)+(F)	△　11,869

１５．業種別貸出状況等【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	15年９月末	15年３月末比	15年３月末
国内店分（除く特別国際金融取引勘定）	52,079,963	△1,715,922	53,795,885
製造業	5,918,501	△ 112,761	6,031,262
第一次産業	159,085	△ 33,710	192,795
建設業	2,011,721	△ 373,557	2,385,278
運輸･情報通信･公益事業	3,200,039	231,068	2,968,971
卸売・小売業	5,659,243	△ 153,242	5,812,485
金融・保険業	5,058,907	△ 360,727	5,419,634
不動産業	7,422,864	△ 817,463	8,240,327
各種サービス業	5,581,639	△ 41,064	5,622,703
地方公共団体	394,584	△ 113,560	508,144
その他	16,673,375	59,095	16,614,280
海外店分及び特別国際金融取引勘定分	3,073,559	△ 412,920	3,486,479
政府等	88,481	△ 30,987	119,468
金融機関	240,181	4,065	236,116
商工業	2,576,498	△ 368,624	2,945,122
その他	168,398	△ 17,374	185,772
合計	55,153,522	△2,128,843	57,282,365

うちリスク管理債権

（金額単位　百万円）

	15年９月末	15年３月末比	15年３月末
国内店分（除く特別国際金融取引勘定）	3,716,895	△1,328,903	5,045,798
製造業	170,907	△ 49,047	219,954
第一次産業	3,571	△ 999	4,570
建設業	317,552	△ 371,248	688,800
運輸･情報通信･公益事業	111,348	△ 23,504	134,852
卸売・小売業	530,835	△ 2,803	533,638
金融・保険業	89,854	△ 76,230	166,084
不動産業	1,390,967	△ 661,383	2,052,350
各種サービス業	829,673	△ 119,481	949,154
地方公共団体	-	-	-
その他	272,188	△ 24,208	296,396
海外店分及び特別国際金融取引勘定分	116,137	△ 7,596	123,733
政府等	11,408	△ 231	11,639
金融機関	763	△ 659	1,422
商工業	103,966	△ 6,706	110,672
その他	-	-	-
合計	3,833,032	△1,336,499	5,169,531

（金額単位　百万円）

	14年９月末	うちリスク管理債権
国内店分（除く特別国際金融取引勘定）	54,562,464	5,472,408
製造業	6,738,042	285,089
第一次産業	165,332	5,651
建設業	2,800,438	1,083,360
運輸･通信･その他公益事業	2,698,280	62,003
卸売・小売業・飲食店	6,570,238	646,727
金融・保険業	5,097,287	151,901
不動産業	8,413,128	1,983,676
サービス業	6,028,094	971,079
地方公共団体	475,194	-
その他	15,576,418	282,922
海外店分及び特別国際金融取引勘定分	4,721,368	176,976
政府等	221,313	11,602
金融機関	292,175	2,321
商工業	4,086,566	163,053
その他	121,313	-
合計	59,283,833	5,649,384

（注）1．第一次産業には、農業・林業・漁業・鉱業を含めております。（以下同様）
2．平成14年３月７日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月１日から適用されたことに伴い、「国内店分（除く特別国際金融取引勘定）」に係る各業種別の貸出金残高は、平成14年９月末は改訂前の日本標準産業分類の区分に基づき、平成15年３月末以降は改訂後の日本標準産業分類の区分に基づき記載しております。（以下同様）

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	15年９月末	引当率	15年３月末比	15年３月末
国内店分（除く特別国際金融取引勘定）	3,741,287	49.1	△1,370,710	5,111,997
製造業	171,609	49.5	△ 50,489	222,098
第一次産業	3,572	47.5	△ 999	4,571
建設業	318,143	26.6	△ 403,563	721,706
運輸･情報通信･公益事業	111,870	42.0	△ 23,847	135,717
卸売・小売業	536,637	59.0	△ 3,337	539,974
金融・保険業	91,710	62.9	△ 76,335	168,045
不動産業	1,396,179	52.5	△ 661,440	2,057,619
各種サービス業	836,930	45.6	△ 124,801	961,731
地方公共団体	-	-	-	-
その他	274,637	83.9	△ 25,899	300,536
海外店分及び特別国際金融取引勘定分	125,324	56.7	△ 24,024	149,348
政府等	11,408	22.7	△ 231	11,639
金融機関	763	-	△ 659	1,422
商工業	113,153	61.8	△ 23,134	136,287
その他	-	-	-	-
合計	3,866,611	49.5	△1,394,734	5,261,345

（金額単位　百万円）

	14年９月末
国内店分（除く特別国際金融取引勘定）	5,526,991
製造業	287,518
第一次産業	5,654
建設業	1,100,182
運輸･情報通信･その他公益事業	62,082
卸売･小売業･飲食店	655,427
金融・保険業	154,150
不動産業	1,989,251
サービス業	978,212
地方公共団体	-
その他	294,515
海外店分及び特別国際金融取引勘定分	194,731
政府等	11,602
金融機関	2,321
商工業	180,808
その他	-
合計	5,721,722

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
２．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	15年９月末	15年３月末比	15年３月末	14年９月末
消費者ローン残高	13,956,671	290,795	13,665,876	13,462,319
住宅ローン残高	12,717,977	378,686	12,339,291	12,037,048
うち自己居住用の住宅ローン残高	8,757,092	410,460	8,346,632	7,993,394
その他ローン残高	1,238,693	△ 87,892	1,326,585	1,425,271

（４）中小企業等に対する貸出金

（単位　百万円、％）

	15年９月末	15年３月末比	15年３月末	14年９月末
中小企業等貸出金残高	35,937,060	△ 796,181	36,733,241	36,791,883
中小企業等貸出金比率	69.0	0.7	68.3	67.4

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１６．国別貸出状況等 【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
債権額	88,693	△ 19,384	△ 25,386	108,077	114,079
対象国数	8	△ 1	－	9	8

（２）貸出金の主要地域別残高

①アジア主要国向け

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
インドネシア	94,169	△ 17,290	△ 28,104	111,459	122,273
うちリスク管理債権	27,154	△ 9,027	△ 5,020	36,181	32,174
タイ	216,945	14,732	△ 18,778	202,213	235,723
うちリスク管理債権	18,611	△ 1,607	△ 1,467	20,218	20,078
韓国	181,518	16,355	33,490	165,163	148,028
うちリスク管理債権	－	△ 353	△ 641	353	641
香港	217,318	△ 28,699	△ 55,726	246,017	273,044
うちリスク管理債権	3,879	△ 4,241	△ 7,657	8,120	11,536
中国	132,569	3,105	△ 1,869	129,464	134,438
うちリスク管理債権	2,238	△ 431	△ 2,531	2,669	4,769
シンガポール	201,202	△ 21,900	△ 56,736	223,102	257,938
うちリスク管理債権	698	579	515	119	183
インド	27,846	△ 7,493	△ 17,829	35,339	45,675
うちリスク管理債権	3,251	△ 1,886	△ 2,111	5,137	5,362
マレーシア	66,035	2,078	△ 4,757	63,957	70,792
うちリスク管理債権	605	△ 40	△ 1,975	645	2,580
パキスタン	3,280	△ 17	△ 996	3,297	4,276
うちリスク管理債権	1,263	△ 102	△ 739	1,365	2,002
その他	54,479	4,346	12,295	50,133	42,184
うちリスク管理債権	－	－	△ 6,849	－	6,849
合計	1,195,365	△ 34,782	△ 139,010	1,230,147	1,334,375
うちリスク管理債権	57,699	△ 17,108	△ 28,475	74,807	86,174

（注）債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
チリ	4,973	△ 561	△ 1,250	5,534	6,223
うちリスク管理債権	－	－	－	－	－
コロンビア	8,674	△ 2,413	△ 6,170	11,087	14,844
うちリスク管理債権	641	△ 182	△ 199	823	840
メキシコ	16,224	△ 2,187	△ 2,714	18,411	18,938
うちリスク管理債権	667	△ 54	△ 69	721	736
アルゼンチン	1,111	△ 433	△ 923	1,544	2,034
うちリスク管理債権	－	－	－	－	－
ブラジル	43,472	6,712	△ 4,959	36,760	48,431
うちリスク管理債権	－	－	－	－	－
ベネズエラ	7,763	△ 1,500	△ 2,425	9,263	10,188
うちリスク管理債権	－	－	－	－	－
パナマ	173,064	1,308	△ 14,145	171,756	187,209
うちリスク管理債権	－	－	－	－	－
その他	1,004	△ 46	△ 40	1,050	1,044
うちリスク管理債権	114	△ 10	△ 12	124	126
合計	256,287	878	△ 32,626	255,409	288,913
うちリスク管理債権	1,422	△ 246	△ 280	1,668	1,702

③ロシア向け

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
ロシア	4,997	△ 426	△ 290	5,423	5,287
うちリスク管理債権	－	－	－	－	－

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	15年９月末	引当率	15年３月末比	14年９月末比	15年３月末	14年９月末
海外店分及び特別国際金融取引勘定分	125,324	56.7	△ 24,024	△ 69,407	149,348	194,731
アジア	61,085	53.4	△ 28,295	△ 30,386	89,380	91,471
インドネシア	27,154	49.9	△ 9,027	△ 5,020	36,181	32,174
香港	3,879	57.9	△ 8,329	△ 7,883	12,208	11,762
インド	4,585	68.3	△ 3,063	△ 2,666	7,648	7,251
中国	2,255	83.3	△ 433	△ 2,538	2,688	4,793
その他	23,212	51.9	△ 7,443	△ 12,279	30,655	35,491
北米	53,814	66.2	3,277	10,448	50,537	43,366
中南米	5,592	65.1	△ 2,193	△ 2,485	7,785	8,077
西欧	4,833	29.7	3,187	△ 43,582	1,646	48,415
東欧	－	－	－	△ 3,402	－	3,402

（注）1．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3．債権額は債務者所在国を基準に集計しております。

１７．預金、貸出金の残高等【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	15年中間期	14年度比	14年中間期比	14年度	14年中間期
預　金　（末残）	57,746,253	△ 864,478	△ 24,691	58,610,731	57,770,944
預　金　（平残）	58,352,802	△ 322,031	△ 780,247	58,674,833	59,133,049
うち国内業務部門	52,589,296	966,747	1,072,115	51,622,549	51,517,181
平均利回	0.03	△ 0.01	△ 0.01	0.04	0.04
貸出金　（末残）	55,153,522	△2,128,843	△4,130,311	57,282,365	59,283,833
貸出金　（平残）	54,792,153	△4,599,250	△5,056,251	59,391,403	59,848,404
うち国内業務部門	50,802,673	△3,056,075	△3,244,295	53,858,748	54,046,968
平均利回	1.73	0.00	0.01	1.73	1.72

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
国内総預金	56,162,962	△ 308,810	2,737,438	56,471,772	53,425,524
個　人	31,424,631	214,430	691,228	31,210,201	30,733,403
法　人	24,738,331	△ 523,240	2,046,210	25,261,571	22,692,121

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
投資信託預り残高	1,820,167	144,083	173,929	1,676,084	1,646,238
うち個人向け	1,741,004	142,427	176,381	1,598,577	1,564,623

（注）投資信託預り残高は約定基準で、（中間）期末の各ファンドの純資産残高に基づいて計上しております。

１８．その他参考計数【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	15年中間期
社数	2
債権放棄額（債権額）	2,580

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式（親会社株式を除く）の残高及び売却実績

残高　（金額単位　億円）

	15年９月末
中間貸借対照表価額	32,845
取得原価	28,170

（金額単位　億円）

	15年中間期
売却実績	約△5,600

１９．役員数・従業員数の状況【三井住友銀行単体】

（単位　人）

	15年９月末		15年３月末	16年３月末 健全化計画
		15年３月末比		
取締役･監査役（注1）	24	－	24	28
従業員数　（注2）	23,838	△ 186	24,024	22,600

（注）1. 三井住友フィナンシャルグループの取締役・監査役を含めております。
2. 従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含めております。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除いております。

２０．店舗数の状況【三井住友銀行単体】

（単位　店、社）

	15年９月末		15年３月末	16年３月末 健全化計画
		15年３月末比		
国内本支店　（注1）	435	△ 2	437	435
海外支店　（注2）	20	－	20	19
海外現地法人　（注3）	26	－	26	26

（注）1. 出張所、代理店、被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。
2. 出張所、駐在員事務所を除いております。
3. 出資比率５０％以下の法人を除いております。

２１．繰延税金資産【三井住友銀行単体】

（1）繰延税金資産の計上額

（金額単位　億円）

		15年9月末	15年3月末比	14年9月末比	（ご参考）一時差異等残高 15年9月末
①繰延税金資産合計（②−③）	1	18,525	＋ 32	△ 365	
②繰延税金資産小計	2	22,511	△ 530	＋ 3,469	55,750
貸倒引当金	3	5,336	△ 2,866	△ 1,812	13,232
貸出金償却	4	4,878	＋ 1,682	＋ 895	12,097
債権売却損失引当金	5	1	△ 68	△ 161	2
有価証券有税償却	6	4,354	△ 1,609	＋ 2,207	10,798
退職給付引当金	7	1,068	＋ 45	＋ 69	2,647
減価償却限度超過額	8	76	△ 7	△ 8	190
その他有価証券評価差額金	9	−	△ 69	△ 3,165	−
税務上の繰越欠損金	10	6,293	＋ 2,559	＋ 5,333	15,371
その他	11	504	△ 198	＋ 111	1,413
③評価性引当額	12	3,986	△ 562	＋ 3,834	
④繰延税金負債	13	1,408	＋ 1,061	＋ 1,111	3,612
退職給付信託設定益	14	256	＋ 3	＋ 22	635
その他有価証券評価差額金	15	1,100	＋ 1,100	＋ 1,100	2,849
その他	16	52	△ 41	△ 11	128
繰延税金資産の計上額（①−④）	17	17,117	△ 1,029	△ 1,476	
調整前課税所得の見積額に対応する額	18	17,317	＋ 56	△ 753	
将来解消見込が長期にわたる額等（注1）	19	900	＋ 15	＋ 377	
15行目の繰延税金負債相当額（注2）	20	△ 1,100	△ 1,100	△ 1,100	
実効税率（注3）	21	40.46%	−	＋ 1.84%	

（注1）スケジューリング可能な一時差異のうち、その解消見積期間が５年を超えるもの（退職給付引当金、建物減価償却限度超過額等）に係る繰延税金資産については、回収可能性ありと判断される（「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号））。

（注2）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「「その他有価証券」の評価差額に対する税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（注3）16年度以降解消が見込まれる一時差異等に対して適用する実効税率であり、法人事業税に関する外形標準課税制度が16年度から導入される影響を反映している。なお、15年度中に解消が見込まれる一時差異等に対して適用する実効税率は38.62％である。

（2）繰延税金資産の計上根拠

①計上基準　　**実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）５（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上している。

(a)不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成8年6月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備。
その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。この結果、有税による不良債権処理残高（注2）は、15/9末時点で約25,000億円に達している。
また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく現在最終処理を加速させており、その過程で、過去に実施した有税による不良債権処理残高の無税化が急速に進んでいる（15/上期中の無税化実績：約9,000億円）。

(b)株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。
平成14年度においては、保有株式の売切りによる約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙的に処理した結果、昨年度末時点で株式保有制限を前倒しで達成。
こうした施策の影響により、有価証券有税償却残高（注2）は近年大幅に増加（11/3末の約1,000億円→15/3末の約15,000億円）。また、売却促進により過去の有税償却残高の無税化も進んでいる（15/上期中の無税化実績：約4,000億円）。

（ロ）上記要因により、15/9末時点の税務上の繰越欠損金は約15,000億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後5年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	55,057
A 税引前当期純利益	2	29,586
B 申告調整額（除く15/9末一時差異の解消額）	3	13,324
C 調整前課税所得（A＋B）	4	**42,910**
調整前課税所得に対応する繰延税金資産額	5	17,317

（前頁表中18行目に対応）

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後5年間の発生課税所得を保守的に見積り

①公表済の経営健全化計画（～18年度）を基礎とし、20年度までの収益計画を合理的に見積る

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考１）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績　　（金額単位　億円）

	11/3期	12/3期	13/3期	14/3期	15/3期
確定申告所得(繰越欠損金控除前)	▲ 5,542	3,273	▲ 1,760	2,419	▲ 7,455

（注1）「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
（注2）上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。

（ご参考２）繰延税金資産の計上メカニズム

1．基本的な考え方



貸借対照表
一時差異等の残高
税務上の繰越欠損金
税務上の
損金不算入額
（＝有税償却・引当）
×実効税率
（約４０％）
将来支払税額の
軽減効果
資　産
負　債
資　本
繰延税金資産
見積可能期間を超える部分

2．計数（事例）

【前提】
①当期末時点における一時差異等残高：6,000⇒解消見込み：５年間で5,000、７年間で6,000
②将来発生課税所得（調整前課税所得）の見積額　　　：５年間で5,000、７年間で7,000
③実務指針の例示区分の４号但書に該当する会社

（注）ここに記載されている数値は例示であり、当行の数値ではありません。

		1年後	2年後	3年後	4年後	5年後	5年累計	6年後	7年後	7年累計
調整前課税所得	1	1,000	1,000	1,000	1,000	1,000	5,000	1,000	1,000	7,000
一時差異の無税化	2	△2,000	△1,000	△ 800	△ 700	△ 500	△5,000	△ 500	△ 500	△6,000
確定申告所得(繰越欠損金控除前)	3	▲1,000	0	200	300	500	0	500	500	1,000
税務上の繰越欠損金残高	4	1,000	1,000	800	500	0		0	0	
増減額	5	＋1,000	0	△ 200	△ 300	△ 500		0	0	
課税対象所得（3行目+5行目）	6	0	0	0	0	0		500	500	
一時差異等の解消額（2行目+5行目）	7	△1,000	△1,000	△1,000	△1,000	△1,000	△5,000	△ 500	△ 500	△6,000
無税化勘案前（1行目×40%）	8	▲ 400	▲ 400	▲ 400	▲ 400	▲ 400	▲2,000	▲ 400	▲ 400	▲2,800
無税化勘案後（6行目×40%）	9	0	0	0	0	0	0	▲ 200	▲ 200	▲ 400
支払税額の軽減額（9-8）	10	＋ 400	＋ 400	＋ 400	＋ 400	＋ 400	＋2,000	＋ 200	＋ 200	＋2,400

支払税額軽減額の合計額　＋2,400　（7年分）

（注1）

繰延税金資産の計上額　＋2,000　（5年分）　　＋400　（2年分、注2）

（注1）将来予測の不確実性等を考慮し、繰延税金資産の計上額に制限を加えている。

☆実務指針の例示区分の４号の概要（(b)が４号但書）
(a) 期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。
(b) 但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間（おおむね５年）内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

（注2）差額400は、評価性引当額を計上することによって繰延税金資産として認識しないが、会社が存続し課税所得が発生する限りにおいて、支払税額の軽減効果は実現する。

２２．平成１５年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】（金額単位　億円）

	１５年度予想
営業収益	550
経常利益	500
当期純利益	500

１株当たり期末配当予想（金額単位　円）

普通株式		3,000
第一種優先株式		10,500
第二種優先株式		28,500
第三種優先株式		13,700
第四種優先株式	（第１～12回）	135,000
	（第13回）	67,500

＜ご参考＞（金額単位　億円）

配当金予定総額	464

【連結】（金額単位　億円）

	１５年度予想	14年度比	14年度実績
経常収益	35,000	△　64	35,064
経常利益	3,200	8,357	△　5,157
当期純利益	2,300	6,954	△　4,654

＜ご参考＞

株式会社三井住友銀行

【単体】（金額単位　億円）

	１５年度予想	14年度比	14年度実績
業務粗利益	15,950	△　1,656	17,606
経費	△　5,950	520	△　6,470
業務純益（一般貸倒引当金繰入前）	10,000	△　1,136	11,136
経常利益	2,000	7,972	△　5,972
当期純利益	2,000	6,783	△　4,783
与信関係費用	△　7,000	3,745	△　10,745

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額。

（ご参考）三井住友銀行の中間財務諸表等

1．三井住友銀行の平成15年度中間期経営指標等

【三井住友銀行単体】

経常収益	1,177,035 百万円
経常利益	105,175
中間純利益	139,659
総資産	92,779,975
株主資本	2,611,621
株主資本比率	2.81 ％
単体自己資本比率（国際統一基準）【速報値】	11.51 ％
発行済株式総数（期末）	55,778,805 株
うち普通株式	54,811,805
うち第一種優先株式	67,000
うち第二種優先株式	100,000
うち第三種優先株式	800,000
期末自己株式数	－ 株
発行済株式総数（平残）	55,778,805 株
うち普通株式	54,811,805
うち第一種優先株式	67,000
うち第二種優先株式	100,000
うち第三種優先株式	800,000
１株当たり中間純利益	2,547円97銭
潜在株式調整後１株当たり中間純利益	2,463円96銭
１株当たり株主資本	23,911円29銭
中間配当予定上限額(注1)	435 億円
普通株式　（１株当たり）	528 円
第一種優先株式　（１株当たり）	10,500 円
第二種優先株式　（１株当たり）	28,500 円
第三種優先株式　（１株当たり）	13,700 円
時価を付したことにより増加した純資産額(注2)	380,972 百万円

(注1) 当行親会社である三井住友フィナンシャルグループ宛の中間配当(中間配当基準日12月31日)であり、平成16年1月以降の取締役会で決議する予定です。

(注2) 商法施行規則第124条第3号の規定を当中間期末に適用した場合の増加純資産額

【三井住友銀行連結】

連結自己資本比率（国際統一基準）【速報値】	11.21 ％

2．比較中間貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成15年中間期末(A)	平成14年中間期末		比較(A-(B+C))	平成14年度末(要約)(D)	比較(A－D)
		旧三井住友銀行(B)	旧わかしお銀行(C)			
（資産の部）						
現金預け金	3,423,380	2,724,248	48,016	651,116	3,288,593	134,787
コールローン	232,136	234,817	-	△ 2,681	99,774	132,362
買現先勘定	61,204	54,023	-	7,181	78,679	△ 17,475
債券貸借取引支払保証金	625,010	2,186,491	-	△ 1,561,481	1,981,243	△ 1,356,233
買入手形	327,500	139,100	-	188,400	-	327,500
買入金銭債権	103,627	111,146	-	△ 7,519	92,436	11,191
特定取引資産	2,984,076	3,025,923	-	△ 41,847	3,950,372	△ 966,296
商品有価証券	-	-	1,241	△ 1,241	-	-
金銭の信託	27,493	44,104	-	△ 16,611	24,628	2,865
有価証券	21,847,113	22,377,416	49,607	△ 579,910	23,656,385	△ 1,809,272
貸出金	55,153,522	58,902,641	381,192	△ 4,130,311	57,282,365	△ 2,128,843
外国為替	755,924	908,194	858	△ 153,128	724,771	31,153
その他資産	1,865,874	2,077,687	1,298	△ 213,111	1,848,486	17,388
動産不動産	681,442	855,921	10,246	△ 184,725	707,303	△ 25,861
繰延税金資産	1,711,738	1,859,314	-	△ 147,576	1,814,625	△ 102,887
支払承諾見返	4,498,916	5,272,481	1,033	△ 774,598	4,416,292	82,624
貸倒引当金	△ 1,518,988	△ 1,872,641	△ 4,553	358,206	△ 2,074,797	555,809
資産の部合計	92,779,975	98,900,873	488,941	△ 6,609,839	97,891,161	△ 5,111,186
（負債の部）						
預金	57,746,253	57,311,051	459,893	△ 24,691	58,610,731	△ 864,478
譲渡性預金	3,454,958	4,856,700	-	△ 1,401,742	4,913,526	△ 1,458,568
コールマネー	2,202,679	2,504,778	-	△ 302,099	2,686,456	△ 483,777
売現先勘定	1,868,451	1,914,605	-	△ 46,154	4,124,094	△ 2,255,643
債券貸借取引受入担保金	4,624,779	3,820,124	-	804,655	4,777,187	△ 152,408
売渡手形	5,715,900	10,203,400	-	△ 4,487,500	6,203,300	△ 487,400
コマーシャル・ペーパー	-	500	-	△ 500	50,500	△ 50,500
特定取引負債	1,608,728	2,186,161	-	△ 577,433	2,425,632	△ 816,904
借用金	2,648,173	3,006,739	-	△ 358,566	2,795,160	△ 146,987
外国為替	449,941	439,707	-	10,234	392,727	57,214
社債	2,884,076	2,472,142	-	411,934	2,624,099	259,977
信託勘定借	24,944	-	-	24,944	5,953	18,991
その他負債	2,309,751	1,684,911	2,020	622,820	1,428,432	881,319
賞与引当金	8,569	11,119	163	△ 2,713	9,898	△ 1,329
退職給付引当金	66,096	114,308	4,139	△ 52,351	72,816	△ 6,720
債権売却損失引当金	222	41,360	574	△ 41,712	17,169	△ 16,947
日本国際博覧会出展引当金	57	-	-	57	-	57
特別法上の引当金	18	18	-	-	18	-
再評価に係る繰延税金負債	55,835	61,815	-	△ 5,980	57,937	△ 2,102
支払承諾	4,498,916	5,272,481	1,033	△ 774,598	4,416,292	82,624
負債の部合計	90,168,353	95,901,925	467,825	△ 6,201,397	95,611,937	△ 5,443,584
（資本の部）						
資本金	559,985	1,326,746	20,831	△ 787,592	559,985	-
資本剰余金	1,237,307	1,684,373	0	△ 447,066	1,237,307	-
資本準備金	879,693	1,326,758	0	△ 447,065	879,693	-
その他資本剰余金	357,614	357,614	-	-	357,614	-
利益剰余金	557,289	392,874	676	163,739	414,536	142,753
任意積立金	221,540	221,548	-	△ 8	221,548	△ 8
中間（当期）未処分利益	335,749	171,326	676	163,747	192,987	142,762
土地再評価差額金	82,165	98,245	-	△ 16,080	85,259	△ 3,094
その他有価証券評価差額金	174,873	△ 502,705	△ 391	677,969	△ 17,864	192,737
自己株式	-	△ 586	-	586	-	-
資本の部合計	2,611,621	2,998,947	21,116	△ 408,442	2,279,223	332,398
負債及び資本の部合計	92,779,975	98,900,873	488,941	△ 6,609,839	97,891,161	△ 5,111,186

（注）記載金額は百万円未満を切り捨てて表示しております。

3．比較中間損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成15年中間期(A)	平成14年中間期 旧三井住友銀行(B)	平成14年中間期 旧わかしお銀行(C)	比較 (A-(B+C))	平成14年度(要約)
経常収益	1,177,035	1,240,900	6,291	△ 70,156	146,251
資金運用収益	729,620	860,493	5,467	△ 136,340	82,914
（うち貸出金利息）	(491,865)	(555,851)	(5,145)	(△ 69,131)	(34,190)
（うち有価証券利息配当金）	(132,204)	(127,624)	(292)	(4,288)	(40,074)
信託報酬	84	-	-	84	5
役務取引等収益	150,162	130,980	437	18,745	31,783
特定取引収益	152,104	104,126	-	47,978	11,704
その他業務収益	88,276	102,559	272	△ 14,555	14,702
その他経常収益	56,787	42,739	112	13,936	5,140
経常費用	1,071,859	1,141,205	6,098	△ 75,444	77,487
資金調達費用	161,039	224,401	370	△ 63,732	16,122
（うち預金利息）	(47,083)	(81,023)	(346)	(△ 34,286)	(6,102)
役務取引等費用	50,831	45,196	308	5,327	8,338
特定取引費用	2,279	718	-	1,561	103
その他業務費用	110,774	30,017	11	80,746	5,120
営業経費	315,168	332,302	4,213	△ 21,347	36,549
その他経常費用	431,765	508,569	1,194	△ 77,998	11,253
経常利益	105,175	99,694	192	5,289	68,763
特別利益	55,035	1,791	500	52,744	40,016
特別損失	17,222	40,527	8	△ 23,313	2,669
税引前中間（当期）純利益	142,988	60,958	684	81,346	106,109
法人税、住民税及び事業税	12,573	6,787	8	5,778	905
法人税等調整額	△ 9,244	9,308	-	△ 18,552	△ 77,836
中間（当期）純利益	139,659	44,862	676	94,121	183,040
前期繰越利益	192,995	124,362	0	68,633	0
合併による未処分利益受入額	-	-	-	-	398
土地再評価差額金取崩額	3,094	2,101	-	993	9,547
中間（当期）未処分利益	335,749	171,326	676	163,747	192,987

（注）1．記載金額は百万円未満を切り捨てて表示しております。

2．平成14年度（要約）には、旧三井住友銀行の合併前（平成14年4月1日～平成15年3月16日）の計数を含んでおりません。

4．中間貸借対照表における有価証券の時価情報等に係る注記　【三井住友銀行単体】

[1] 有価証券

中間貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金が含まれております。

(1) 売買目的有価証券

(金額単位 百万円)

	15年9月末	
	中間貸借対照表計上額	当中間期の損益に含まれた評価差額
売買目的有価証券	1,131,644	△77

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	15年9月末				
	中間貸借対照表計上額	時価	差額		
				うち益	うち損
国債	509,230	498,081	△ 11,149	884	12,034
その他	14,127	14,938	810	928	117
合計	523,358	513,019	△ 10,338	1,813	12,152

(3) 子会社株式及び関連会社株式で時価のあるもの

(金額単位 百万円)

	15年9月末		
	中間貸借対照表計上額	時価	差額
子会社株式	80,640	92,374	11,734

(4) その他有価証券で時価のあるもの

(金額単位 百万円)

	15年9月末				
	取得原価	中間貸借対照表計上額	評価差額		
				うち益	うち損
株式	2,515,543	2,984,611	469,067	562,844	93,776
債券	11,418,873	11,270,020	△ 148,852	4,997	153,849
国債	10,578,990	10,446,499	△ 132,490	2,191	134,682
地方債	342,924	333,930	△ 8,994	880	9,874
社債	496,958	489,590	△ 7,367	1,925	9,292
その他	3,917,144	3,903,841	△ 13,303	17,301	30,604
目的区分変更	－	－	36	36	－
合計	17,851,561	18,158,473	306,948	585,179	278,230

(注) 1. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円（収益）であります。
時価ヘッジの適用の結果、資本直入処理の対象となる額は284,919百万円であり、同対象額から繰延税金負債110,035百万円を差し引いた額174,883百万円が「その他有価証券評価差額金」に含まれております。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間期の損失として処理（以下、「減損処理」という。）しております。当中間期におけるこの減損処理額は310百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分ごとに次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

5．比較信託財産残高表【三井住友銀行単体】

（金額単位　百万円）

科目	平成15年中間期末（A）	平成14年中間期末 旧三井住友銀行（B）	平成14年中間期末 旧わかしお銀行（C）	比較（A－（B+C））	平成14年度末（D）	比較（A－D）
貸出金	19,100	-	-	19,100	35,080	△ 15,980
有価証券	3,001	-	-	3,001	-	3,001
金銭債権	219,966	-	-	219,966	125,942	94,024
その他債権	0	-	-	0	-	0
銀行勘定貸	24,944	-	-	24,944	5,953	18,991
資産合計	267,013	-	-	267,013	166,976	100,037
金銭信託	22,127	-	-	22,127	35,080	△ 12,953
金銭債権の信託	209,545	-	-	209,545	112,952	96,593
包括信託	35,340	-	-	35,340	18,944	16,396
負債合計	267,013	-	-	267,013	166,976	100,037

（注）1．記載金額は百万円未満を切り捨てて表示しております。
2．共同信託他社管理財産はありません。
3．元本補てん契約のある信託については取り扱っておりません。


SEC MAIL PROCESSING
RECEIVED
DEC 2 3 2003
WASH, D.C. 166 SECTION

Financial Results

Six-month Period ended September 30, 2003 -Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

<Table of Contents>

Financial Highlights for the Six-month Period ended September 30, 2003

				Page
1. Financial Results	<C>	<N>	...	1
2. Banking Profit per Employee / Overhead Ratio		<N>	...	3
3. Interest Spread (Domestic)		<N>	...	3
4. Gains (Losses) on Securities		<N>	...	3
5. Unrealized Gains (Losses) on Securities	<C>	<N>	...	4
6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)		<N>	...	5
7. Employee Retirement Benefits	<C>	<N>	...	6
8. Capital Ratio	<C>		...	7
9. ROE	<C>	<N>	...	7
10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves		<N>	...	8
11. Risk-Monitored Loans	<C>	<N>	...	9
12. Reserve for Possible Loan Losses	<C>	<N>	...	10
13. Reserve Ratio to Risk-Monitored Loans	<C>	<N>	...	10
14. Problem Assets Based on the Financial Reconstruction Law and the Coverage	<C>	<N>	...	11
(Reference) Progress of Off-Balancing of Problem Assets		<N>	...	12
15. Loan Portfolio, Classified by Industry		<N>	...	15
16. Overseas Loans		<N>	...	17
17. Deposits and Loans		<N>	...	18
18. Other Financial Data		<N>	...	19
19. Number of Directors and Employees		<N>	...	19
20. Number of Offices		<N>	...	19
21. Deferred Tax Assets		<N>	...	20
22. Earnings Forecast for FY2003	<C>	<N>	...	23
(Reference) Financial Statements of SMBC		<N>	...	24

(Notes) 1. <C>: Consolidated.
Figures for the six-month period ended September 30, 2003: SMFG's consolidated figures
Figures for the six-month period ended September 30, 2002: SMBC's consolidated figures which include those for the former Wakashio Bank

2. <N>: SMBC Non-consolidated.
Figures for the six-month period ended September 30, 2002: combined figures for the former SMBC and the former Wakashio Bank

Financial Highlights for the Six-month Period ended September 30, 2003

1. Financial Results

<SMBC Non-consolidated> (Millions of yen)

		Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
Gross banking profit	1	795,339	(108,000)	903,339
Excluding gains (losses) on bonds	2	*776,567*	*(50,143)*	*826,710*
Gross domestic profit	3	558,967	(66,781)	625,748
Excluding gains (losses) on bonds	4	*556,580*	*(30,099)*	*586,679*
Net interest income	5	481,688	(40,899)	522,587
Trust fees	6	84	84	-
Net fees and commissions	7	78,177	14,733	63,444
Net trading income	8	(1,863)	(2,614)	751
Net other operating income	9	880	(38,083)	38,963
Gains (losses) on bonds	10	*2,386*	*(36,682)*	*39,068*
Gross international profit	11	236,371	(41,219)	277,590
Excluding gains (losses) on bonds	12	*219,986*	*(20,043)*	*240,029*
Net interest income	13	86,908	(31,717)	118,625
Net fees and commissions	14	21,152	(1,315)	22,467
Net trading income	15	151,688	49,032	102,656
Net other operating income	16	(23,377)	(57,215)	33,838
Gains (losses) on bonds	17	*16,385*	*(21,175)*	*37,560*
Expenses (excluding non-recurring losses)	18	(296,030)	29,248	(325,278)
Personnel expenses	19	(113,967)	17,505	(131,472)
Non-personnel expenses	20	(166,697)	10,237	(176,934)
Taxes	21	(15,365)	1,505	(16,870)
Banking profit (excluding transfer to general reserve for possible loan losses)	22	499,308	(78,753)	578,061
Excluding gains (losses) on bonds	23	*480,536*	*(20,896)*	*501,432*
Transfer to general reserve for possible loan losses	24	-	20,564	(20,564)
Banking profit	25	499,308	(58,189)	557,497
Gains (losses) on bonds	26	18,771	(57,857)	76,628
Non-recurring gains (losses)	27	(394,133)	63,477	(457,610)
Credit related costs	28	*(373,597)*	*(127,115)*	*(246,482)*
Write-off of loans	29	(337,901)	(248,214)	(89,687)
Transfer to specific reserve	30	-	140,640	(140,640)
Transfer to reserve for losses on loans sold	31	-	7,109	(7,109)
Losses on loans sold to CCPC	32	(740)	2,273	(3,013)
Losses on sale of delinquent loans	33	(34,955)	(24,949)	(10,006)
Transfer to loan loss reserve for specific overseas countries	34	-	(3,974)	3,974
Gains (losses) on stocks	35	18,783	211,010	(192,227)
Gains on sale of stocks	36	50,910	15,749	35,161
Losses on sale of stocks	37	(24,720)	26,842	(51,562)
Losses on devaluation of stocks	38	(7,406)	168,419	(175,825)
Enterprise taxes by Local Governments	39	(7,678)	(4,136)	(3,542)
Other non-recurring gains (losses)	40	(31,641)	(16,283)	(15,358)
Ordinary profit (loss)	41	105,175	5,289	99,886
Extraordinary gains (losses)	42	37,813	76,056	(38,243)
Gains (losses) on disposition of premises and equipment	43	(6,404)	3,167	(9,571)
Gains on disposition of premises and equipment	44	382	(1,236)	1,618
Losses on disposition of premises and equipment	45	(6,787)	4,403	(11,190)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	46	(10,083)	-	(10,083)
Write-back of loan loss reserves	47	13,787	13,787	-
Transfer to specific reserve for possible loan losses	48	(217,330)	(217,330)	-
Write-back of general reserve for possible loan losses	49	229,089	229,089	-
Write-back of loan loss reserve for specific overseas countries	50	2,028	2,028	-
Write-back of reserve for losses on loans sold	51	393	393	-
Refund of enterprise tax from Tokyo government and interest on refund	52	40,333	40,333	-
Income(loss) before income taxes	53	142,988	81,346	61,642
Income taxes, current	54	(12,573)	(5,778)	(6,795)
Income taxes, deferred	55	9,244	18,552	(9,308)
Net income (loss)	56	139,659	94,121	45,538

Total credit cost (24+28+47+51)	57	(359,415)	(92,369)	(267,046)

(Note) Amount less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated>

(Millions of yen)

		Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
Consolidated gross profit	1	1,049,121	(67,271)	1,116,392
Net interest income	2	663,237	(70,707)	733,944
Trust fees	3	84	84	-
Net fees and commissions	4	195,190	32,767	162,423
Net trading profit	5	163,904	54,088	109,816
Net other operating income	6	26,704	(83,504)	110,208
General and administrative expenses	7	(448,094)	(1,991)	(446,103)
Total credit cost	8	(441,522)	(122,939)	(318,583)
Write-off of loans	9	(388,924)	(266,098)	(122,826)
Transfer to specific reserve	10	(244,860)	(89,947)	(154,913)
Transfer to general reserve for possible loan losses	11	228,302	250,962	(22,660)
Other credit cost	12	(36,041)	(17,859)	(18,182)
Gains (losses) on stocks	13	20,604	218,530	(197,926)
Equity in earnings of affiliates	14	8,044	5,237	2,807
Other income (expenses)	15	(22,644)	(15,914)	(6,730)
Ordinary profit (loss)	16	165,508	15,652	149,856
Extraordinary gains (losses)	17	21,371	60,877	(39,506)
Income (loss) before income taxes and minority interests	18	186,880	76,531	110,349
Income taxes, current	19	(22,436)	4,264	(26,700)
Income taxes, deferred	20	5,137	15,470	(10,333)
Minority interests in net income (loss)	21	(26,087)	(7,917)	(18,170)
Net income (loss)	22	143,492	88,347	55,145

(Note) Consolidated gross profit = (Interest income - interest expeses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other income - Other expenses)

(Reference) (Billions of yen)

Consolidated net business profit	23	532.7	(75.9)	608.6

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (excluding transfer to general reserve)) + (Other subsidiaries' ordinary profit (excluding temporary factors) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Sep. 30, 2003	Change	Sep. 30, 2002
Consolidated subsidiaries	24	169	(1)	170
Affiliated companies accounted for by equity method	25	48	1	47

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
(1)Banking profit (excluding transfer to general reserve for possible loan losses)	499,308	(78,753)	578,061
Per employee (thousands of yen)	25,884	683	25,201
(2)Banking profit	499,308	(58,189)	557,497
Per employee (thousands of yen)	25,884	1,580	24,304
(3)Banking profit (excluding transfer to general reserve for possible loan losses and gains(losses) on bonds)	480,536	(20,896)	501,432
Per employee (thousands of yen)	24,911	3,051	21,860

Overhead ratio	37.2	1.2	36.0

(Notes) 1. Employees include executive officers (who are not also board members) and overseas local staffs, and exclude employees temporarily transferred to other companies, temporary staff, and part-time staff.

2. For per-employee caluculation purpose, the average number of employees during the period is used.

3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	Six-month Period ended Sep. 30, 2003	Change from Six-month Period ended Mar. 31, 2003	Change from Six-month Period ended Sep. 30, 2002	Six-month Period ended Sep. 30, 2002
(1)Yield on interest earning assets (A)	1.45	(0.04)	(0.02)	1.47
Interest earned on loans and bills discounted (C)	1.73	0.01	0.01	1.72
Interest earned on securities	0.58	(0.02)	(0.12)	0.70
(2)Total cost of funding (including expenses) (B)	0.83	(0.06)	(0.04)	0.87
Cost of interest bearing liabilities	0.09	(0.01)	(0.01)	0.10
Interest paid on deposits, etc. (D)	0.02	(0.01)	(0.02)	0.04
Interest paid on other liabilities	0.22	0.00	0.03	0.19
Expense ratio	0.74	(0.05)	(0.03)	0.77
(3)Overall interest spread (A) - (B)	0.62	0.02	0.02	0.60
Interest spread (C) - (D)	1.71	0.02	0.03	1.68

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
Gains (losses) on bonds	18,771	(57,857)	76,628
Gains on sales	87,597	(10,176)	97,773
Losses on sales	(68,753)	(49,385)	(19,368)
Gains on redemption	-	(0)	0
Losses on redemption	-	17	(17)
Losses on devaluation	(71)	1,687	(1,758)

Gains (losses) on stocks	18,783	211,010	(192,227)
Gains on sales	50,910	15,749	35,161
Losses on sales	(24,720)	26,842	(51,562)
Losses on devaluation	(7,406)	168,419	(175,825)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses)* directly charged to Stockholders' equity)
	With no market value	Cost method or amortized cost method
Stocks of subsidiaries and affiliates		Cost method

*Excluding the amount recognized in income statement by application of fair value hedge accounting

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) directly charged to Stockholders' equity)
	With no market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2003				Mar. 31, 2003		
	Unrealized gains (losses)				Unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(10,338)	(14,141)	1,813	(12,152)	3,803	3,909	(105)
Stocks of subsidiaries and affiliates	11,734	32,162	11,734	-	(20,428)	624	(21,052)
Other securities	306,912	324,769	585,142	(278,230)	(17,857)	257,680	(275,537)
Stocks	469,067	621,421	562,844	(93,776)	(152,354)	105,269	(257,624)
Bonds	(148,852)	(257,564)	4,997	(153,849)	108,712	112,417	(3,705)
Others	(13,303)	(39,088)	17,301	(30,604)	25,785	39,993	(14,207)
Other money held in trust	(16)	28	249	(265)	(44)	510	(555)
Total	308,291	342,817	598,939	(290,648)	(34,526)	262,725	(297,251)
Stocks	480,802	653,584	574,578	(93,776)	(172,782)	105,894	(278,677)
Bonds	(160,002)	(271,530)	5,882	(165,884)	111,528	115,234	(3,705)
Others	(12,508)	(39,235)	18,478	(30,987)	26,727	41,597	(14,869)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and commercial papers as well as claims on loan trust in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated with the avarege market price during the final month of the interim period. Rest of the securities are valuated at the market price as of the balance sheet date.

3. 'Other securities' and 'Other money held in trust' are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
Of 'Unrealized gains (losses) on other securities' shown above, JPY 22,029 million is included in this interim term's profit because of the application of fair value hedge accounting. Consequently, the amount to be included in stockholders' equity decreased by JPY 22,029 million yen.

<Consolidated> (Millions of yen)

	Sep. 30, 2003				Mar. 31, 2003		
	Unrealized gains (losses)				Unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(10,103)	(15,985)	2,051	(12,155)	5,882	5,988	(105)
Other securities	303,629	334,272	604,936	(301,307)	(30,643)	272,943	(303,587)
Stocks	470,979	636,421	578,166	(107,187)	(165,442)	112,952	(278,395)
Bonds	(154,872)	(266,036)	6,597	(161,470)	111,164	117,093	(5,928)
Others	(12,477)	(36,111)	20,171	(32,649)	23,634	42,897	(19,263)
Other money held in trust	(16)	28	249	(265)	(44)	510	(555)
Total	293,509	318,314	607,237	(313,727)	(24,805)	279,443	(304,248)
Stocks	470,979	636,421	578,166	(107,187)	(165,442)	112,952	(278,395)
Bonds	(166,025)	(282,041)	7,482	(173,508)	116,016	121,945	(5,928)
Others	(11,444)	(36,064)	21,587	(33,032)	24,620	44,545	(19,925)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and commercial papers as well as claims on loan trust in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) on stocks are mostly calculated with the avarege market price during the final month of the interim period. Rest of the securities are valuated at the market price as of the balance sheet date.

3. 'Other securities' and 'Other money held in trust' are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
Of 'Unrealized gains (losses) on other securities' shown above, JPY 22,029 million is included in this interim term's profit because of the application of fair value hedge accounting. Consequently, the amount to be included in stockholders' equity decreased by JPY 22,029 million yen.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>

(Billions of yen)

	Sep. 30, 2003				Mar. 31, 2003			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains(losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains(losses)
Interest rate swaps	112.3	176.0	(63.7)	(109.3)	398.5	175.2	223.3	117.3
Currency swaps	139.3	143.4	(4.1)	6.1	419.5	408.0	11.5	9.6
Others	2.8	3.1	(0.3)	10.1	58.9	31.5	27.4	28.9
Total	254.4	322.5	(68.1)	(93.1)	876.9	614.7	262.2	155.8

(Notes) 1. Derivative transactions are carried at fair value in the balance sheet except those to which 'the short-cut method for interest rate swap' is applied.

2. As for the six-month period ended Sep. 30, 2003, SMBC applied individual deferred hedge accounting or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
As for the year ended Mar. 31, 2003, SMBC mainly applied deferred hedge accounting based on 'the risk adjustment approach', which is one of the methods of macro hedging.

(Appendix) Contact amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Sep. 30, 2003				Mar. 31, 2003			
	1 year or less	1-5 years	over 5 years	Total	1 year or less	1-5 years	over 5 years	Total
Receivable fixed rate /payable floating rate	7,890.5	17,554.9	5,052.4	30,497.8	20,063.1	22,188.0	6,588.7	48,839.8
Receivable floating rate /payable fixed rate	810.2	4,418.7	4,500.1	9,729.0	12,075.6	14,597.6	3,509.8	30,183.0
Receivable floating rate /payable floating rate	3.1	613.0	50.8	666.9	5.2	866.6	84.5	956.3
Total contract amount	8,703.8	22,586.6	9,603.3	40,893.7	32,143.9	37,652.2	10,183.0	79,979.1

7. Employee Retirement Benefits

(1) Balance of the retirement benefit liability

<SMBC Non-consolidated> (Millions of yen)

		Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
Balance of the retirement benefit liability*	(A)	1,104,255	22,572	1,081,683
<Discount rate>		*<3.0%>*	<->	*<3.0%>*
Market value of pension assets*	(B)	706,502	(28,431)	734,933
Reserve for employee retirement benefits*	(C)	72,816	(47,999)	120,815
Prepaid pension cost*	(D)	-	-	-
Unrecognized net obligation from change of accounting method*	(E)	40,335	(20,167)	60,502
Unrecognized prior service cost (deductable from the obligation)*	(F)	(52,701)	6,394	(59,095)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E-F)	337,302	112,776	224,526

*As of the beginning of the term

(Note) Discount rate for the six-month period ended September 30, 2002 is that of the former SMBC.

(Reference) <Consolidated> (Millions of yen)

		Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
Balance of the retirement benefit liability*	(A)	1,164,570	(11,389)	1,175,959
Market value of pension assets*	(B)	723,175	(53,913)	777,088
Reserve for employee retirement benefits*	(C)	101,408	(46,564)	147,972
Prepaid pension cost*	(D)	-	(27)	27
Unrecognized net obligation from change of accounting method*	(E)	44,087	(26,193)	70,280
Unrecognized prior service cost (deductable from the obligation)*	(F)	(53,218)	7,489	(60,707)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E-F)	349,118	107,765	241,353

*As of the beginning of the term

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

	Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
Cost for employee retirement benefits	41,414	10,484	30,930
Service cost	10,849	(28)	10,877
Interest cost	16,563	367	16,196
Expected returns on pension assets	(11,684)	3,843	(15,527)
Amortization of net obligation from change of accounting method (amortized using the straight-line method over 5 years)	10,083	-	10,083
Amortization of prior service cost	(3,197)	-	(3,197)
Amortization of actuarial net gain (loss)	18,263	6,787	11,476
Others	534	(485)	1,019

(Reference) <Consolidated> (Millions of yen)

	Six-month Period ended Sep. 30, 2003	Change	Six-month Period ended Sep. 30, 2002
Cost for employee retirement benefits	46,692	8,272	38,420

8. Capital Ratio <Consolidated>

(Billions of yen, %)

	Sep. 30, 2003 (a) [Preliminary]	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
(1) Capital ratio	10.94	0.84	0.57	10.10	10.37
(2) Tier I	3,468.8	212.9	87.5	3,255.9	3,381.3
Net unrealized losses on other securities	-	24.2	512.4	(24.2)	(512.4)
(3) Tier II	3,235.7	274.1	(80.5)	2,961.6	3,316.2
(a) Unrealized gains on securities	127.2	127.2	127.2	-	-
(b) Land revaluation excess	69.2	(2.5)	(11.7)	71.7	80.9
(c) General reserve	737.7	(1.9)	(49.6)	739.6	787.3
(d) Subordinated debt	2,301.5	151.2	(146.6)	2,150.3	2,448.1
(4) Subtraction items	244.1	5.5	80.0	238.6	164.1
(5) Total capital (2) + (3) - (4)	6,460.4	481.5	(73.1)	5,978.9	6,533.5
(6) Risk-adjusted assets	59,017.0	(149.8)	(3,964.2)	59,166.8	62,981.2

9. ROE

<SMBC Non-consolidated> (%)

	Six-month Period ended Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	FY2002 (b)	Six-month Period ended Sep. 30, 2002 (c) Former SMBC	Six-month Period ended Sep. 30, 2002 (c) Former Wakashio Bank
ROE (numerator: Banking profit*)	87.0	11.0		76.0	64.0	13.7
ROE (numerator: Banking profit)	87.0	27.5		59.5	61.7	13.7
ROE (numerator: Net income)	24.3	58.4		(34.1)	5.0	6.6

*Excluding transfer to general reserve for possible loan losses

<Consolidated> (%)

	Six-month Period ended Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	FY2002 (b)	Six-month Period ended Sep. 30, 2002 (c)
ROE (numerator: Net income)	36.3	79.3	29.0	(43.0)	7.3

$$\text{ROE} = \frac{\text{(Net income - Dividends on preferred stocks) X number of days in an year / number of days in the six-month period}}{\{\text{(Stockholders' equity at the beginning of the term) - (Number of preferred stocks at the beginning of the term) X (Issue price) + (Stockholders' equity at the end of the term) - (Number of preferred stocks at the end of the term) X (Issue price)}\} / 2} \text{ X 100}$$

(%)

	Six-month Period ended Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	FY2002 (b)	Six-month Period ended Sep. 30, 2002 (c)
Fully-diluted ROE (numerator: Net income)	11.1	28.5	7.2	(17.4)	3.9

(Note) Fully-diluted basis: including convertible preferred stocks.

10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Sep. 30, 2003> (Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for Possible Loan Losses	Reserve Ratio
Bankrupt Borrowers Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 506.1 (i) (Change from Mar. 31, 2003: -18.8)	Portion of claims secured by collateral or guarantees, etc. 491.6 (a)		Fully reserved 14.5	Direct Write-offs (*1)	Specific Reserve 20.3 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 1,631.2 (ii) (Change from Mar. 31, 2003: -498.3)	Portion of claims secured by collateral or guarantees, etc. 755.6 (b)		Necessary amount reserved 875.6		Specific Reserve 608.9 (*2)	69.5% (*3)
Borrowers Requiring Caution	Substandard Loans 1,729.3 (iii) (Change from Mar. 31, 2003: -877.6) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 669.8 (c)				General Reserve for Substandard Loans 335.3	30.5% (*3) 19.3% (*3)
	Normal Assets 56,623.8	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 880.3	5.5% [12.2%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.2% (*4)

Loan Loss Reserve for Specific Overseas Countries 9.5

Total 60,490.4 (iv)

A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc.	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio
3,866.6 (v) (Change from Mar. 31, 2003: -1,394.7) <Problem asset ratio ((v)/(iv)) 6.4%>	(a)+(b)+(c) 1,917.0	1,949.6	964.5	(*5) D / C 49.5%

Coverage Ratio = (B+D)/A 74.5%

(*1) Includes direct reduction amounts to JPY 1,320.8 billion.

(*2) Includes reserves for assets which are not subject to disclosure based on the Financial Reconstruction Law disclosure standards. (Bankrupt/Effectively Bankrupt Borrowers: JPY 5.8 billion, Potentially Bankrupt Borrowers: JPY 9.9 billion)

(*3) Reserve ratios to Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of each category's total unsecured claims covered by reserve for possible loan losses.

(*4) Reserve ratios to Normal Borrowers and Borrowers Requiring Caution excluding Substandard Borrowers are the proportion of the reserve to the respective claims of each category.
The reserve ratio of unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

11. Risk-Monitored Loans

<SMBC Non-consolidated>

(Millions of yen)

		Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Risk-monitored loans	Bankrupt loans	145,947	(26,456)	(73,294)	172,403	219,241
	Non-accrual loans	1,957,746	(432,427)	(822,300)	2,390,173	2,780,046
	Past due loans (3 months or more)	94,513	(20,243)	(1,358)	114,756	95,871
	Restructured loans	1,634,826	(857,373)	(919,399)	2,492,199	2,554,225
	Total	3,833,032	(1,336,499)	(1,816,352)	5,169,531	5,649,384
	Amount of direct reduction	1,291,257	365,772	(81,915)	925,485	1,373,172
Total loans (term-end balance)		55,153,522	(2,128,843)	(4,130,311)	57,282,365	59,283,833

(%)

		Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Ratio to total loans	Bankrupt loans	0.3	0.0	(0.1)	0.3	0.4
	Non-accrual loans	3.5	(0.7)	(1.2)	4.2	4.7
	Past due loans (3 months or more)	0.2	0.0	0.0	0.2	0.2
	Restructured loans	3.0	(1.4)	(1.3)	4.4	4.3
	Total	6.9	(2.1)	(2.6)	9.0	9.5

<Consolidated>

(Millions of yen)

		Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Risk-monitored loans	Bankrupt loans	179,497	(21,895)	(70,402)	201,392	249,899
	Non-accrual loans	2,287,238	(422,926)	(829,195)	2,710,164	3,116,433
	Past due loans (3 months or more)	101,630	(28,723)	(7,758)	130,353	109,388
	Restructured loans	1,853,890	(874,901)	(905,709)	2,728,791	2,759,599
	Total	4,422,255	(1,348,445)	(1,813,064)	5,770,700	6,235,319
	Amount of direct reduction	1,634,267	360,907	(77,957)	1,273,360	1,712,224
Total loans (term-end balance)		59,666,363	(1,416,583)	(2,886,915)	61,082,946	62,553,278

(%)

		Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Ratio to total loans	Bankrupt loans	0.3	0.0	(0.1)	0.3	0.4
	Non-accrual loans	3.8	(0.6)	(1.2)	4.4	5.0
	Past due loans (3 months or more)	0.2	0.0	0.0	0.2	0.2
	Restructured loans	3.1	(1.4)	(1.3)	4.5	4.4
	Total	7.4	(2.0)	(2.6)	9.4	10.0

12. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2003			Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	1,518,988	(555,809)	(358,206)	2,074,797	1,877,194
General reserve	880,265	(232,970)	(15,230)	1,113,235	895,495
Specific reserve	629,185	(320,811)	(341,042)	949,996	970,227
Loan loss reserve for specific overseas countries	9,537	(2,029)	(1,934)	11,566	11,471
Amount of direct reduction	1,320,848	366,807	(85,626)	954,041	1,406,474
Reserve for possible losses on loans sold	222	(16,947)	(41,712)	17,169	41,934

<Consolidated> (Millions of yen)

	Sep. 30, 2003			Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	1,699,431	(544,111)	(350,041)	2,243,542	2,049,472
General reserve	945,452	(228,475)	(1,198)	1,173,927	946,650
Specific reserve	744,440	(313,608)	(346,910)	1,058,048	1,091,350
Loan loss reserve for specific overseas countries	9,537	(2,029)	(1,934)	11,566	11,471
Amount of direct reduction	1,693,302	368,843	(74,744)	1,324,459	1,768,046
Reserve for possible losses on loans sold	2,628	(18,037)	(44,562)	20,665	47,190

13. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated> (%)

	Sep. 30, 2003			Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	55.4	5.7	8.6	49.7	46.8
After direct reduction	39.6	(0.5)	6.4	40.1	33.2

<Consolidated> (%)

	Sep. 30, 2003			Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	56.0	5.3	8.0	50.7	48.0
After direct reduction	38.4	(0.5)	5.5	38.9	32.9

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

14. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Bankrupt and quasi-bankrupt assets	506,043	(18,846)	(13,243)	524,889	519,286
Doubtful assets	1,631,229	(498,272)	(921,109)	2,129,501	2,552,338
Substandard loans	1,729,339	(877,616)	(920,757)	2,606,955	2,650,096
Total (A)	3,866,611	(1,394,734)	(1,855,111)	5,261,345	5,721,722
Normal assets	56,623,833	(689,522)	(3,274,733)	57,313,355	59,898,566
Total (B)	60,490,444	(2,084,256)	(5,129,844)	62,574,700	65,620,288
Problem asset ratio (A/B)	6.4	(2.0)	(2.3)	8.4	8.7
Amount of direct reduction	1,320,848	366,807	(85,626)	954,041	1,406,474

(Note) In addition to loans, "Problem Assets Based on the Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Total coverage (C)	2,881,410	(1,155,053)	(1,363,868)	4,036,463	4,245,278
Reserve for possible loan losses* (D)	964,470	(526,382)	(317,736)	1,490,852	1,282,206
Reserve for supporting specific borrowers	-	-	-	-	-
Amount recoverable due to guarantees, collateral and others (E)	1,916,940	(628,671)	(1,046,131)	2,545,611	2,963,071

* Sum of general reserve for substandard loans and specific reserve.

(%)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Coverage ratio (C) / (A)	74.5	(2.2)	0.3	76.7	74.2
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	88.9	1.1	4.3	87.8	84.6

(%)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Reserve ratio to unsecured assets (D) / (A - E)	49.5	(5.4)	3.0	54.9	46.5
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	77.9	1.5	9.9	76.4	68.0

<Consolidated>

(Millions of yen, %)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Bankrupt and quasi-bankrupt assets	640,949	(15,027)	(12,326)	655,976	653,275
Doubtful assets	1,851,100	(489,107)	(933,899)	2,340,207	2,784,999
Substandard loans	1,960,747	(896,843)	(917,522)	2,857,590	2,878,269
Total (A)	4,452,796	(1,400,977)	(1,863,747)	5,853,773	6,316,543
Normal assets	59,375,527	44,972	(1,523,651)	59,330,555	60,899,178
Total (B)	63,828,323	(1,356,005)	(3,387,398)	65,184,328	67,215,721
Problem asset ratio (A/B)	7.0	(2.0)	(2.4)	9.0	9.4

(Millions of yen)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Total coverage (C)	3,305,819	(1,154,795)	(1,284,934)	4,460,614	4,590,753
Reserve for possible loan losses* (D)	1,046,729	(522,683)	(253,325)	1,569,412	1,300,054
Reserve for supporting specific borrowers	-	-	-	-	-
Amount recoverable due to guarantees, collateral and others (E)	2,259,090	(632,112)	(1,031,609)	2,891,202	3,290,699

(%)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Coverage ratio (C) / (A)	74.2	(2.0)	1.5	76.2	72.7
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	88.9	1.2	4.4	87.7	84.5

(%)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Reserve ratio to unsecured assets (D) / (A - E)	47.7	(5.3)	4.7	53.0	43.0
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	77.5	1.8	9.8	75.7	67.7

(Reference) Progress of Off-Balancing of Problem Assets <SMBC Non-consolidated>

1. Problem assets existing prior to and classified during the six-month period ended Sep. 30, 2000

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Change	
Bankrupt and quasi-bankrupt assets	653.0	475.2	379.5	283.3	240.3	144.5	99.6	(44.9)	
Doubtful assets	2,594.8	1,361.6	1,055.7	848.3	661.1	255.6	192.3	(63.3)	
Total	3,247.8	1,836.8	1,435.2	1,131.6	901.4	400.1	291.9	(108.2)	(A)
The result of measures connected to off-balancing						151.2	120.0		

(Note) The measures connected to off-balancing are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprizes, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(2) Progress of off-balancing

(Billions of yen)

	Six-month period ended Sep. 30, 2003	
Disposition by borrowers' liquidation	(8.6)	
Reconstructive disposition --- (a)	(9.6)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(168.4)	
Direct write-offs	126.7	
Others	(48.3)	
Collection/repayment, etc.	(39.1)	
Improvement in debtors' performance	(9.2)	
Total	(108.2)	(A)

(Notes) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.
3. "Improvement in debtors' performance due to re-constructive disposition" was categorized as "Others" in FY2000 financial results published in May 2001.

2. Problem assets classified during the six-month period ended Mar. 31, 2001

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Change	
Bankrupt and quasi-bankrupt assets	118.8	142.2	57.7	52.1	29.0	22.7	(6.3)	
Doubtful assets	592.6	269.7	145.2	112.7	81.9	53.8	(28.1)	
Total	711.4	411.9	202.9	164.8	110.9	76.5	(34.4)	(B)
The result of measures connected to off-balancing					23.4	18.4		

(2) Progress of off-balancing

(Billions of yen)

	Six-month period ended Sep. 30, 2003
Disposition by borrowers' liquidation	-
Reconstructive disposition --- (a)	-
Improvement in debtors' performance due to (a)	-
Loan sales to market	(18.3)
Direct write-offs	2.3
Others	(18.4)
Collection/repayment, etc.	(10.9)
Improvement in debtors' performance	(7.5)
Total	(34.4)

3. Problem assets classified during the six-month period ended Sep. 30, 2001

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Change	
Bankrupt and quasi-bankrupt assets	56.6	76.6	66.0	41.7	32.5	(9.2)	
Doubtful assets	332.5	236.9	163.1	99.5	68.7	(30.8)	
Total	389.1	313.5	229.1	141.2	101.2	(40.0)	(C)
The result of measures connected to off-balancing				31.9	25.5		

(2) Progress of off-balancing

(Billions of yen)

	Six-month period ended Sep. 30, 2003	
Disposition by borrowers' liquidation	(0.9)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(26.7)	
Direct write-offs	3.3	
Others	(15.7)	
Collection/repayment, etc.	(14.1)	
Improvement in debtors' performance	(1.6)	
Total	(40.0)	(C)

4. Problem assets classified during the six-month period ended Mar. 31, 2002

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Change	
Bankrupt and quasi-bankrupt assets	80.6	96.4	60.5	98.4	37.9	
Doubtful assets	1,751.9	1,131.5	729.5	372.1	(357.4)	
Total	1,832.5	1,227.9	790.0	470.5	(319.5)	(D)
The result of measures connected to off-balancing			56.1	30.6		

(2) Progress of off-balancing

(Billions of yen)

	Six-month period ended Sep. 30, 2003	
Disposition by borrowers' liquidation	(13.8)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(19.1)	
Direct write-offs	(218.6)	
Others	(68.0)	
Collection/repayment, etc.	(55.4)	
Improvement in debtors' performance	(12.6)	
Total	(319.5)	(D)

5. Problem assets classified during the six-month period ended Sep. 30, 2002

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Change	
Bankrupt and quasi-bankrupt assets	64.5	204.8	95.8	(109.0)	
Doubtful assets	483.9	153.6	111.9	(41.7)	
Total	548.4	358.4	207.7	(150.7)	(E)
The result of measures connected to off-balancing		107.7	52.0		

(2) Progress of off-balancing

(Billions of yen)

	Six-month period ended Sep. 30, 2003	
Disposition by borrowers' liquidation	(2.5)	
Reconstructive disposition --- (a)	(1.1)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(10.5)	
Direct write-offs	(24.4)	
Others	(112.2)	
Collection/repayment, etc.	(105.4)	
Improvement in debtors' performance	(6.8)	
Total	(150.7)	(E)

6. Problem assets classified during the six-month period ended Mar. 31, 2003

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2003	Sep. 30, 2003	Change	
Bankrupt and quasi-bankrupt assets	44.4	89.3	44.9	
Doubtful assets	809.4	230.4	(579.0)	
Total	853.8	319.7	(534.1)	(F)
The result of measures connected to off-balancing	40.7	80.3		

(2) Progress of off-balancing

(Billions of yen)

	Six-month period ended Sep. 30, 2003	
Disposition by borrowers' liquidation	(0.4)	
Reconstructive disposition --- (a)	(248.5)	
Improvement in debtors' performance due to (a)	(136.3)	
Loan sales to market	(52.9)	
Direct write-offs	(9.1)	
Others	(86.9)	
Collection/repayment, etc.	(61.9)	
Improvement in debtors' performance	(25.0)	
Total	(534.1)	(F)

7. Problem assets classified during the six-month period ended Sep. 30, 2003

(Billions of yen)

	Sep. 30, 2003
Bankrupt and quasi-bankrupt assets	67.8
Doubtful assets	602.0
Total	669.8
The result of measures connected to off-balancing	44.1

(Reference) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Change
Bankrupt and quasi-bankrupt assets	653.0	594.0	578.3	498.2	519.3	524.9	506.1	(18.8)
Doubtful assets	2,594.8	1,954.1	1,657.9	2,982.3	2,552.3	2,129.5	1,631.2	(498.3)
Total	3,247.8	2,548.1	2,236.2	3,480.5	3,071.6	2,654.4	2,137.3	(517.1)
The result of measures connected to off-balancing						411.0	370.9	

(Reference) Progress of off-balancing
(six-month period ended Sep. 30, 2003 total)

(Billions of yen)

	Six-month period ended Sep. 30, 2003
Disposition by borrowers' liquidation	(26.2)
Reconstructive disposition --- (a)	(259.2)
Improvement in debtors' performance due to (a)	(136.3)
Loan sales to market	(295.9)
Direct write-offs	(119.8)
Others	(349.5)
Collection/repayment, etc.	(286.8)
Improvement in debtors' performance	(62.7)
Total (A)+(B)+(C)+(D)+(E)+(F)	(1,186.9)

15. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Sep. 30, 2003	Change	Mar. 31, 2003
Domestic offices (excluding offshore banking account)	52,079,963	(1,715,922)	53,795,885
Manufacturing	5,918,501	(112,761)	6,031,262
Agriculture, forestry, fisheries, and mining	159,085	(33,710)	192,795
Construction	2,011,721	(373,557)	2,385,278
Transportation, communications and public enterprises	3,200,039	231,068	2,968,971
Wholesale and retail	5,659,243	(153,242)	5,812,485
Finance and insurance	5,058,907	(360,727)	5,419,634
Real estate	7,422,864	(817,463)	8,240,327
Various services	5,581,639	(41,064)	5,622,703
Municipalities	394,584	(113,560)	508,144
Others	16,673,375	59,095	16,614,280
Overseas offices and offshore banking accounts	3,073,559	(412,920)	3,486,479
Public sector	88,481	(30,987)	119,468
Financial institutions	240,181	4,065	236,116
Commerce and industry	2,576,498	(368,624)	2,945,122
Others	168,398	(17,374)	185,772
Total	55,153,522	(2,128,843)	57,282,365

Risk-Monitored Loans

(Millions of yen)

	Sep. 30, 2003	Change	Mar. 31, 2003
Domestic offices (excluding offshore banking account)	3,716,895	(1,328,903)	5,045,798
Manufacturing	170,907	(49,047)	219,954
Agriculture, forestry, fisheries, and mining	3,571	(999)	4,570
Construction	317,552	(371,248)	688,800
Transportation, communications and public enterprises	111,348	(23,504)	134,852
Wholesale and retail	530,835	(2,803)	533,638
Finance and insurance	89,854	(76,230)	166,084
Real estate	1,390,967	(661,383)	2,052,350
Various services	829,673	(119,481)	949,154
Municipalities	-	-	-
Others	272,188	(24,208)	296,396
Overseas offices and offshore banking accounts	116,137	(7,596)	123,733
Public sector	11,408	(231)	11,639
Financial institutions	763	(659)	1,422
Commerce and industry	103,966	(6,706)	110,672
Others	-	-	-
Total	3,833,032	(1,336,499)	5,169,531

(Millions of yen)

	Sep. 30, 2002	Risk-Monitored Loans
Domestic offices (excluding offshore banking account)	54,562,464	5,472,408
Manufacturing	6,738,042	285,089
Agriculture, forestry, fisheries, and mining	165,332	5,651
Construction	2,800,438	1,083,360
Transportation, communications and other public enterprises	2,698,280	62,003
Wholesale, retail and restaurant	6,570,238	646,727
Finance and insurance	5,097,287	151,901
Real estate	8,413,128	1,983,676
Services	6,028,094	971,079
Municipalities	475,194	-
Others	15,576,418	282,922
Overseas offices and offshore banking accounts	4,721,368	176,976
Public sector	221,313	11,602
Financial institutions	292,175	2,321
Commerce and industry	4,086,566	163,053
Others	121,313	-
Total	59,283,833	5,649,384

(Note) The "Japan Standard Industrial Classification" was revised by a public notice No.139 from the Ministry of Public Management, Home Affairs, Posts and Telecommunications, which was released on Mar. 7, 2002 and took effect on Oct. 1, 2002. Consequently, loans and bills discounted, classified by industry regarding "domestic offices excluding offshore banking accounts" before Sep. 30, 2002 are based on the "Japan Standard Industrial Classification" before this revision, and those as of Mar. 31, 2003 are based on "Japan Standard Industrial Classification" after this revision. (Same for the following tables.)

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2003			Mar. 31, 2003
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding offshore banking account)	3,741,287	49.1	(1,370,710)	5,111,997
Manufacturing	171,609	49.5	(50,489)	222,098
Agriculture, forestry, fisheries, and mining	3,572	47.5	(999)	4,571
Construction	318,143	26.6	(403,563)	721,706
Transportation, communications and public enterprises	111,870	42.0	(23,847)	135,717
Wholesale and retail	536,637	59.0	(3,337)	539,974
Finance and insurance	91,710	62.9	(76,335)	168,045
Real estate	1,396,179	52.5	(661,440)	2,057,619
Various services	836,930	45.6	(124,801)	961,731
Municipalities	-	-	-	-
Others	274,637	83.9	(25,899)	300,536
Overseas offices and offshore banking accounts	125,324	56.7	(24,024)	149,348
Public sector	11,408	22.7	(231)	11,639
Financial institutions	763	-	(659)	1,422
Commerce and industry	113,153	61.8	(23,134)	136,287
Others	-	-	-	-
Total	3,866,611	49.5	(1,394,734)	5,261,345

(Millions of yen)

	Sep. 30, 2002
Domestic offices (excluding offshore banking account)	5,526,991
Manufacturing	287,518
Agriculture, forestry, fisheries, and mining	5,654
Construction	1,100,182
Transportation, communications and other public enterprises	62,082
Wholesale, retail and restaurant	655,427
Finance and insurance	154,150
Real estate	1,989,251
Services	978,212
Municipalities	-
Others	294,515
Overseas offices and offshore banking accounts	194,731
Public sector	11,602
Financial institutions	2,321
Commerce and industry	180,808
Others	-
Total	5,721,722

(Notes) 1. In addition to loans, "Problem Assets Based on the Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees)
Reserve for possible loan losses is sum of general reserve for Substandard Loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Sep. 30, 2003		Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(b)	
Consumer loans	13,956,671	290,795	13,665,876	13,462,319
Mortgage loans	12,717,977	378,686	12,339,291	12,037,048
Residential purpose	8,757,092	410,460	8,346,632	7,993,394
Other consumer loans	1,238,693	(87,892)	1,326,585	1,425,271

(4) Loans to small- and medium-sized enterprises

(Millions of yen, %)

	Sep. 30, 2003		Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(b)	
Outstanding balance	35,937,060	(796,181)	36,733,241	36,791,883
Ratio to total loans	69.0	0.7	68.3	67.4

(Note) Outstanding balance does not include loans at overseas branches and offshore banking accounts.

16. Overseas Loans <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Loan balance	88,693	(19,384)	(25,386)	108,077	114,079
Number of countries	8	(1)	-	9	8

(2) Loans classified by country

(i) Loans to major Asian countries

(Millions of yen)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Indonesia	94,169	(17,290)	(28,104)	111,459	122,273
Risk-monitored loans	27,154	(9,027)	(5,020)	36,181	32,174
Thailand	216,945	14,732	(18,778)	202,213	235,723
Risk-monitored loans	18,611	(1,607)	(1,467)	20,218	20,078
Korea	181,518	16,355	33,490	165,163	148,028
Risk-monitored loans	-	(353)	(641)	353	641
Hong Kong	217,318	(28,699)	(55,726)	246,017	273,044
Risk-monitored loans	3,879	(4,241)	(7,657)	8,120	11,536
China	132,569	3,105	(1,869)	129,464	134,438
Risk-monitored loans	2,238	(431)	(2,531)	2,669	4,769
Singapore	201,202	(21,900)	(56,736)	223,102	257,938
Risk-monitored loans	698	579	515	119	183
India	27,846	(7,493)	(17,829)	35,339	45,675
Risk-monitored loans	3,251	(1,886)	(2,111)	5,137	5,362
Malaysia	66,035	2,078	(4,757)	63,957	70,792
Risk-monitored loans	605	(40)	(1,975)	645	2,580
Pakistan	3,280	(17)	(996)	3,297	4,276
Risk-monitored loans	1,263	(102)	(739)	1,365	2,002
Others	54,479	4,346	12,295	50,133	42,184
Risk-monitored loans	-	-	(6,849)	-	6,849
Total	1,195,365	(34,782)	(139,010)	1,230,147	1,334,375
Risk-monitored loans	57,699	(17,108)	(28,475)	74,807	86,174

(Notes) Classified by domicile of debtors (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Chile	4,973	(561)	(1,250)	5,534	6,223
Risk-monitored loans	-	-	-	-	-
Columbia	8,674	(2,413)	(6,170)	11,087	14,844
Risk-monitored loans	641	(182)	(199)	823	840
Mexico	16,224	(2,187)	(2,714)	18,411	18,938
Risk-monitored loans	667	(54)	(69)	721	736
Argentina	1,111	(433)	(923)	1,544	2,034
Risk-monitored loans	-	-	-	-	-
Brazil	43,472	6,712	(4,959)	36,760	48,431
Risk-monitored loans	-	-	-	-	-
Venezuela	7,763	(1,500)	(2,425)	9,263	10,188
Risk-monitored loans	-	-	-	-	-
Panama	173,064	1,308	(14,145)	171,756	187,209
Risk-monitored loans	-	-	-	-	-
Others	1,004	(46)	(40)	1,050	1,044
Risk-monitored loans	114	(10)	(12)	124	126
Total	256,287	878	(32,626)	255,409	288,913
Risk-monitored loans	1,422	(246)	(280)	1,668	1,702

(iii) Loans to Russia

(Millions of yen)

	Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2003 (b)	Sep. 30, 2002 (c)
Russia	4,997	(426)	(290)	5,423	5,287
Risk-monitored loans	-	-	-	-	-

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Sep. 30, 2003				Mar. 31, 2003	Sep. 30, 2002
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Overseas offices and Japan offshore banking accounts	125,324	56.7	(24,024)	(69,407)	149,348	194,731
Asia	61,085	53.4	(28,295)	(30,386)	89,380	91,471
Indonesia	27,154	49.9	(9,027)	(5,020)	36,181	32,174
Hong Kong	3,879	57.9	(8,329)	(7,883)	12,208	11,762
India	4,585	68.3	(3,063)	(2,666)	7,648	7,251
China	2,255	83.3	(433)	(2,538)	2,688	4,793
Others	23,212	51.9	(7,443)	(12,279)	30,655	35,491
North America	53,814	66.2	3,277	10,448	50,537	43,366
Central and South America	5,592	65.1	(2,193)	(2,485)	7,785	8,077
Western Europe	4,833	29.7	3,187	(43,582)	1,646	48,415
Eastern Europe	-	-	-	(3,402)	-	3,402

(Notes) 1. In addition to loans, "Problem Assets Based on the Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees)
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

17. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	Six-month Period ended Sep. 30, 2003 (a)	(a) - (b)	(a) - (c)	FY2002 (b)	Six-month Period ended Sep. 30, 2002 (c)
Deposits (term-end balance)	57,746,253	(864,478)	(24,691)	58,610,731	57,770,944
Deposits (average balance)	58,352,802	(322,031)	(780,247)	58,674,833	59,133,049
Domestic units	52,589,296	966,747	1,072,115	51,622,549	51,517,181
Average yield	0.03	(0.01)	(0.01)	0.04	0.04
Loans (term-end balance)	55,153,522	(2,128,843)	(4,130,311)	57,282,365	59,283,833
Loans (average balance)	54,792,153	(4,599,250)	(5,056,251)	59,391,403	59,848,404
Domestic units	50,802,673	(3,056,075)	(3,244,295)	53,858,748	54,046,968
Average yield	1.73	0.00	0.01	1.73	1.72

(Note) Deposits exclude "negotiable certificates of deposit".

(2) Deposits outstanding, classified by depositor

(Millions of yen)

	Sep. 30, 2003			Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic deposits	56,162,962	(308,810)	2,737,438	56,471,772	53,425,524
Individual	31,424,631	214,430	691,228	31,210,201	30,733,403
Corporate	24,738,331	(523,240)	2,046,210	25,261,571	22,692,121

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts.
Excluding "negotiable certificates of deposit" and offshore banking accounts.

(Reference)

(Millions of yen)

	Sep. 30, 2003			Mar. 31, 2003	Sep. 30, 2002
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance of investment trusts	1,820,167	144,083	173,929	1,676,084	1,646,238
Balance of investment trusts to individuals	1,741,004	142,427	176,381	1,598,577	1,564,623

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

18. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	Six-month Period ended Sep. 30, 2003
Number of companies forgiven the debt	2
Principal amount forgiven	258.0

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding amount and the amount sold of stock in other securities (excluding stock of parent company)

(Billions of yen)

	Sep. 30, 2003
Balance sheet amount	3,284.5
Acquisition cost	2,817.0

(Billions of yen)

	Six-month Period ended Sep. 30, 2003
Amount sold	approx. 560.0

19. Number of Directors and Employees <SMBC Non-consolidated>

	Sep. 30, 2003		Mar. 31, 2003	Mar. 31, 2004
		Change		"The Plan"*3
Directors and auditors*1	24	-	24	28
Employees*2	23,838	(186)	24,024	22,600

(*1) Including directors and auditors of SMFG.

(*2) Resistered employees, excluding directors, executive officers, contract employees, temporary recruited, and overseas local staffs.

(*3) The Plan for Strengthening the Financial Base.

20. Number of Offices <SMBC Non-consolidated>

	Sep. 30, 2003		Mar. 31, 2003	Mar. 31, 2004
		Change		"The Plan"*4
Domestic branches*1	435	(2)	437	435
Overseas branches*2	20	-	20	19
Overseas subsidiaries*3	26	-	26	26

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which SMBC has less than 50% equity interest.

(*4) The Plan for Strengthening the Financial Base.

21. Deferred Tax Assets <SMBC Non-consolidated>

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

			Sep. 2003	Change from Mar. 2003	Change from Sep. 2002	(Reference) Temporary differences Sep. 2003
(a) Total deferred tax assets	(b-c)	1	1,852.5	3.2	(36.5)	
(b) Subtotal of deferred tax assets		2	2,251.1	(53.0)	346.9	5,575.0
Reserve for possible loan losses		3	533.6	(286.6)	(181.2)	1,323.2
Write-off of loans		4	487.8	168.2	89.5	1,209.7
Reserve for possible losses on loans sold		5	0.1	(6.8)	(16.1)	0.2
Write-off of securities		6	435.4	(160.9)	220.7	1,079.8
Reserve for employee retirement benefits		7	106.8	4.5	6.9	264.7
Depreciation		8	7.6	(0.7)	(0.8)	19.0
Net unrealized losses on other securities		9	-	(6.9)	(316.5)	-
Net operating loss carryforwards		10	629.3	255.9	533.3	1,537.1
Other		11	50.4	(19.8)	11.1	141.3
(c) Valuation allowance		12	398.6	(56.2)	383.4	
(d) Total deferred tax liabilities		13	140.8	106.1	111.1	361.2
Gains on securities contributed to employee retirement benefits trust		14	25.6	0.3	2.2	63.5
Net unrealized gains on other securities		15	110.0	110.0	110.0	284.9
Other		16	5.2	(4.1)	(1.1)	12.8
Net deferred tax assets (Balance sheet amount)	(a+d)	17	1,711.7	(102.9)	(147.6)	
Amounts corresponding to the estimated taxable income before adjustments		18	1,731.7	5.6	(75.3)	
Amounts to be realized after more than a certain period	(Note 1)	19	90.0	1.5	37.7	
Amount corresponding to the deferred tax liabilities shown in 15 above	(Note 2)	20	(110.0)	(110.0)	(110.0)	

Effective income tax rate	(Note 3)	21	40.46%	-	1.84%

(Notes)

1. Deferred tax assets arising from temporary differences that are expected to be reversed after more than five years (such as reserve for employee retirement benefits and depreciation of buildings) may be recognized if there is a high likelihood of such tax benefits being realized. (JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets")
2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the gross deferred tax assets, before offsetting against deferred tax liabilities, are used to assess collectability. (JICPA Auditing Committee Report No.70 "Auditing Treatment of Application of Accounting for Tax Effects to Differences in Valuation of Other Securities")
3. The effective tax rate shown in "21" is applied to the temporary differences that are expected to be reversed after Fiscal 2004, and reflect the impact of the adoption of enterprise taxes through external standards taxation in Fiscal 2004. The effective tax rate of 38.62% is applied to the temporary differences that are expected to be reversed in Fiscal 2003.

(2) Reason for Recognition of Deferred Tax Assets on the Balance Sheet

(a) Recognition Criteria

Practical Guideline 5 (1), examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline")(*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and reserves based on self assessment in accordance with the "Prompt Corrective Action" adopted in Fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing non-performing loans and bolstering provisions in order to reduce the risk of asset deterioration under the severe business environment of a prolonged sluggish economy. As a result, taxable disposal of non-performing loans(**) amounted to approximately 2,500 billion yen as of September 30, 2003.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC is now accelerating disposal of non-performing loans in order to reduce the problem asset ratio to half by Fiscal 2004. In the process, taxable write-off of bad loans implemented in the past is now being realized. (Realized amount for the first half of Fiscal 2003 was approximately 900 billion yen.)

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce its exposure to stock price fluctuations and meet the regulation limiting stockholdings that was adopted in Fiscal 2001 and to be implemented in Fiscal 2006.

During Fiscal 2002, SMBC reduced the balance of stocks by 1.1 trillion yen through stocks sales and also disposed all at once unrealized losses on stocks of 1.2 trillion yen by writing off impaired stocks and using the gains on the merger. As a result, SMBC met the regulation limiting stockholdings before the deadline.

As a result, balances of taxable write-off on securities(**) recently increased substantially (1,500 billion yen as of March 31, 2003; 100 billion yen as of March 31, 1999). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (result for the first half of Fiscal 2003 was approximately 400 billion yen).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately 1,500 billion yen as of September 30, 2003 and they are certain to be offset by their expiration period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "(Reference) Temporary differences" (upper right corner) of the previous page's table.

(b) Term for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (excluding transfer to general reserve for loan losses)	1	5,505.7
A	Income before income taxes	2	2,958.6
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep.2003)	3	1,332.4
C	Taxable income before adjustments (A+B)	4	4,291.0
	Deferred tax assets corresponding to taxable income before adjustments	5	1,731.7

(corresponding to 18 of the table on the previous page)

Basic Policy

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income for the next 5 years

(a) Rationally make earnings projection for up to Fiscal 2008 based on the "Plan for strengthening the financial base (up to Fiscal 2006)"

(b) Reduce the projected amount by an amount reflecting the uncertainty of the projected amount

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference 1) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	Year ended March 31, 1999	2000	2001	2002	2003
Income of final return (before deducting operating loss carryforwards)	(554.2)	327.3	(176.0)	241.9	(745.5)

(Notes) 1. Income of final return before deduction of operating loss carryforwards = Taxable income before adjustments for each fiscal year - Temporary differences to be reversed for each fiscal year

2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. SMBC has taxable income in each year when these amounts are excluded.

(Reference 2)

1. Basic Concept



Temporary differences
Operating loss carryforwards on tax base
Amount of exclusion from expenses (= taxable write-off and allowance)
Multiplied by effective tax rate (approx.40%)
Tax benefit in the future
Balance sheet
Assets
Liabilities
Stockholders' equity
Deferred tax assets
Amount to be realized after the estimation period

2. Example

[Assumption]
(1) Temporary differences as of the term-end: 6,000 --- 5000 will be reversed over 5 years and 6,000 over 7 years
(2) Estimated future taxable income (pre-adjusted taxable income): 5,000 over 5 years and 7,000 over 7 years
(3) A company described in the proviso of sample (4) of the Practical Guidelines issued by JICPA

(Remark) The below figures are just examples and not actual figures of SMBC.

		1 year later	2 years later	3 years later	4 years later	5 years later	*Total (5 years)*	6 years later	7 years later	*Total (7 years)*
Taxable income before adjustments	a	**1,000**	**1,000**	**1,000**	**1,000**	**1,000**	***5,000***	**1,000**	**1,000**	***7,000***
Reversal of temporary differences	b	(2,000)	(1,000)	(800)	(700)	(500)	*(5,000)*	(500)	(500)	*(6,000)*
Income of final return (before deducting operating loss carryforwards)	c	**(1,000)**	**0**	**200**	**300**	**500**	***0***	**500**	**500**	***1,000***
Operating loss carryforwards on the tax base	d	1,000	1,000	800	500	0		0	0	
Increase (decrease)	e	1,000	0	(200)	(300)	(500)		0	0	
Income subject to taxation (c+e)	f	0	0	0	0	0		500	500	
Reversal of temporary differences (b+e)	g	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	*(5,000)*	(500)	(500)	*(6,000)*
Before accounting for reversal (a*40%)	h	(400)	(400)	(400)	(400)	(400)	*(2,000)*	(400)	(400)	*(2,800)*
After accounting for reversal (f*40%)	i	0	0	0	0	0	*0*	(200)	(200)	*(400)*
Tax benefits (i-h)	j	400	400	400	400	400	*2,000*	200	200	*2,400*

Total of tax benefits **+2,400** (7 years)

(*)

Deferred tax assets (Balance sheet amount) **+2,000** (5 years) | +400 (2 years,**)

(*) Given the uncertainty of estimations, JICPA restricts the extent to which deferred tax assets may be recognized.
Outline of Practical Guideline, examples (4) proviso

a When a company has material operating loss carryforwards on the tax base as of term-end, deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the next fiscal year and relating to the temporary differences expected to be reversed in the next fiscal year.

b **However, when operating loss carryforwards are due to the company's restructuring efforts, changes in laws, and/or other extraordinary factors, the deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the estimation period (approximately 5 years) and relating to the temporary differences expected to be reversed over the estimation period.**

(**) The difference of 400 is entered as valuation allowance and not recognized as deferred tax assets. But the tax benefits are realized as long as the company exists and generates taxable income.

22. Earnings Forecast for FY2003

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2003
Operating income	55.0
Ordinary profit	50.0
Net income	50.0

Dividend per share forecast for the fiscal year end (Yen)

Common stock		3,000
Type 1 Preferred stock		10,500
Type 2 Preferred stock		28,500
Type 3 Preferred stock		13,700
Type 4 Preferred stock	1st - 12th series	135,000
	13th series	67,500

(Reference) (Billions of yen)

Total dividend planned	46.4

<Consolidated> (Billions of yen)

	FY2003		FY2002
	Forecast	Change	Result
Ordinary income	3,500.0	(6.4)	3,506.4
Ordinary profit	320.0	835.7	(515.7)
Net income	230.0	695.4	(465.4)

(Reference)

Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2003		FY2002
	Forecast	Change	Result
Gross banking profit	1,595.0	(165.6)	1,760.6
Expenses	(595.0)	52.0	(647.0)
Banking profit (excluding transfer to general reserve for possible loan losses)	1,000.0	(113.6)	1,113.6
Ordinary profit	200.0	797.2	(597.2)
Net income	200.0	678.3	(478.3)

Total credit cost(*)	(700.0)	374.5	(1,074.5)

(*) (Transfer to general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

[Referrence] Financial Statements of SMBC

1. Financial Highlights of Sumitomo Mitsui Banking Corporation's Results for the Six Months ended September 30, 2003

[Non-consolidated]

Ordinary income		1,177,035 million yen
Operating income		105,175 million yen
Net income		139,659 million yen
Total assets		92,779,975 million yen
Stockholders' equity		2,611,621 million yen
Stockholders' equity to Total assets		2.81 %
Capital ratio (BIS Guidelines) [preliminary]		11.51 %
Number of shares outstanding as of term-end		55,778,805 shares
	Common stock	54,811,805 shares
	Preferred stock (type 1)	67,000 shares
	Preferred stock (type 2)	100,000 shares
	Preferred stock (type 3)	800,000 shares
Number of treasury stock as of term-end		- shares
Average number of shares outstanding during the term		55,778,805 shares
	Common stock	54,811,805 shares
	Preferred stock (type 1)	67,000 shares
	Preferred stock (type 2)	100,000 shares
	Preferred stock (type 3)	800,000 shares
Net income per share		2,547.97 yen
Net income per share (diluted)		2,463.96 yen
Stockholders' equity per share		23,911.29 yen
Interim dividends (scheduled maximum payable amounts, Note1)		43.5 billion yen
	Common stock	528 yen per share
	Preferred stock (type 1)	10,500 yen per share
	Preferred stock (type 2)	28,500 yen per share
	Preferred stock (type 3)	13,700 yen per share
Increase of net assets by recognizing at fair value (Note 2)		380,972 million yen

(Notes) 1. The interim dividends will be paid to SMFG (parent company). The amount will be resolved at the meeting of the board of directors to be held after January 2004.
2. In case Article 124-3 of the Ordinance of the Commercial Code is applied

[Consolidated]

Capital ratio (BIS Guideline) [preliminary]	11.21 %

2. SMBC's Non-consolidated Balance Sheets (Condensed)

(millions of yen)

	September 30, 2003 (A)	September 30, 2002		Change (A-(B+C))	March 31, 2003 (D)	Change (A-D)
		former SMBC (B)	former Wakashio (C)			
Assets						
Cash and due from banks	3,423,380	2,724,248	48,016	651,116	3,288,593	134,787
Call loans	232,136	234,817	-	(2,681)	99,774	132,362
Receivables under resale agreements	61,204	54,023	-	7,181	78,679	(17,475)
Receivables under securities borrowing transactions	625,010	2,186,491	-	(1,561,481)	1,981,243	(1,356,233)
Bills bought	327,500	139,100	-	188,400	-	327,500
Commercial paper and other debt purchased	103,627	111,146	-	(7,519)	92,436	11,191
Trading assets	2,984,076	3,025,923	-	(41,847)	3,950,372	(966,296)
Trading securities	-	-	1,241	(1,241)	-	-
Money held in trust	27,493	44,104	-	(16,611)	24,628	2,865
Securities	21,847,113	22,377,416	49,607	(579,910)	23,656,385	(1,809,272)
Loans and bills discounted	55,153,522	58,902,641	381,192	(4,130,311)	57,282,365	(2,128,843)
Foreign exchanges	755,924	908,194	858	(153,128)	724,771	31,153
Other assets	1,865,874	2,077,687	1,298	(213,111)	1,848,486	17,388
Premises and equipment	681,442	855,921	10,246	(184,725)	707,303	(25,861)
Deferred tax assets	1,711,738	1,859,314	-	(147,576)	1,814,625	(102,887)
Customers' liabilities for acceptances and guarantees	4,498,916	5,272,481	1,033	(774,598)	4,416,292	82,624
Reserve for possible loan losses	(1,518,988)	(1,872,641)	(4,553)	358,206	(2,074,797)	555,809
Total assets	92,779,975	98,900,873	488,941	(6,609,839)	97,891,161	(5,111,186)
Liabilities						
Deposits	57,746,253	57,311,051	459,893	(24,691)	58,610,731	(864,478)
Negotiable certificates of deposit	3,454,958	4,856,700	-	(1,401,742)	4,913,526	(1,458,568)
Call money	2,202,679	2,504,778	-	(302,099)	2,686,456	(483,777)
Payables under repurchase agreements	1,868,451	1,914,605	-	(46,154)	4,124,094	(2,255,643)
Payables under securities lending transactions	4,624,779	3,820,124	-	804,655	4,777,187	(152,408)
Bills sold	5,715,900	10,203,400	-	(4,487,500)	6,203,300	(487,400)
Commercial paper	-	500	-	(500)	50,500	(50,500)
Trading liabilities	1,608,728	2,186,161	-	(577,433)	2,425,632	(816,904)
Borrowed money	2,648,173	3,006,739	-	(358,566)	2,795,160	(146,987)
Foreign exchanges	449,941	439,707	-	10,234	392,727	57,214
Bonds	2,884,076	2,472,142	-	411,934	2,624,099	259,977
Due to trust account	24,944	-	-	24,944	5,953	18,991
Other liabilities	2,309,751	1,684,911	2,020	622,820	1,428,432	881,319
Reserve for employee bonuses	8,569	11,119	163	(2,713)	9,898	(1,329)
Reserve for employee retirement benefits	66,096	114,308	4,139	(52,351)	72,816	(6,720)
Reserve for possible losses on loans sold	222	41,360	574	(41,712)	17,169	(16,947)
Reserve for exhibition at World Exposition	57	-	-	57	-	57
Other reserves	18	18	-	-	18	-
Deferred tax liabilities for land revaluation	55,835	61,815	-	(5,980)	57,937	(2,102)
Acceptances and guarantees	4,498,916	5,272,481	1,033	(774,598)	4,416,292	82,624
Total liabilities	90,168,353	95,901,925	467,825	(6,201,397)	95,611,937	(5,443,584)
Stockholders' equity						
Capital stock	559,985	1,326,746	20,831	(787,592)	559,985	-
Capital surplus	1,237,307	1,684,373	0	(447,066)	1,237,307	-
Capital reserve	879,693	1,326,758	0	(447,065)	879,693	-
Other capital surplus	357,614	357,614	-	-	357,614	-
Retained earnings	557,289	392,874	676	163,739	414,536	142,753
Voluntary reserves	221,540	221,548	-	(8)	221,548	(8)
Unappropriated retained earnings at end of year	335,749	171,326	676	163,747	192,987	142,762
Net income	139,659	44,862	676	94,121	183,040	(43,381)
Land revaluation excess	82,165	98,245	-	(16,080)	85,259	(3,094)
Net unrealized gains (losses) on other securities	174,873	(502,705)	(391)	677,969	(17,864)	192,737
Treasury stock	-	(586)	-	586	-	-
Total stockholders' equity	2,611,621	2,998,947	21,116	(408,442)	2,279,223	332,398
Total liabilities and stockholders' equity	92,779,975	98,900,873	488,941	(6,609,839)	97,891,161	(5,111,186)

3. SMBC's Non-consolidated Statements of Income (Condensed)

(Millions of yen)

	Six months ended September 30, 2003 (A)	Six months ended September 30, 2002		Change (A-(B+C))	Year ended March 31, 2003
		former SMBC (B)	former Wakashio (C)		
Ordinary income:	1,177,035	1,240,900	6,291	(70,156)	146,251
Interest income	729,620	860,493	5,467	(136,340)	82,914
Interest on loans and discounts	491,865	555,851	5,145	(69,131)	34,190
Interest and dividends on securities	132,204	127,624	292	4,288	40,074
Trust fees	84	-	-	84	5
Fees and commissions	150,162	130,980	437	18,745	31,783
Trading profits	152,104	104,126	-	47,978	11,704
Other operating income	88,276	102,559	272	(14,555)	14,702
Other income	56,787	42,739	112	13,936	5,140
Ordinary expenses:	1,071,859	1,141,205	6,098	(75,444)	77,487
Interest expenses	161,039	224,401	370	(63,732)	16,122
Interest on deposits	47,083	81,023	346	(34,286)	6,102
Fees and commissions	50,831	45,196	308	5,327	8,338
Trading losses	2,279	718	-	1,561	103
Other operating expenses	110,774	30,017	11	80,746	5,120
General and administrative expenses	315,168	332,302	4,213	(21,347)	36,549
Other expenses	431,765	508,569	1,194	(77,998)	11,253
Ordinary profit	105,175	99,694	192	5,289	68,763
Extraordinary gains	55,035	1,791	500	52,744	40,016
Extraordinary losses	17,222	40,527	8	(23,313)	2,669
Income before income taxes	142,988	60,958	684	81,346	106,109
Income taxes, Current	12,573	6,787	8	5,778	905
Income taxes, Deferred	(9,244)	9,308	-	(18,552)	(77,836)
Unappropriated retained earnings brought forward	192,995	124,362	0	68,633	0
Unappropriated retained earnings inherited due to merger	-	-	-	-	398
Transfer from land revaluation excess	3,094	2,101	-	993	9,547
Unappropriated retained earnings at end of term (year)	335,749	171,326	676	163,747	192,987

(Notes) 1. Amounts less than one million yen have been omitted.

2. Amounts of March 31, 2003 do not include the former SMBC's profit/loss for the term from April 1, 2002 to March 16, 2003.

4. Market Value Information on SMBC's Securities < Non-consolidated >

[1] Securities

In addition to "Securities" stated in the non-consolidated interim balance sheet, the amounts below include trading securities, commercial paper and short-term corporate bonds (electronic CP) classified as "Trading assets" and negotiable certificates of deposit bought classified as "Cash and due from banks."

(1) Securities classified as trading purposes

(Millions of yen)

	As of and for the six months ended September 30, 2003	
	Balance sheet amount	Valuations gains (losses) included in profit/loss during the term
Securities classified as trading purposes	1,131,644	(77)

(2) Bonds classified as held-to-maturity with market value

(Millions of yen)

	As of September 30, 2003				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	509,230	498,081	(11,149)	884	12,034
Other	14,127	14,938	810	928	117
Total	523,358	513,019	(10,338)	1,813	12,152

(3) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	As of September 30, 2003		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	80,640	92,374	11,734

(4) Other securities with market value

(Millions of yen)

	As of September 30, 2003				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,515,543	2,984,611	469,067	562,844	93,776
Bonds	11,418,873	11,270,020	(148,852)	4,997	153,849
Japanese government bonds	10,578,990	10,446,499	(132,490)	2,191	134,682
Japanese local government bond	342,924	333,930	(8,994)	880	9,874
Japanese corporate bonds	496,958	489,590	(7,367)	1,925	9,292
Other	3,917,144	3,903,841	(13,303)	17,301	30,604
Change of purpose of holding	-	-	36	36	-
Total	17,851,561	18,158,473	306,948	585,179	278,230

(Notes)

1. Of the total net unrealized gains shown above, 22,029 million yen is included in this term's profit because of the application of fair value hedge accounting.

   As a result of applying fair value hedge accounting, the amount subject to inclusion in the stockholders' equity is 284,919 million yen and the actual amount included in the stockholder's equity under "Net unrealized gains on other securities" is 174,883 million yen (calculated by deducting deferred tax liabilities of 110,035 million yen from the 284,919 million yen).

2. Other securities with market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the this interim term. Valuation loss for this interim term was 310 million yen. The rule for determining "significant decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

(5) Other securities sold during the term

(Millions of yen)

	For the six months ended September 30, 2003		
	Sales amount	Gains on sales	Losses on sales
Other securities	15,420,673	137,702	93,572

(6) Securities with no available market value

(Millions of yen)

	As of September 30, 2003
Bonds classified as held-to-maturity	
Unlisted foreign securities	1,906
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,079,298
Stocks of affiliates	15,402
Other	20,456
Other securities	
Unlisted stocks (except OTC stocks)	302,682
Unlisted bonds	1,448,411
Unlisted foreign securities	169,776
Other	93,871

(7) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Millions of yen)

	As of September 30, 2003			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	over 10 years
Bonds	2,626,808	6,412,386	3,701,834	486,633
Japanese government bonds	2,499,426	4,889,242	3,083,952	483,108
Japanese local government bonds	1,298	151,694	180,405	533
Japanese corporate bonds	126,084	1,371,449	437,476	2,991
Other	299,542	2,889,352	398,761	444,325
Total	2,926,351	9,301,738	4,100,595	930,958

[2] Money Held in Trust

(1) Money held in trust classified as trading purposes

(Millions of yen)

	For the six months ended September 30, 2003	
	Balance sheet amount	Valuations gains (losses) included in profit/loss during the term
Money held in trust classified as trading purposes	7,443	-

(2) Other money held in trust

(Millions of yen)

	As of September 30, 2003				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	20,066	20,049	(16)	249	265

(Note) Net unrealized losses of 9 million yen (after the deduction of 6 million yen in deferred tax assets from the above 16 million yen in net unrealized losses) are included in "Net unrealized gains on other securities.

5. SMBC's Non-consolidated Statements of Trust Assets and Liabilities

(Millions of yen)

	September 30, 2003 (A)	September 30, 2002		Change (A+(B+C))	March 31, 2003 (D)	Change (A-D)
		former SMBC (B)	former Wakashio (C)			
Loans and bills discounted	19,100	-	-	19,100	35,080	(15,980)
Securities	3,001	-	-	3,001	-	3,001
Monetary claims	219,966	-	-	219,966	125,942	94,024
Other claims	0	-	-	0	-	0
Due from banking account	24,944	-	-	24,944	5,953	18,991
Total assets	267,013	-	-	267,013	166,976	100,037
Monetary trusts	22,127	-	-	22,127	35,080	(12,953)
Monetary claims trusts	209,545	-	-	209,545	112,952	96,593
Composit trusts	35,340	-	-	35,340	18,944	16,396
Total liabilities	267,013	-	-	267,013	166,976	100,037

臨 時 報 告 書

株式会社三井住友銀行

(501097)

臨 時 報 告 書

(証券取引法第24条の5第4項に基づく報告書)

関東財務局長殿

平成15年10月1日提出

会社名　株式会社 三井住友銀行

英訳名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川善文

本店の所在の場所　東京都千代田区有楽町1丁目1番2号　電話番号 東京 (03)3501-1111(大代表)

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同上　電話番号　同上

連絡者　同上

臨時報告書の写しを縦覧に供する場所

名称	所在地

証券取引法の規定による備置場所はありません。

(本書面の枚数　表紙共2枚)

Ⅰ　提 出 理 由

当行並びに当行連結子会社である株式会社関西銀行及びＳＭＢＣファイナンスサービス株式会社の取引先である株式会社森本組が、平成15年10月1日付で大阪地方裁判所に民事再生手続開始の申立を行いました。

これにより、同社向け債権について取立不能又は取立遅延のおそれが生じましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第2項第11号及び第18号の規定に基づき本報告書を提出するものであります。

Ⅱ　報 告 内 容

(1) 当該連結子会社の名称、住所及び代表者の氏名

商号	株式会社関西銀行
本社所在地	大阪市中央区心斎橋2丁目7番21号
代表者の氏名	伊藤　忠彦

商号	ＳＭＢＣファイナンスサービス株式会社
本社所在地	東京都港区新橋1丁目8番3号
代表者の氏名	宮本　啓三

(2) 当該債務者等の名称、住所、代表者の氏名及び資本金

商号	株式会社森本組
本社所在地	大阪市天王寺区夕陽丘町4番11号
代表者の氏名	森本　善英
資本金	2,601百万円

(3) 当該債務者等に生じた事実及びその事実が生じた年月日

株式会社森本組が平成15年10月1日付で大阪地方裁判所に民事再生手続開始の申立を行った。

(4) 当該債務者等に対する債権の種類及び金額

当行	貸出金	799億円
株式会社関西銀行	貸出金	7億円
ＳＭＢＣファイナンスサービス株式会社	貸出金	25億円
	買入金銭債権	116億円

(5) 当該事実が当該提出会社及び当該連結会社の事業に及ぼす影響

本件に伴い将来発生が予想される損失については平成15年9月期において必要な処理を行います。

以　　上

平成15年10月1日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

株式会社森本組に対する債権の取立不能又は取立遅延のおそれについて

当社子会社である株式会社三井住友銀行、株式会社関西銀行、ＳＭＢＣファイナンスサービス株式会社及び三井住友銀リース株式会社の取引先である株式会社森本組に下記の事実が発生し、同社に対する債権について一部取立不能又は取立遅延のおそれが生じましたので、お知らせいたします。

記

１．株式会社森本組の概要

(1) 所在地	大阪市天王寺区夕陽丘町4番11号
(2) 代表者の氏名	森本　善英
(3) 資本金	2,601百万円
(4) 事業の内容	建設業

２．発生事実

株式会社森本組が平成15年10月1日付で大阪地方裁判所に民事再生手続開始の申立を行った。

３．株式会社森本組に対する債権額

株式会社三井住友銀行	貸出金	799億円
株式会社関西銀行	貸出金	7億円
ＳＭＢＣファイナンスサービス株式会社	貸出金	25億円
	買入金銭債権	116億円
三井住友銀リース株式会社	リース債権	3億円

４．業績の見通し

本件に伴い将来発生が予想される損失については平成15年9月期において必要な処理を行いますが、本件に伴う業績予想の修正はありません。

なお、東京都外形標準課税訴訟に係る和解状況等を踏まえ、必要があれば、別途、業績予想の修正をいたします。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

(English Translation)

Sumitomo Mitsui Financial Group Announces
Possible Irrecoverability or Delayed Collection of Claims on MORIMOTO CORPORATION

TOKYO, October 1, 2003: Sumitomo Mitsui Financial Group, Inc. ('SMFG') announced today that its subsidiaries, Sumitomo Mitsui Banking Corporation, The Bank of Kansai, Ltd., SMBC Finance Co., Ltd. and SMBC Leasing Company, Limited may not be able to recover their claims on MORIMOTO CORPORATION ('the Company'), or the collection of the claims may be delayed, due to the fact occurring to the Company as described below.

1. Summary of the Company:

1) Address:	4-11 Yuhigaoka-cho, Tennoji-ku, Osaka
2) Representative:	Yoshihide Morimoto
3) Capital:	2,601 million Yen
4) Line of Business:	Construction

2. Relevant fact occurring to the Company:

The Company filed a petition for the commencement of civil rehabilitation proceedings on October 1, 2003 with the Osaka District Court.

3 Amount of claims to the Company:

Sumitomo Mitsui Banking Corporation

Loans	79.9 billion Yen

The Bank of Kansai, Ltd.

Loans	0.7 billion Yen

SMBC Finance Service Co., Ltd.

Loans	2.5 billion Yen
Debt purchased	11.6 billion Yen

SMBC Leasing Company, Limited

Lease assets	0.3 billion Yen

4. Forecast of SMFG's financial results:

The relevant losses will be charged in the amount deemed necessary for the six months ended September 30, 2003, but the financial forecasts, announced on May 26, 2003, is not revised.

Taking into consideration the progress of the compromise regarding the Tokyo Metropolitan Government's tax on large-scale banks, if necessary, SMFG will additionally announce a revision of financial forecasts.

平成15年10月2日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

東京都外形標準課税訴訟の訴訟上の和解に係る基本合意書の締結について

当社子会社である株式会社三井住友銀行（以下、「三井住友銀行」という）は、本日、東京都外形標準課税訴訟につき、東京都が本年度第３回都議会定例会に提出中の本件に係る条例改正案の成立・施行を前提に、最高裁判所において訴訟上の和解を行う旨、東京都および東京都知事と基本合意書を締結しましたので、お知らせいたします。

この和解成立により、三井住友銀行は東京都から還付税金（約382億円）及び還付加算金（約21億円）を受領する見込みです。

なお、当社の業績予想については、現在集計中でありますが、必要があれば、別途、修正の開示をいたします。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Basic Agreement Reached with Tokyo Metropolitan Government to Settle Large Bank Tax Lawsuits

Tokyo, October 2, 2003 --- Sumitomo Mitsui Financial Group, Inc. announced today that its subsidiary Sumitomo Mitsui Banking Corporation ("SMBC") had today reached a basic agreement with the Tokyo Metropolitan Government and the Tokyo Governor to make settlement-at-court ("soshoujou-no-wakai") at the Supreme Court regarding the Tokyo Metropolitan Government's tax on large banks. The settlement is subject to the enactment and implementation of the related draft ordinance revision being tabled at this year's third regular meeting of the Tokyo Metropolitan Assembly.

As a result, SMBC will receive a refunded tax of 38.2 billions yen and an interest on refund of 2.1 billion yen from the Tokyo Metropolitan Government.

SMFG will additionally announce a revision of financial forecasts, if necessary.

平成15年10月8日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

企業再生合弁会社の設立について

当社は、ゴールドマン・サックス証券会社（社長：持田昌典）および大和証券ＳＭＢＣプリンシパル・インベストメンツ株式会社（社長：大井正康）と協働して企業再生事業に本格進出するため、企業再生支援を目的とした合弁会社を共同して設立することに合意し、本日、覚書を締結しましたので、別紙のとおりお知らせします。

以　上

【本件に関するお問合せ先】
広報部　古舘　TEL:03－5512－2678

別　紙

平成１５年１０月８日

各　　位

株式会社 三井住友フィナンシャルグループ
ゴールドマン・サックス証券会社
大和証券SMBCﾌﾟﾘﾝｼﾊﾟﾙ・ｲﾝﾍﾞｽﾄﾒﾝﾂ 株式会社

企業再生合弁会社の設立について

株式会社三井住友フィナンシャルグループ（社長：西川 善文、／以下「ＳＭＦＧ」）、ゴールドマン・サックス証券会社（社長：持田昌典、／以下その関連会社を含み「ＧＳｸﾞﾙｰﾌﾟ」）および大和証券 SMBC ﾌﾟﾘﾝｼﾊﾟﾙ・ｲﾝﾍﾞｽﾄﾒﾝﾂ株式会社（社長：大井正康、／以下その関連会社を含み「大和証券 SMBCPI ｸﾞﾙｰﾌﾟ」）は、協働して企業再生事業に本格進出するため、企業再生支援を目的とした合弁会社を共同して設立することに合意し、本日、覚書を締結しましたのでお知らせします。

１．企業再生合弁会社設立の趣旨

企業再生合弁会社は、ＳＭＦＧが過半を出資し、ＧＳｸﾞﾙｰﾌﾟ、大和証券 SMBCPI ｸﾞﾙｰﾌﾟの出資を得て、三井住友フィナンシャルグループの一員として設立します。企業再生合弁会社は、事業素質は認められるものの借入過多等の要因により、財務リストラをはじめ事業の再構築を必要とする企業を対象として、ＳＭＦＧ、ＧＳｸﾞﾙｰﾌﾟ、大和証券 SMBCPI ｸﾞﾙｰﾌﾟの各グループのノウハウと人材を最大限活用し、企業再生を推進していくことを企図しています。

２．企業再生合弁会社及び債権買取ファンドの概要

ＧＳｸﾞﾙｰﾌﾟと大和証券 SMBCPI ｸﾞﾙｰﾌﾟが債権買取ファンドを組成し、株式会社三井住友銀行（以下「ＳＭＢＣ」）及びその他の金融機関から対象企業向けの債権を購入します。
企業再生合弁会社は、この買取った債権についての具体的な企業再生業務を債権買取ファンドから受託し、対象企業と協働して再建計画実現のため、日々のコンタクトは勿論のこと、投資銀行的な手法を含めた各種の手法を駆使して、原則３年以内の企業再生の実現を目指します。

＜企業再生合弁会社の概要＞

（１） 商号　：ＳＭＦＧ企業再生債権回収株式会社　（仮称）
（２） 本店所在地　：東京都港区
（３） 資本金　：５億円
（４） 出資比率　：ＳＭＦＧ　５２％　ＧＳｸﾞﾙｰﾌﾟ　２４％　大和証券SMBCPIｸﾞﾙｰﾌﾟ　２４％
（５） 設立時期　：平成１５年１１月予定
（関係当局の許可等を得ることを前提とします）

＜債権買取ファンドの概要＞

（１） 名称　：日本エンデバーファンド（仮称／ＧＳｸﾞﾙｰﾌﾟと大和証券 SMBCPIｸﾞﾙｰﾌﾟが組成）
（２） 買取対象債権　：ＳＭＢＣ及びその他の金融機関が保有する、企業再生が合理的に見込まれる企業向けの債権
（３） 購入資金　：匿名組合出資及び外部借入により調達
（４） 匿名組合出資　：ＧＳｸﾞﾙｰﾌﾟ　５８％　大和証券SMBCPIｸﾞﾙｰﾌﾟ　２９％　ＳＭＢＣ　１３％

以　上

【スキームの概要】


SMFG
ＧＳ
ｸﾞﾙｰﾌﾟ
大和証券
SMBCPI
ｸﾞﾙｰﾌﾟ
52%
24%
24%
日常のコンタクト
企業再生合弁会社
企業再生
対象企業
運営委託契約
人材投入
SMBC
再建計画の検証
追加融資の検討
コンサルティング
出口ﾘﾌｧｲﾅﾝｽ策の立案等
人材投入
ＧＳｸﾞﾙｰﾌﾟ
大和証券SMBCPI
ｸﾞﾙｰﾌﾟ
債権購入
債権買取ファンド
投資委員会
買取価格・出口戦略等の決定
他行
債権購入
貸出債権を時価により購入
外部借入
匿名組合出資
ＧＳｸﾞﾙｰﾌﾟ
大和証券SMBCPI
ｸﾞﾙｰﾌﾟ
ＳＭＢＣ

(English Translation)

Sumitomo Mitsui Financial Group to Establish Corporate Recovery Joint-Venture Company with Goldman Sachs and Daiwa Securities SMBC Principal Investments Co. Ltd.

Tokyo – October 8, 2003 – Sumitomo Mitsui Financial Group, Inc. announced that it signed today an agreement to jointly establish a Joint Venture Company for Corporate Recovery with Goldman Sachs (Japan) Ltd. and Daiwa Securities SMBC Principal Investments Co. Ltd. (see Appendix)

Appendix

FOR IMMEDIATE RELEASE

Sumitomo Mitsui Financial Group to Establish Corporate Recovery Joint-Venture Company with Goldman Sachs and Daiwa Securities SMBC Principal Investments Co. Ltd.

Tokyo – October 8, 2003 –Sumitomo Mitsui Financial Group, Inc. (Yoshifumi Nishikawa, President "SMFG"), Goldman Sachs (Japan) Ltd. (Masanori Mochida, President) (for "GS Group" including affiliates) and Daiwa Securities SMBC Principal Investments Co. Ltd. (Masayasu Ohi, President) (for "Daiwa Securities SMBC-PI Group" including affiliates) announced and signed today an agreement to jointly establish a Joint Venture Company for Corporate Recovery ("JV").

Purpose of the JV

The JV will be established as a Sumitomo Mitsui Financial Group subsidiary in which SMFG will own the majority equity. GS Group and Daiwa Securities SMBC-PI Group will each have equal equity participation. The three firms will work closely by contributing know-how, expertise and human resources in the rehabilitation and corporate recovery of companies seeking financial and business restructuring.

General Description of the JV and the Loan Purchase Fund

GS Group and Daiwa Securities SMBC-PI Group will form a loan purchase fund to purchase loans from Sumitomo Mitsui Banking Corporation ("SMBC") and other financial institutions. The loan purchase fund will delegate corporate recovery operations to the JV. Together with the target companies, the JV will develop and execute recovery plans with the aim of achieving recovery, as a general rule, within three years.

Profile of the JV

Name:	SMFG Corporate Recovery Servicer K.K. (tentative name)
Location of Head Office:	Minato-ku, Tokyo
Total Paid-in Capital:	JPY 500 million
Investment Ratio:	SMFG 52%; GS Group 24%; Daiwa Securities SMBC-PI Group 24%
Foundation:	November 2003 (subject to approval from the relevant authorities)

Profile of the Loan Purchase Fund

Name:	Japan Endeavor Fund (tentative name), to be formed jointly by GS Group and Daiwa Securities SMBC-PI Group
Target Loans:	From SMBC and other financial institutions
Funding for Purchase:	Tokumei Kumiai (similar to limited partnership) ("TK") and borrowings
Investment Ratio:	GS Group 58%; Daiwa Securities SMBC-PI Group 29%; SMBC 13%

[Scheme]



SMFG
GS Group
Daiwa SMBCPI Group
52%
24%
24%
JV for Corporate Recovery
Daily contact
Target Companies
SMBC
Human resources
Management Agreement
Verify recovery plan
Consider additional funding
Consultation
Devise exit refinancing plan
GS Group
Daiwa SMBCPI Group
Human resources
Loans
Loan Purchase Fund
Investment committee
Decide on purchase and exit strategy
Other banks
Loans
Loans
(Market value)
Borrowings
TK Investment
GS Group
Daiwa SMBCPI Group
SMBC

平成 15 年 10 月 8 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成 16 年 3 月期中間連結業績予想の修正について

当社子会社である株式会社三井住友銀行は、東京都外形標準課税訴訟の訴訟上の和解に係る基本合意（平成 15 年 10 月 2 日付）に基づき、東京都から還付税金及び還付加算金（合計約 403 億円）を受領いたしました。当該受領金については、当社の平成 16 年 3 月期中間連結決算において特別利益として計上いたします。

上記を主因として、前回公表しました平成 16 年 3 月期中間連結業績予想を次のとおり修正しますので、お知らせいたします。

（単位：億円）

	経常収益	経常利益	中間純利益
前回予想（平成15年5月）　(A)	16,500	1,700	800
今回修正予想　(B)	17,500	1,500	1,300
増減額　(B−A)	＋ 1,000	▲ 200	＋ 500

なお、当社単体の業績予想に修正はありません。また、平成 16 年 3 月期の通期業績予想につきましては、11 月下旬の中間決算発表日に公表する予定です。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03−5512−2678

（ご参考）

1．三井住友銀行の業績予想（平成16年3月期中間、単体）

（単位：億円）

	今回予想 (①)	前回予想 (②)	増減額 (①−②)
業務純益（一般貸倒引当前）	5,000	4,800	＋ 200
不良債権処理額	▲ 3,600	▲ 3,000	▲ 600
株式等損益	200	−	−
経常利益	1,100	1,000	＋ 100
中間純利益	1,300	500	＋ 800

	15/9末見込 (①)	15/3末実績 (②)	増減額 (①−②)
その他有価証券評価損益	3,080	▲ 179	＋ 3,259
株式	4,690	▲ 1,524	＋ 6,214
その他	▲ 1,610	1,345	▲ 2,955

（注）減損処理後

2．三井住友銀行の金融再生法開示債権の見込（平成15年9月末、単体）

（単位：億円）

	15/9末見込	15/3末実績	14/3末実績
金融再生法開示債権	40,000程度	52,613	59,203

16/3末計画 (年度期初策定)
39,000

◎15/3末比大幅に削減。ほぼ16/3末計画水準まで減少。

3．連結自己資本比率の見込（平成15年9月末）

	15/9末見込	15/3末実績
三井住友フィナンシャルグループ	10%台後半	10.10%

以　上

(English Translation)

Revision of Consolidated Earnings Forecasts for the Six Months Ended September 30, 2003

Tokyo, October 8, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that SMFG revised the consolidated earnings forecasts for the six months ended September 30, 2003 announced on May 26, 2003 mainly due to the reason below. SMFG's subsidiary Sumitomo Mitsui Banking Corporation ("SMBC") today received the refunded tax and interest on refund in the total amount of 40.3 billion yen from the Tokyo Metropolitan Government pursuant to the basic agreement regarding the Tokyo Metropolitan Government's tax on large banks (October 2, 2003). SMFG recognizes them as "Extraordinary gain" for the six months ended September 30, 2003. The outline of the revision is as follows:

(Billions of yen)

	Ordinary Income	Ordinary Profit	Net Income
Previous Forecasts (May 2003) (A)	1,650	170	80
Revised Forecasts (B)	1,750	150	130
Change (B-A)	100	(20)	50

SMFG's non-consolidated earnings forecasts for the six months ended September 30, 2003 are not revised.

SMFG's consolidated earnings forecasts for the fiscal year ending March 31, 2004 will be published at the announcement of its financial results for the six months ended September 30, 2003 scheduled in late November 2003.

Appendix

1. SMBC's Earnings Forecast for the Six Months Ended September 30, 2003 (Non-consolidated)

(Billions of yen)

	Revised Estimate (1)	Previous Estimate (Published in May 2003) (2)	Change (1) – (2)
Banking Profit (excluding transfer to general reserve for possible loan losses)	500	480	20
Total Credit Cost	(360)	(300)	(60)
Net Gains on Stocks	20	–	–
Ordinary Profit	110	100	10
Net Income	130	50	80

	September 30, 2003 (estimates) (1)	March 31, 2003 (actual) (2)	Change (1) – (2)
Net Unrealized Gains on Other Securities (after imparement)	308	(17.9)	325.9
Stocks	469	(152.4)	621.4
Other	(161)	134.5	(295.5)

2. Estimates of SMBC's Problem Assets under the Financial Reconstruction Law (as of September 30, 2003; Non-consolidated)

(Billions of yen)

	September 30, 2003 (estimates)	March 31, 2003 (actual)	March 31, 2002 (actual)
SMBC's Problem Assets under the Financial Reconstruction Law	Approximately 4,000	5,261.3	5,920.3

Target for March 31, 2004 (initial estimates; planned at beginning of this fiscal year)
3,900

Problem assets have sharply decreased as compared with March 31, 2003 and almost reached the initially targeted level of March 31, 2004 that had been planned at beginning of this fiscal year.

3. Estimates of Consolidated Capital Ratio (as of September 30, 2003)

	September 30, 2003 (estimates)	March 31, 2003 (actual)
Sumitomo Mitsui Financial Group, Inc.	Approx. 10.5 - 11.0 %	10.10 %

平成15年10月8日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

東京都外形標準課税訴訟に係る訴訟上の和解の成立について

当社子会社である株式会社三井住友銀行は、本日、東京都外形標準課税訴訟につき、最高裁判所において東京都および東京都知事と訴訟上の和解を行い、訴訟を取り下げましたので、お知らせいたします。

東京都から受領しました還付税金及び還付加算金（合計約403億円）については、当社の平成16年3月期中間連結決算において特別利益として計上いたします。

なお、当期業績予想については、別途、本日公表しております。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Exhibit A3(e)
(English Translation)

Settlement Reached with Tokyo Metropolitan Government Regarding Large Bank Tax Lawsuits

Tokyo, October 8, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that its subsidiary Sumitomo Mitsui Banking Corporation today at the Supreme Court made settlement-at-court ("soshoujou-no-wakai") with the Tokyo Metropolitan Government and the Tokyo Governor and withdrawn their complaints regarding the Tokyo Metropolitan Government's tax on large banks.

As a result, SMFG recognizes the refunded tax and interest on refund in the total amount of 40.3 billion yen as "Extraordinary gain" for the six months ended September 30, 2003.

SMFG announces today another press release on revision of earnings forecast.

平成 15 年 10 月 27 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社みなと銀行）の平成 15 年 9 月中間期業績予想の修正について

当社の連結子会社である株式会社みなと銀行が、平成 15 年 5 月の決算発表時に公表した平成 15 年 9 月中間期（平成 15 年 4 月 1 日～平成 15 年 9 月 30 日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：03－5512－2678

平成１５年１０月２７日

各　位

会社名　株式会社　みなと銀行
代表者名　取締役頭取　西村　忠禧
コード番号　8543 東証第一部・大証第一部
問合せ先　常務執行役員企画部長 竹内 健二
(TEL 078-333-3224)

平成１５年9月中間期の業績予想の修正について

平成１５年9月中間期業績予想を下記のとおり修正しますのでお知らせいたします。

記

１．業績予想数値の修正(平成15年4月1日～平成15年9月30日)

【単体】　(単位：百万円)

	経常収益	経常利益	中間純利益
前回発表予想　(A)	31,200	3,600	1,000
今回修正予想　(B)	38,800	3,600	1,100
増減額　(B)－(A)	+7,600	0	+100
増減率(%)	+24.3%	0.0%	+10.0%
前期実績(14年9月期)	36,240	3,683	1,246

【連結】　(単位：百万円)

	経常収益	経常利益	中間純利益
前回発表予想　(A)	33,900	3,600	1,000
今回修正予想　(B)	41,600	4,800	1,900
増減額　(B)－(A)	+7,700	+1,200	+900
増減率(%)	+22.7%	+33.3%	+90.0%
前期実績(14年9月期)	39,063	3,439	640

前回発表予想は平成15年5月26日の平成15年3月期決算発表時に公表した数値です。

２．修正の理由

債券・株式売却益等の増加を主因として、経常収益は当初予想より増益となる見込みでありますが、一方で与信関連費用の増加等により、経常利益、中間純利益は単体でほぼ予想通り、連結では増益となる見込みであります。

３．平成16年3月期の業績予想

通期の業績予想につきましては、11月に予定しております中間決算発表時に改めてお知らせいたします。

以　上

Revision of Earnings Forecast for the Six Months Ended September 30,2003 by Its Consolidated Subsidiary, The Minato Bank, Limited

TOKYO, October 27, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that its consolidated subsidiary, The Minato Bank, Limited, revised its earnings forecast for the six months ended September 30, 2003 initially announced on May 26, 2003. (see Appendix)

(Appendix)

Minato Bank Announces
Revision of Earnings Forecast for the Six Months Ended September 30, 2003

KOBE, Japan, October 27, 2003 --- The Minato Bank, Limited ("Minato Bank") announced today the revision of its previous earnings forecast for the six months ended September 30, 2003.

1. Revision of Previous Earnings Forecast (for the six months ended September 30, 2003)

(Non-consolidated) (Millions of Yen)

	Total Income	Operating Profit (Loss)	Net Income (Loss)
Previous Forecast (A)	31,200	3,600	1,000
Revised Forecast (B)	38,800	3,600	1,100
Difference (B) − (A)	7,600	0	100
Percent Change	24.3%	0.0%	10.0%
(Ref.) Previous 1st Half	36,240	3,683	1,246

(Consolidated) (Millions of Yen)

	Total Income	Operating Profit (Loss)	Net Income (Loss)
Previous Forecast (A)	33,900	3,600	1,000
Revised Forecast (B)	41,600	4,800	1,900
Difference (B) − (A)	7,700	1,200	900
Percent Change	22.7%	33.3%	90.0%
(Ref.) Previous 1st Half	39,063	3,439	640

(Note) Previous forecast was published on May 26, 2003.

2. Reason for Revision

Increase in total income from the previous forecast is mainly due to higher gains on sale of bonds and equity securities. On the other hand, due to greater credit costs and other factors, operating profit and net income on a non-consolidated basis will be mostly the same as previously forecasted, while both of them will be higher on a consolidated basis.

3. Earnings Forecast for the Fiscal Year ended March 31, 2004

The earnings forecast for the fiscal year ended March 31, 2004 will be published at the announcement of financial results for the six months ended September 30, 2003 scheduled in November 2003.

Exhibit A3(g)

平成１５年１０月３１日

各　位

株式会社　三井住友フィナンシャルグループ
（コード番号８３１６）

三井鉱山株式会社の再生支援について

当社子会社の株式会社三井住友銀行(以下、三井住友銀行という)は、取引先である三井鉱山株式会社(以下、三井鉱山という)・三井鉱山コークス株式会社・三井鉱山物流株式会社・三井石炭鉱業株式会社の事業再生に関し、平成 15 年 9 月 1 日に株式会社産業再生機構(以下、機構という)から支援決定を受けておりましたが、本日、計画を一部修正の上、同社グループと連名で機構法第２２条に基づく再生支援の申込を改めて行い、同日、その支援決定を受けました。

三井住友銀行は、他関係者の事業再生計画への同意を条件として、三井鉱山等に対し金融支援を行う予定でありますが、平成 15 年 9 月 1 日付で公表した支援内容を下記の通り一部修正致しました。今後、同社事業再生計画の実現のため、主力行として機構とともに支援をして参りますので、お知らせ致します。

記

1. 金融支援の内容(予定)

	修正前	修正後	備考
債権放棄	約 425 億円	同左(不変)	支援申込 4 社合計
増資引受	約 100 億円	約 270 億円	三井鉱山の普通株式転換予約権付無議決権優先株式

2. 業績の見通し

本件に伴う平成16年3月期中間業績予想(本年10月8日に公表)の変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

(English Translation)

Sumitomo Mitsui Financial Group Announces Support for Mitsui Mining Company's Revitalization

TOKYO, October 31, 2003: Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today the following.

On September 1, 2003, Sumitomo Mitsui Banking Corporation ("SMBC") received an approval notice from the Industrial Revitalization Corporation of Japan ("IRCJ") for support in revitalizing Mitsui Mining Company, Limited ("Mitsui Mining Co."), Mitsui Mining Coke Company, Limited, Mitsui Mining Logistics Corporation and Mitsui Coal Mining Company, Limited.

SMBC today jointly submitted an application based on Clause 22 of IRCJ Act together with Mitsui Mining Co. and other group companies once again due to the revision of the part of their revitalization plan, and received an approval notice of support from IRCJ regarding this revised plan.

SMBC has revised the contents of the financial support announced on September 1, 2003, as shown below, and is expected to effect the support to Mitsui Mining Co. and other group companies on the condition that other related parties shall approve the revitalization plan. SMBC, as the main bank, shall take part in the support together with the IRCJ, in order to realize the revitalization plan.

1. Details of the Planned Financial Support

	Before	After	Note
Debt Forgiveness	Approximately Yen 42,500 million	Unchanged	Total being applied for by 4 companies
Subscription of Capital	Approximately Yen 10,000 million	Approximately Yen 27,000 million	Convertible preferred stock with non-voting rights

2. SMFG's Earnings Forecast

SMFG's earnings forecast for the first half of fiscal year ending March 31, 2004, announced on October 8, 2003, is not revised.

Exhibit A5(ii)

平成 15 年 10 月 31 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西銀行）の
平成 16 年 3 月期中間業績予想の修正について

当社の連結子会社である株式会社関西銀行が、平成 15 年 5 月の決算発表時に公表した平成 16 年 3 月期中間業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：03－5512－2678

（ご参考）

1．平成16年3月期中間単体業績予想

（単位：億円）

	前回予想（①）	今回予想（②）	増減額（②−①）
コア業務純益	55	62	+7
不良債権処理額(一般貸倒引当金含む)	△25	△40	△15
経常利益	20	25	+5
中間純利益	10	16	+6

（注）コア業務純益＝業務純益 − 一般貸倒引当金繰入額 − 債券関係損益

2．主要計数

（単位：億円）

	平成11年9月期 実 績	平成12年9月期 実 績	平成13年9月期 実 績	平成14年9月期 実 績	平成15年9月期 見 込
コア業務純益	37	47	52	52	62
業務純益	29	62	56	58	81
経常利益	13	42	23	26	25
中間純利益	7	23	12	13	16
コアＲＯＡ	0.64%	0.82%	0.88%	0.83%	0.92%
コアＲＯＥ	19.8%	23.9%	24.2%	24.8%	27.8%
コアＯＨＲ	70.1%	63.8%	61.6%	61.3%	57.6%
円・預金残高	9,838	10,170	9,903	10,977	12,076
うち　個人預金	6,728	6,583	6,771	7,141	7,572
円・貸出金残高	8,804	8,463	8,863	9,295	10,252
うち　住宅ローン	1,865	2,139	2,376	2,742	3,225

年増率					
円・預金残高	10.6%	3.3%	△2.6%	10.8%	10.0%
うち　個人預金	1.2%	△2.1%	2.8%	5.4%	6.0%
円・貸出金残高	1.0%	△3.8%	4.7%	4.8%	10.2%
うち　住宅ローン	0.0%	14.6%	11.1%	15.3%	17.6%

3．その他有価証券評価損益

（単位：百万円）

	平成15年3月	平成15年9月
その他有価証券評価損益	△807	△617

以　上

(English Translation)

Revision of Earnings Forecast for the Six Months Ended September 30, 2003 by SMFG's Consolidated Subsidiary, The Bank of Kansai, Ltd.

TOKYO, October 31, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that its consolidated subsidiary, The Bank of Kansai, Ltd., revised its earnings forecast for the six months ended September 30, 2003 initially announced on May 26, 2003. (see Appendix)

(Appendix)

The Bank of Kansai, Ltd. Announces
Revision of Earnings Forecast for the Six Months Ended September 30, 2003

OSAKA, Japan, October 31, 2003--- The Bank of Kansai, Ltd. announced today the revision of its previous earnings forecast for the six months ended September 30, 2003 initially announced on May 26, 2003.

1. Revision of Earnings Forecast (for the six months ended September 30, 2003)

(Consolidated) (Millions of Yen)

	Total Income	Operating Profit	Net Income
Previous Forecast (A)	21,600	2,400	1,200
Revised Forecast (B)	**24,300**	**2,570**	**1,400**
Difference (B)−(A)	2,700	170	200
Percentage Change	12.5%	7.0%	16.6%
(Ref.) Previous 1st Half	21,673	3,365	1,719

(Non-consolidated) (Millions of Yen)

	Total Income	Operating Profit	Net Income
Previous Forecast (A)	16,400	2,000	1,000
Revised Forecast (B)	**18,900**	**2,470**	**1,600**
Difference (B)−(A)	2,500	470	600
Percentage Change	15.2%	23.5%	60.0%
(Ref.) Previous 1st Half	16,096	2,599	1,269

2. Reason for Revision

<Non-consolidated>

Total Income is expected to increase by 2,804 million yen (+17.4%) from the six months ended September 30, 2002 and 2,500 million yen (+15.2%) from the previous forecast mainly due to a steady increase in loans of 93.6 billion yen (+10.0% from September 30, 2002) and gains on sales of bonds and equity securities.

Core banking profit is expected to hit a fourth consecutive term record of 6,160 million yen in the six months ended September 30, 2003, an increase of 964 million yen (+18.5%) from the six months ended September 30, 2002 and 660 million yen (+12.0%) from the previous estimate, thanks to a steady increase in loans to consumers (centered on mortgage loans) and small companies.

Due to the reasons above, Operating profit and Net income on a non-consolidated basis will increase from the previous forecast.

<Consolidated>

The consolidated estimates are also revised in line with the above revision of the non-consolidated estimates.

Both the non-consolidated and consolidated capital ratios are expected to be approximately 8.3%.

The earnings forecast for the fiscal year ending March 31, 2004 will be announced at the time of announcement of the financial results for the six months ended September 30, 2003 scheduled in late-November 2003.

(References)

1. Earnings Forecast for the six months ended September 30, 2003 (Non-consolidated)

(Billions of yen)

	Previous Estimate (1)	Revised Estimate (2)	Change (2)-(1)
Core Banking Profit (*)	5.5	6.2	0.7
Total Credit Cost	(2.5)	(4.0)	(1.5)
Operating profit	2.0	2.5	0.5
Net Income	1.0	1.6	0.6

(*) Core Banking Profit= Banking Profit – Transfer to General Reserve for Possible Loan Losses – Gains (Losses) on Bonds

2. Major Indicators

(Billions of Yen)

	1999/9 Actual	2000/9 Actual	2001/9 Actual	2002/9 Actual	2003/9 Estimate
Core Banking Profit	3.7	4.7	5.2	5.2	6.2
Banking Profit	2.9	6.2	5.6	5.8	8.1
Operating Profit (loss)	1.3	4.2	2.3	2.6	2.5
Net Income (loss)	0.7	2.3	1.2	1.3	1.6
Core ROA	0.64%	0.82%	0.88%	0.83%	0.92%
Core ROE	19.8%	23.9%	24.2%	24.8%	27.8%
Core OHR	70.1%	63.8%	61.6%	61.3%	57.6%
Yen Deposits	983.8	1,017.0	990.3	1,097.7	1,207.6
Of which, Individuals' Deposits	672.8	658.3	677.1	714.1	757.2
Yen Loans	880.4	846.3	886.3	929.5	1,025.2
Of which, Mortgage Loans	186.5	213.9	237.6	274.2	322.5
(Year-on-year Change)					
Yen Deposits	10.6%	3.3%	(2.6%)	10.8%	10.0%
Of which, Individuals' Deposits	1.2%	(2.1%)	2.8%	5.4%	6.0%
Yen Loans	1.0%	(3.8%)	4.7%	4.8%	10.2%
Of which, Mortgage Loans	0.0%	14.6%	11.1%	15.3%	17.6%

3. Unrealized Gains(Losses) on Other Securities

(Millions of yen)

	March 31, 2003	September 30, 2003
Unrealized Gains(Losses) on Other Securities	(807)	(617)

平成15年10月31日

各　位

株式会社　三井住友フィナンシャルグループ
（コード番号８３１６）

当社連結子会社（株式会社さくらケーシーエス）の
平成15年度業績予想の修正について

当社の連結子会社である株式会社さくらケーシーエスが、平成15年5月23日の決算発表時に公表した平成15年度中間期（平成15年4月1日～平成15年9月30日）及び平成15年度通期（平成15年4月1日～平成16年3月31日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成15年10月31日

各　位

会社名　株式会社さくらケーシーエス
代表者名　取締役社長　小川恵三
コード番号　4761　（大証第二部）
問合せ先　取締役経営企画部長　田中秀明
TEL (078) 391-6571

業績予想の修正に関するお知らせ

最近の業績動向等を踏まえ、平成15年5月23日の決算発表時に公表した業績予想を下記のとおり修正します。

記

1．平成16年3月期中間業績予想数値の修正（平成15年4月1日～平成15年9月30日）

【連結】　（単位：百万円）

	売上高	経常利益	中間純利益
前回発表予想（A）	12,300	290	150
今回修正予想（B）	11,485	113	95
増減額（B－A）	▲815	▲177	▲55
増減率（%）	▲6.6%	▲61.0%	▲36.7%
前年中間期（平成14年9月中間期）実績	12,486	369	79

【単体】　（単位：百万円）

	売上高	経常利益	中間純利益
前回発表予想（A）	12,000	280	145
今回修正予想（B）	11,181	67	67
増減額（B－A）	▲819	▲213	▲78
増減率（%）	▲6.8%	▲76.1%	▲53.8%
前年中間期（平成14年9月中間期）実績	12,155	324	68

2．平成16年3月期通期業績予想数値の修正（平成15年4月1日～平成16年3月31日）

【連結】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	25,000	730	320
今回修正予想（B）	23,900	510	260
増減額（B－A）	▲1,100	▲220	▲60
増減率（%）	▲4.4%	▲30.1%	▲18.8%
前期（平成15年3月期）実績	24,948	731	90

【単体】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	24,450	710	310
今回修正予想（B）	23,300	450	225
増減額（B－A）	▲1,150	▲260	▲85
増減率（%）	▲4.7%	▲36.6%	▲27.4%
前期（平成15年3月期）実績	24,322	649	93

3．修正の理由

平成 15 年 9 月中間期は、不動産登記簿電算化ビジネスの減少と銀行の業務集約化の影響等によるシステム運用管理の減少を見込み、前年同期比減収・減益の予想をたてておりました。

第 1 四半期（4～6 月）については、ほぼ当初の予想に沿った業績で推移しましたが、第 2 四半期（7～9 月）に入り、情報化投資抑制による商談延伸や競争激化並びに低価格化の影響から、システム構築及びシステム機器販売が予想を大幅に下回ったため、9 月中間期の売上高、経常利益、中間純利益とも未達となる見通しであります。

下半期につきましては、遅れておりました商談の獲得や自治体合併関連のビジネスが進みつつあるものの、依然として需要面および価格面での不透明な要素があることを踏まえて、当初予想比約 1 割程度の減益を見込んでおります。

なお、中間配当については、従来の水準（1 株当たり 5 円）を維持する方針であります。

［品目別売上高］　　　　　　（単位：百万円）

	第 1 四半期		第 2 四半期		中間期	
	4～6 月	(予想比)	7～9 月	(予想比)	4～9 月	(予想比)
システム構築	1,814	(58)	3,754	(▲336)	5,568	(▲278)
システム運用管理	1,190	(12)	1,365	(▲103)	2,555	(▲91)
その他の情報サービス	462	(▲33)	501	(38)	964	(5)
システム機器販売	1,158	(17)	1,237	(▲469)	2,396	(▲452)
合　計	4,626	(54)	6,859	(▲870)	11,485	(▲815)

以　上

(English Translation)

Revision of Fiscal Year 2003 Earnings Forecast by SMFG's Consolidated Subsidiary, Sakura KCS Corporation

TOKYO, October 31, 2003--- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that its consolidated subsidiary, Sakura KCS Corporation, revised its earnings forecasts for the fiscal year ending March 31, 2004 and the six months ended September 30, 2003 initially announced on May 23, 2003. (see Appendix)

3 . Reason for Revision

Sakura KCS had expected revenues and profits to decline in the six months ended September 30, 2003 due to weaker real estate registration system business, and weaker hardware management business due to banks' centralizing their operations. Though the financial results in the first quarter (April - June) were in line with the initial forecast, in the second quarter (July - September), business negotiations were postponed, competition intensified, and prices fell as customers kept down capital spending on information systems, resulting in much greater-than-expected reduction in revenues from system consulting and hardware sales. Consequently, it expects first half revenues, operating profit and net income to have been lower than initially expected.

Though the postponed business negotiations are back on track and business related to merger of municipalities and other self-governing entities is expanding, Sakura KCS expects the second half to show weaker results (about 10% lower than the initial estimates) given the uncertain demand and price outlook.

Sakura KCS intends to maintain the interim-dividend of 5 yen per share.

[Breakdown of 1st half revenues] (Millions of Yen)

	1st quarter		2nd quarter		1st half	
	April – June	vs estimate	July – Sept.	vs estimate	April – Sept.	vs estimate
Systems consulting	1,814	58	3,754	(336)	5,568	(278)
System management service	1,190	12	1,365	(103)	2,555	(91)
Other services	462	(33)	501	38	964	5
Hardware sale	1,158	17	1,237	(469)	2,396	(452)
Total	4,626	54	6,859	(870)	11,485	(815)

平成15年11月5日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

企業再生合弁会社設立のお知らせ

当社は、ゴールドマン・サックス証券会社（社長：持田昌典）、大和証券ＳＭＢＣプリンシパル・インベストメンツ株式会社（社長：大井正康）および日本政策投資銀行（総裁：小村武）と協働して企業再生事業に本格進出するため、企業再生支援を目的とした合弁会社を共同して設立しましたので、別紙のとおりお知らせします。

以　上

【本件に関するお問合せ先】
広報部　古舘　TEL:03－5512－2678

【本件に関するお問合せ先】

株式会社三井住友フィナンシャルグループ	広報部　古舘　TEL：03－5512－2678
ゴールドマン・サックス証券会社	広報部　オーランド・カマーゴ　TEL：03－6437－1609
大和証券ＳＭＢＣ株式会社	経営企画部　広報課　秋屋　TEL：03－5533－7040
日本政策投資銀行	事業再生部　富井・八田　TEL：03－3244－1351

Establishment of Corporate Recovery Joint-Venture Company with Goldman Sachs, Daiwa Securities SMBC Principal Investments and Development Bank of Japan

Tokyo, November 5, 2003 — Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that it established a Joint Venture Company for Corporate Recovery with Goldman Sachs (Japan) Ltd., Daiwa Securities SMBC Principal Investments Co. Ltd. and Development Bank of Japan. (see Appendix)

Appendix

FOR IMMEDIATE RELEASE

Corporate Recovery Joint-Venture Company Established by Sumitomo Mitsui Financial Group, Goldman Sachs, Daiwa Securities SMBC Principal Investments and Development Bank of Japan

Tokyo – 5 November 2003 – Sumitomo Mitsui Financial Group, Inc. (Yoshifumi Nishikawa, President "SMFG"), Goldman Sachs (Japan) Ltd. (Masanori Mochida, President) (for "GS Group" including its affiliates), Daiwa Securities SMBC Principal Investments Co. Ltd. (Masayasu Ohi, President) (for "Daiwa Securities SMBC-PI Group" including affiliates) and Development Bank of Japan (Takeshi Komura, Governor "DBJ") have today established a Joint Venture Company for Corporate Recovery ("JV") based on an agreement to work closely in rehabilitation and corporate recovery of companies seeking financial and business restructuring.

On October 8, 2003, SMFG, GS Group and Daiwa Securities SMBC-PI Group signed and announced an agreement to establish a corporate recovery JV. At the request from the three companies, DBJ, an active participant in the corporate recovery business, has agreed to join the JV. DBJ will participate in the JV's equity investment and dispatch a director in order to offer know-how in the rehabilitation and corporate recovery of companies to the JV. DBJ is also in discussions about providing financing to the related Loan Purchase Fund (LPF). As also announced on October 8, the LPF will be formed by GS Group and Daiwa Securities SMBC-PI Group, and will delegate corporate recovery operations to the JV.

Profile of the JV

Name:	SMFG Corporate Recovery Servicer Co., Ltd
Foundation:	November 5, 2003
Location of the Head Office:	Minato-ku, Tokyo
Representative:	Koichi Maeda, President (former Managing Director of Sumitomo Mitsui Banking Corporation)
Total Paid-in Capital:	JPY 500 million
Shareholders' Equity:	JPY 750 million
Investment Ratio:	SMFG 52%; GS Group 16%; Daiwa Securities SMBC-PI Group 16%; DBJ 16%
Number of Employees Upon Inauguration:	Approx. 20

平成 15 年 11 月 25 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成 16 年 3 月期連結業績予想の修正について

当社は、当社子会社である株式会社三井住友銀行が受領した東京都銀行税に係る還付税金及び還付加算金（合計約 403 億円）を特別利益に計上することを主因として、平成 15 年 5 月の決算発表時に公表した平成 16 年 3 月期連結業績予想（平成 15 年 4 月 1 日～平成 16 年 3 月 31 日）を次のとおり修正しますので、お知らせいたします。

（単位：億円、％）

		経常収益	経常利益	当期純利益
前回予想（平成 15 年 5 月）	(A)	33,000	3,200	1,500
今回修正予想	(B)	35,000	3,200	2,300
増　減　額	(B)-(A)	2,000	―	800
増　減　率	(%)	6.1	―	53.3

なお、当社単体の業績予想に修正はありません。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Exhibit A3(k)
(English Translation)

Revision of Consolidated Earnings Forecast for the Year Ending March 31, 2004

Tokyo, November 25, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today its revision of the consolidated earnings forecast for the year ending March 31, 2004 announced on May 26, 2003, mainly because SMFG's subsidiary Sumitomo Mitsui Banking Corporation accounts for the tax refund and the interest on the refund regarding the Tokyo Metropolitan Government's tax on large banks (total amount of 40.3 billion yen) as "Extraordinary gains" for the year ending March 31, 2004.

(Billions of yen, %)

	Ordinary Income	Ordinary Profit	Net Income
Previous Forecasts (May 2003) (A)	3,300.0	320.0	150.0
Revised Forecasts (B)	3,500.0	320.0	230.0
Change (B-A)	200.0	–	80.0
Percentage change (%)	6.1	–	53.3

SMFG's non-consolidated earnings forecast for the year ending March 31, 2004 is not revised.

平成 15 年 11 月 25 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西銀行）の平成 16 年 3 月期業績予想の修正について

当社の連結子会社である株式会社関西銀行が、平成 15 年 5 月の決算発表時に公表した平成 16 年 3 月期業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成15年11月25日

各　位

会社名　株式会社　関西銀行
代表者名　頭　取　伊藤　忠彦
（コード番号　8545　大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6213-0213（代表）

平成16年3月期業績予想の修正に関するお知らせ

1．業績予想の修正

平成15年5月26日に発表いたしました平成16年3月期業績予想について、下記のとおり修正いたします。

(1)連結業績予想の修正（平成15年4月1日～平成16年3月31日）

（単位：百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	44,000	5,700	1,900
今回修正（B）	59,000	14,600	5,000
増減額（B－A）	15,000	8,900	3,100
増減率（%）	34.1%	156.1%	163.2%
前期実績(平成15年3月期)	43,265	4,356	1,489

(2)単体業績予想の修正（平成15年4月1日～平成16年3月31日）

（単位：百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	33,500	5,500	2,300
今回修正（B）	38,000	8,800	18,000
増減額（B－A）	4,500	3,300	15,700
増減率（%）	13.4%	60.0%	682.6%
前期実績(平成15年3月期)	32,531	4,709	2,100

2．修正の理由

当行は、株主の承認と関係当局の認可を前提に株式会社関西さわやか銀行と平成16年2月1日に合併する予定でありますが、その合併に先立ち平成15年7月1日付で関西さわやか銀行の発行済株式の80%を取得し連結子会社としております。

従いまして、平成16年3月期決算は、関西さわやか銀行の業績が、連結上は平成15年10月1日以降平成16年1月31日迄、単体上は平成16年2月1日以降それぞれ加算されるため、経常収益・経常利益・当期純利益いずれも前回予想を大きく上回り、業績予想の修正を行なうものであります。

以　上

Exhibit A3(l)
(English Translation)


SEC MAIL PROCESSING
RECEIVED
DEC 2 3 2003
WASH. D.C.
158
SECTION

Revision of Earnings Forecast for Fiscal Year 2003
by Consolidated Subsidiary, The Bank of Kansai, Ltd.

TOKYO, November 25, 2003 --- Sumitomo Mitsui Financial Group, Inc. announced today that its consolidated subsidiary, The Bank of Kansai, Ltd., revised its earnings forecast for the fiscal year 2003 ending March 31, 2004 announced on May 26, 2003 (see Appendix).

(Appendix)

The Bank of Kansai, Ltd. Announces
Revision of Earnings Forecast for Fiscal Year 2003

OSAKA, Japan, November 25, 2003--- The Bank of Kansai, Ltd. announced today its revision of earnings forecast for the fiscal year ending March 31, 2004 announced on May 26, 2003 as follows:

1. Revision of earnings forecast (Fiscal year ending March 31,2004)

(Consolidated) (Millions of Yen)

	Total Income	Operating Profit	Net Income
Previous Forecast (A)	44,000	5,700	1,900
Revised Forecast (B)	59,000	14,600	5,000
Difference (B)-(A)	15,000	8,900	3,100
Percentage Change	34.1%	156.1%	163.2%
(Ref.) Year ended March 31, 2003	43,265	4,356	1,489

(Nonconsolidated) (Millions of Yen)

	Total Income	Operating Profit	Net Income
Previous Forecast (A)	33,500	5,500	2,300
Revised Forecast (B)	38,000	8,800	18,000
Difference (B)-(A)	4,500	3,300	15,700
Percentage Change	13.4%	60.0%	682.6%
(Ref.) Year ended March 31, 2003	32,531	4,709	2,100

2. Reason for Revision

The Bank of Kansai will merge with The Kansai Sawayaka Bank on February 1, 2004 on the condition of obtaining the approval of shareholders and the regulatory authorities. In advance of the merger, The Bank of Kansai acquired 80% of the outstanding shares of The Kansai Sawayaka Bank.

Due to the addition of The Kansai Sawayaka Bank's results to The Bank of Kansai's consolidated results for the period from October 1, 2003 to January 31, 2004, and to The Bank of Kansai's nonconsolidated results from February 1, 2004, The Bank of Kansai greatly revised its total income, operating profit, and net income forecast for fiscal 2003.

平成 15 年 11 月 25 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社みなと銀行）の平成 16 年 3 月期業績予想の修正について

当社の連結子会社である株式会社みなと銀行が、平成 15 年 5 月の決算発表時に公表した平成 16 年 3 月期業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：03－5512－2678

平成15年11月25日

各　　位

会　社　名　　株式会社 みなと銀行
代表者名　　取締役頭取　西村　忠禧
コード番号　　8543 東証第一部・大証第一部
問合せ先　　常務執行役員企画部長 竹内 健二
(TEL 078-333-3224)

平成16年3月期業績予想の修正について

債券・株式売却益等の増加を主因として、経常収益は当初予想より増益となる見込みであること等により、平成15年度通期の業績予想を下記のとおり修正いたします。

記

平成15年度通期(平成15年4月1日～平成16年3月31日)の業績予想数値の修正

【単体】　　(単位：百万円)

	経常収益	経常利益	当期純利益
前回発表予想 (A)	62,200	6,800	2,000
今回修正予想 (B)	70,000	7,000	2,000
増減額 (B)−(A)	+7,800	+200	0
増減率(%)	+12.5%	+2.9%	0.0%
前期実績(15年3月期)	70,134	7,133	1,120

【連結】　　(単位：百万円)

	経常収益	経常利益	当期純利益
前回発表予想 (A)	67,500	7,500	2,000
今回修正予想 (B)	76,000	7,200	2,000
増減額 (B)−(A)	+8,500	△ 300	0
増減率(%)	+12.6%	△4.0%	0.0%
前期実績(15年3月期)	75,846	4,613	1,969

前回発表予想は平成15年5月26日の平成15年3月期決算発表時に公表した数値です。

以　上

(English Translation)

Revision of Earnings Forecast For Fiscal Year 2003 by Consolidated Subsidiary, The Minato Bank, Limited

TOKYO, November 25, 2003--- Sumitomo Mitsui Financial Group, Inc. announced today that its consolidated subsidiary, The Minato Bank, Limited, revised its earnings forecast for the fiscal year 2003 ending March 31, 2004 announced on May 26, 2003 (see Appendix).

<Appendix>

Minato Bank Announces
Revision of Earnings Forecast for Fiscal Year 2003

KOBE, Japan, November 25, 2003--- The Minato Bank, Limited announced today its revision of earnings forecast for the fiscal year ending March 31, 2004 as follows, because Total Income is expected to increase from the previous forecast mainly due to increase of gains on sale of bonds and equity securities.

Revision of earning forecast (Fiscal year ending March 31, 2004)

(Non-consolidated) (Millions of Yen)

	Total Income	Operating Profit	Net Income
Previous Forecast (A)	62,200	6,800	2,000
Revised Forecast (B)	70,000	7,000	2,000
Difference (B)-(A)	7,800	200	0
Percentage Change	12.5%	2.9%	0.0%
Year ended March 31, 2003	70,134	7,133	1,120

(Consolidated) (Millions of Yen)

	Total Income	Operating Profit	Net Income
Previous Forecast(A)	67,500	7,500	2,000
Revised Forecast (B)	76,000	7,200	2,000
Difference (B)-(A)	8,500	(300)	0
Percent Change	12.6%	(4.0)%	0.0%
Year ended March 31, 2003	75,846	4,613	1,969

(Note) Previous Forecast was announced on May 26, 2003.